UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2020

On March 9, 2021, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2020 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2020 and 2019 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2020.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 9, 2021	By: /s/ Hwan-Ju Lee
(Signature)

	Name:	Hwan-Ju Lee
	Title:	Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2020 and 2019

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion

We have audited the consolidated financial statements of KB Financial Group Inc. and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as of December 31, 2020, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As a matter that does not affect our audit opinion, we draw attention to the following matter.

As described in note 40.6.i) to the consolidated financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Group.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statement as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1) Assessment of the allowances for credit losses for loans

As discussed in Notes 3.6, 4.2, 10 and 11 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 3,283,363 million as of December 31, 2020. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (for example, debt restructuring). The individual assessment involves judgment by the Group in estimating the future cash flows. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). For the corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the qualitative factors involves a high level of judgment by the Group.

We identified the following risks in accordance with the assessment of the allowances for credit losses for loans as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement;

•	Risk that the Group’s estimation of future cash flows for the corporate loans to be individually assessed for ELC is inappropriate due to biased judgement

•

Risks that (i) the analysis of the qualitative factors in determining the internal credit risk ratings of the corporate loans to be collectively assessed for ELC is inappropriate; (ii) the calculation of 12 month and lifetime PD, the calculation of LGD, and the evaluation if FLI incorporated in the measurement of collective ECL is inappropriate due to fraud or error

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the estimates of future cash flows for individually assessed corporate loans, including controls over the work of external valuation professionals engaged by the Group to assess the value of collateral; (ii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans, including the review of internal credit risk ratings performed by an independent department with access to the same qualitative information; and (iv) the completeness and accuracy of data used in the credit risk ratings.

•

We assessed the estimates of future cash flows on a sample of individually assessed corporate loans by (i) comparing assumptions made with information obtained from internal and external sources; and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation professionals engaged by the Group.

•

We involved credit risk and information technology professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating forward-looking PD, and a sample of LGD.

•	We evaluated whether, for a sample of corporate loans with ECL measured on a collective basis, Group policy was applied in the internal credit risk rating process.

(2) Internally measured fair value of level 3 derivatives, and level 3 derivative-linked securities

As discussed in Notes 3.3.2 and 6.1.2 to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3 in the fair value hierarchy. Those financial instruments measured at fair value classified as level 3 include derivatives and derivative-linked securities both held and issued by KB Securities Co., Ltd. (a subsidiary of the Group), of which fair value is measured by the internally developed valuation models. The fair value of such derivative assets and liabilities as of December 31, 2020 was KRW 441,775 million and KRW 134,934 million, respectively. Also, the fair value of such derivative-linked securities held (presented as ‘financial assets at fair value through profit or loss – debt securities’) and issued (presented as ‘financial liabilities designated at fair value through profit or loss’) as of December 31, 2020 was KRW 635,920 million and KRW 9,201,431 million, respectively. In order to measure the fair value of these financial instruments, the Group uses valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.

We identified the following risks in accordance with the measurement of fair value of the derivatives and derivative-linked securities as a key audit matter considering the level of judgement;

•

Risks that (i) the models used by the Group to value the level 3 financial instruments are inappropriate; (ii) the models’ significant inputs which are not directly observable in financial markets, (such as volatility of underlying assets, correlations, regression coefficients, discount rates, and growth rates) are inappropriate

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the derivatives and derivative-linked securities. This included controls related to (i) the development, validation and changes in the models used to value derivatives and derivative-linked securities, (ii) the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values, and (iii) the monitoring of changes to these inputs and assumptions.

•

We involved valuation professionals with specialized skills and knowledge, who assisted in: (i) evaluating the valuation techniques and significant unobservable inputs on a selection of the derivatives and derivative-linked securities; and (ii) developing models and significant unobservable inputs independently for a selection of the derivatives and derivative-linked securities and comparing the resulting fair value estimates to the Group’s fair value measurements.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

The consolidated financial statements of the Group for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those financial statements on March 5, 2020.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 9, 2021

This report is effective as of March 9, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	25,608,842	~~W~~	20,837,878
Financial assets at fair value through profit or loss	4,6,8,12		61,035,455		53,549,086
Derivative financial assets	4,6,9		5,545,385		3,190,673
Loans measured at amortized cost	4,6,10,11		377,166,984		339,684,059
Financial investments	4,6,8,12		98,695,426		71,782,606
Investments in associates and joint ventures	13		771,435		598,240
Property and equipment	14		5,433,554		5,067,377
Investment property	14		2,533,539		2,827,988
Intangible assets	15		3,351,133		2,737,813
Net defined benefit assets	25		2,845		946
Current income tax assets			109,772		19,095
Deferred income tax assets	17,34		65,058		3,597
Assets held for sale	18		197,727		23,151
Other assets	4,6,19		30,155,037		18,215,608

Total assets		~~W~~	610,672,192	~~W~~	518,538,117

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	11,810,058	~~W~~	15,368,153
Derivative financial liabilities	4,6,9		5,222,897		3,007,341
Deposits	4,6,21		338,580,220		305,592,771
Borrowings	4,6,22		49,827,156		37,818,860
Debentures	4,6,23		62,760,687		50,935,583
Provisions	24		714,903		527,929
Net defined benefit liabilities	25		248,226		253,989
Current income tax liabilities			764,981		432,431
Deferred income tax liabilities	17,34		1,162,286		777,793
Insurance liabilities	38		54,415,296		34,966,683
Other liabilities	4,6,26		41,804,023		29,737,259

Total liabilities			567,310,733		479,418,792

Equity
Share capital	27		2,090,558		2,090,558
Hybrid securities	27		1,695,988		399,205
Capital surplus	27		16,723,589		17,122,777
Accumulated other comprehensive income	27,36		612,337		348,021
Retained earnings	27		22,517,392		19,709,545
Treasury shares	27		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	27		42,503,676		38,533,918
Non-controlling interests			857,783		585,407

Total equity			43,361,459		39,119,325

Total liabilities and equity		~~W~~	610,672,192	~~W~~	518,538,117

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(In millions of Korean won, except per share amounts)	Notes	2020		2019
Interest income		~~W~~	14,485,747	~~W~~	14,639,187
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			13,826,382		13,935,124
Interest income from financial instruments at fair value through profit or loss			659,365		704,063
Interest expense			(4,763,473)		(5,442,400)

Net interest income	5,28		9,722,274		9,196,787

Fee and commission income			4,527,024		3,879,247
Fee and commission expense			(1,568,085)		(1,524,243)

Net fee and commission income	5,29		2,958,939		2,355,004

Insurance income			14,386,640		12,317,182
Insurance expense			(14,086,647)		(12,017,670)

Net Insurance income	5,38		299,993		299,512

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			1,221,610		912,187
Net losses on overlay approach adjustments			(210,244)		(268,315)

Net gains on financial instruments at fair value through profit or loss	5,30		1,011,366		643,872

Net other operating expenses	5,31		(1,499,930)		(1,063,324)

General and administrative expenses	5,32		(6,833,152)		(6,271,017)

Operating profit before provision for credit losses	5		5,659,490		5,160,834

Provision for credit losses	5,7,11,12,19,24		(1,043,498)		(670,185)

Net operating income			4,615,992		4,490,649

Share of profit (losses) of investments in associates and joint ventures	13		(43,750)		16,451
Net other non-operating income	33		189,390		26,886

Net non-operating income			145,640		43,337

Profit before income tax expense			4,761,632		4,533,986
Income tax expense	34		(1,259,351)		(1,220,787)

Profit for the year	5		3,502,281		3,313,199

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25		(10,385)		(55,827)
Share of other comprehensive loss of associates and joint ventures			(1)		(105)
Net gains (losses) on equity instruments at fair value through other comprehensive income			822,140		(17,329)
Fair value changes on financial liabilities designated at fair value due to own credit risk			8,819		(11,372)

			820,573		(84,633)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(187,283)		37,861
Net gains (losses) on debt instruments at fair value through other comprehensive income			(356,572)		35,490
Share of other comprehensive income (loss) of associates and joint ventures			(6,846)		7,800
Losses on cash flow hedging instruments			(1,264)		(33,182)
Gains (losses) on hedging instruments of net investments in foreign operations			64,269		(8,900)
Other comprehensive income (loss) arising from separate account			(9,683)		3,364
Net gains on overlay approach adjustment	39		152,125		194,223

			(345,254)		236,656

Other comprehensive income for the year, net of tax			475,319		152,023

Total comprehensive income for the year		~~W~~	3,977,600	~~W~~	3,465,222

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	3,455,151	~~W~~	3,311,828
Non-controlling interests			47,130		1,371

		~~W~~	3,502,281	~~W~~	3,313,199

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	3,956,113	~~W~~	3,463,567
Non-controlling interests			21,487		1,655

		~~W~~	3,977,600	~~W~~	3,465,222

Earnings per share (in Korean won)	37
Basic earnings per share		~~W~~	8,809	~~W~~	8,451
Diluted earnings per share			8,697		8,389

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

	Equity attributable to shareholders of the Parent Company
							Accumulated
							Other
(in millions of Korean won)	Share		Hybrid		Capital		Comprehensive		Retained		Treasury		Non-controlling		Total
	Capital		Securities		Surplus		Income		Earnings		Shares		Interests		Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027
Comprehensive income for the year
Profit for the year		—		—		—		—		3,311,828		—		1,371		3,313,199
Remeasurements of net defined benefit liabilities		—		—		—		(55,827)		—		—		—		(55,827)
Exchange differences on translating foreign operations		—		—		—		37,577		—		—		284		37,861
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		36,637		(18,475)		—		—		18,162
Share of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Losses on cash flow hedging instruments		—		—		—		(33,182)		—		—		—		(33,182)
Gains (losses) on hedge of net investments in foreign operations		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income arising from separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Net gains on overlay approach adjustments		—		—		—		194,223		—		—		—		194,223

Total comprehensive income for the year		—		—		—		170,215		3,293,353		—		1,655		3,465,223

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Comprehensive income for the year
Profit for the year		—		—		—		—		3,455,151		—		47,130		3,502,281
Remeasurements of net defined benefit liabilities		—		—		—		(10,096)		—		—		(289)		(10,385)
Exchange differences on translating foreign operations		—		—		—		(162,906)		—		—		(24,377)		(187,283)
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		229,899		236,648		—		(979)		465,568
Share of other comprehensive loss of associates and joint ventures		—		—		—		(6,847)		—		—		—		(6,847)
Losses on cash flow hedging instruments		—		—		—		(1,264)		—		—		—		(1,264)
Gains (losses) on hedge of net investments in foreign operations		—		—		—		64,269		—		—		—		64,269
Other comprehensive loss arising from separate account		—		—		—		(9,683)		—		—		—		(9,683)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		8,819		—		—		—		8,819
Net gains on overlay approach adjustments		—		—		—		152,125		—		—		—		152,125

Total comprehensive income for the year		—		—		—		264,316		3,691,799		—		21,485		3,977,600

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		1,296,783		—		—		—		—		—		1,296,783
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(25,658)		(48,518)
Non-controlling interests changes in business combination		—		—		—		—		—		—		247,008		247,008
Others		—		—		(399,188)		—		—		—		29,541		(369,647)

Total transactions with shareholders		—		1,296,783		(399,188)		—		(883,952)		—		250,891		264,534

Balance at December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	612,337	~~W~~	22,517,392	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,361,459

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	2020		2019
Cash flows from operating activities
Profit for the year	~~W~~	3,502,281	~~W~~	3,313,199

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(566,447)		(438,567)
Net gain on derivative financial instruments for hedging purposes		(52,696)		(3,835)
Adjustment of fair value of derivative financial instruments		(3,198)		282
Provision for credit loss		1,043,498		670,185
Net gain on financial investments		(278,805)		(206,192)
Share of loss (profit) of associates and joint ventures		43,750		(16,451)
Depreciation and amortization expense		874,911		784,431
Depreciation and amortization expense on VOBA		173,866		192,459
Other net gains on property and equipment/intangible assets		(124,218)		(33,238)
Share-based payments		49,364		49,418
Policy reserve appropriation		2,709,818		1,546,271
Post-employment benefits		235,231		231,913
Net interest expense		458,210		313,550
Net gain on foreign currency translation		(116,786)		(74,488)
Gain on a bargain purchase		(145,067)		—
Net other expense		524,742		390,074

		4,826,173		3,405,812

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(7,139,647)		(916,415)
Derivative financial instruments		(38,376)		(644,342)
Loans at fair value through other comprehensive income		81,803		15,536
Loans at amortized cost		(31,126,636)		(21,681,258)
Current income tax assets		(54,539)		(9,091)
Deferred income tax assets		(15,108)		803
Other assets		(9,126,046)		(3,668,385)
Financial liabilities at fair value through profit or loss		(3,247,108)		(77,231)
Deposits		27,381,662		28,480,993
Current income tax liabilities		323,313		(266,204)
Deferred income tax liabilities		(125,066)		235,209
Other liabilities		3,216,600		1,212,080

		(19,869,148)		2,681,695

Net cash inflow (outflow) from operating activities		(11,540,694)		9,400,706

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		(64,177)		(206,680)
Disposal of financial assets at fair value through profit or loss		14,169,758		11,364,615
Acquisition of financial assets at fair value through profit or loss		(13,923,371)		(12,359,886)
Disposal of financial investments		83,143,443		69,489,132
Acquisition of financial investments		(92,206,817)		(79,083,472)
Disposal in investments in associates and joint ventures		210,266		26,185
Acquisition of investments in associates and joint ventures		(515,342)		(92,200)
Disposal of property and equipment		6,465		12,786
Acquisition of property and equipment		(424,862)		(608,736)
Disposal of investment property		646,263		94,207
Acquisition of investment property		(53,196)		(806,088)
Disposal of intangible assets		14,303		14,694
Acquisition of intangible assets		(182,859)		(333,557)
Net cash flows from the change in subsidiaries		(1,951,245)		91,592
Others		142,961		62,984

Net cash outflow from investing activities		(10,988,410)		(12,334,424)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		(16,202)		(28,631)
Net increase (decrease) in debts		10,683,659		5,027,313
Increase in debentures		119,705,016		93,655,747
Decrease in debentures		(107,760,800)		(96,145,669)
Increase (decrease) in other payables from trust accounts		2,326,495		(68,648)
Dividends paid to shareholders		(861,092)		(759,736)
Dividends paid on hybrid securities		(22,860)		(6,513)
Acquisition of treasury shares		—		(274,317)
Issuance of hybrid securities		1,296,783		399,205
Increase or decrease of non-controlling interest		(25,658)		574,580
Redemption of principal elements of lease payments		(235,498)		(229,750)
Others		172,433		134,027

Net cash inflow from financing activities		25,262,276		2,277,608

Effect of exchange rate changes on cash and cash equivalents		(171,805)		137,019

Net increase (decrease) in cash and cash equivalents		2,561,367		(519,091)
Cash and cash equivalents at the beginning of the year		6,123,725		6,642,816

Cash and cash equivalents at the end of the year	~~W~~	8,685,092	~~W~~	6,123,725

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of December 31, 2020, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements and Korean IFRS No. 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. These amendments do not have a significant impact on the consolidated financial statements. However, these amendments may have impact on the consolidated financial statements if business combination occurs in the future.

2.1.2 The Group has early adopted the following amended standards.

•	Amendments to Korean IFRS No. 1107 Financial Instruments: Disclosure, Korean IFRS No. 1109 Financial Instruments – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Group early adopted these amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR and CD, and those affected by these amendments should be referred to Note 9.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.1.3 The following amended standards have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No. 1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No. 1109 Financial Instruments, Korean IFRS No. 1039 Financial Instruments: Recognition and Measurement, Korean IFRS No. 1107 Financial Instruments: Disclosure, Korean IFRS No. 1104 Insurance Contracts and Korean IFRS No. 1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Amendments to Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No. 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters
•	Korean IFRS No. 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities
•	Korean IFRS No. 1116 Leases – Lease incentives
•	Korean IFRS No. 1041 Agriculture – Measuring fair value

•	Amendments to Korean IFRS No. 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties with regard to measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in fair value determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed loans, and upon assumptions and methodology used for collectively assessed groups of loans, acceptances and guarantees and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Estimated claims for Incurred But Not Reported (“IBNR”)

An amount of IBNR is the total sum of estimated insurance claims that shall be paid for accidents that occurred but have not been reported to the Group and the estimated amount of insurance proceeds that shall be additionally paid upon resumption of payment claims. The Group calculates IBNR by applying statistical methods in risk units designated in Detailed Regulations on Supervision of Insurance Business, and records IBNR in reserve for outstanding claims of insurance liability. IBNR based on statistical methods requires significant accounting estimates in determining appropriate model applied by accident year (PLDM, ILDM, BFM, and others) and development parameters.

2.4.7 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2020 negatively affected the global economy, despite of various forms of government support policy. Accordingly, the Group was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Group reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and proactively responded to the credit risk to be increased in the future by expanding the scope of loans subject to lifetime expected credit losses (non-impaired) and expanding the scope of loans subject to individual assessment. The Group will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

For the comparative purpose, certain information in the notes for the year ended December 31, 2019 have been reclassified to conform to the presentation for the year ended December 31, 2020.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No. 1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book amounts of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions about financial and operating policies require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are indication of an impairment loss that which should be recognized in the consolidated financial statements, those losses are recognized for the period.

If associates and joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as non-operating income (expenses) in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are indication of an impairment loss which should be recognized in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange difference for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items is recognized in profit or loss. When gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Group uses quoted price in active market which is based on listed market price or dealer price quotations of financial instruments traded in active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not observable in market and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level	2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level	3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e. the obligation specified in the contract is discharged, cancelled or expires).

3.3.4 Offsetting

A financial asset and a financial liability is offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all of the counterparties.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial asset at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange difference resulting from change in amortized cost is recognized in profit or loss, and other changes are recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group recognizes a loss allowance for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Group assesses whether the credit risk has increased significantly using the following information, and if one or more of the following conditions are met, it is deemed as significant increase in credit risk. Information of more than 30 days overdue is applied to all subsidiaries, and other information is applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows on a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following information.

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Under simplified approach, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally considers the loan to be credit-impaired if one or more of the following conditions are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Refinancing

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when it assesses whether the credit risk has increased significantly and measures the expected credit losses.

The Group assumes the risk components have a certain correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the last year (%p)	(+)
Household loan change rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future condition of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measures expected credit losses using a conservative scenario comparing to the forecasted forward-looking information.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows that are due to the Group under the contract and the cash flows that the Group expects to receive. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the expected credit loss model involves certain assumptions to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

The lifetime expected credit loss is measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets measured at amortized cost. However, the loss allowance is recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of the loss allowance is reclassified from other comprehensive income to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of foreign exchange of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. After initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivatives are designated and qualify for a fair value hedge, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expense. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expense) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivatives and non-derivatives are designated and qualify for the net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income and expense. The cumulative gain or loss on the hedging instrument relating to the effective portion of the hedge that has been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful lives

Buildings and structures	Straight-line	20~40 years

Leasehold improvements	Declining-balance/ Straight-line	4~15 years

Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful lives

Buildings	Straight-line	20~40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or declining-balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives

Industrial property rights	Straight-line	3 ~ 19 years

Software	Straight-line	3 ~ 5 years

VOBA	Declining-balance	30, 60 years

Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.10.1 Value of business acquired (“VOBA”)

In case of acquisition of insurance company, the Group recognized the difference amount as VOBA in intangible assets, if the fair value of the acquired insurance liability is less than the carrying amount based on the acquiree’s accounting policy, and in the opposite case, the difference amount is recognized as negative VOBA and included in premium reserve. VOBA is an estimated present value of future cash flow of insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful lives using declining balance method, and the depreciation is recognized as insurance expense.

3.10.2 Goodwill

3.10.2.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of cost of the business combination over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds cost of business combination, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree is initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.2.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.2.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit or loss.

In addition, the change in fair value of the financial liability that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with Korean IFRS No. 1109. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.14 Insurance Contracts

KB Insurance Co., Ltd., KB Life Insurance Co., Ltd. and Prudential Life Insurance Company of Korea Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS No. 1109 Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS No. 1104 Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the consolidated statement of financial position, and as other operating income (expenses) in the consolidated statement of comprehensive income, respectively.

3.14.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.14.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

3.14.2.1 Premium reserve

Premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard loss ratio defined by Financial Supervisory Services and the amount using the actual underlying data that have been used in premium calculation.

3.14.2.2 Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

3.14.2.3 Unearned premium reserve

Reserve for the insurance premiums that are due during the reporting period but not earned at the end of the period.

3.14.2.4 Reserve for dividend to policyholders

Reserve for dividend to policyholders including dividend of interest rate differential, rate of risk differential and business expenses differential is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.14.3 Liability adequacy test

The Group conducts a liability adequacy test for all contracts to which Korean IFRS No. 1104 Insurance Contracts apply, in consideration of current estimates of all cash inflows and cash outflows from the insurance contracts at the end of the reporting period including options, guarantees, claims survey costs and policy loans. If the assessment shows that the carrying amount of its insurance liabilities is insufficient in light of the estimated adequate liabilities, additional reserve is recognized for the deficient amount.

Future cash flows from long-term insurance are discounted at interest rate scenario, which is risk-free rate scenario adjusted by liquidity premium, whereas future cash flows from general insurance are not discounted to present value. In case of insurance premium and unearned premium reserves, all future cash flows such as payment of claims, administration expenses and premium received from policyholders are considered for the liability adequacy test. And in case of reserve for outstanding claims, the adequacy of individually assessed payment of claims is tested by applying models that are considered appropriate for claim development trend among various statistical methods.

3.14.4 Deferred acquisition costs

The Group recognizes acquisition cost incurred by the long-term insurance contract as an asset and amortizes it evenly over the premium payment period. If the premium payment period exceeds seven years, the amortization period shall be seven years. If the insurance contract is surrendered or lapsed due to payment overdue, the remaining balances of deferred acquisition cost are fully amortized in the period in which the contract is surrendered or lapsed.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.16 Financial Guarantee Contracts

A financial guarantee contract requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No. 1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No. 1115 Revenue from Contracts with Customers.

3.17 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No. 1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt securities at fair value through other comprehensive income, are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No. 1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the rate of interest used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.18.2.2 Fees related to performance obligations satisfied over time

The Group transfers control of a good or service over time, therefore, recognizes revenue related to performance obligations satisfied over the period of performance obligations. Fees which can be earned through the certain periods, including asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.18.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

A syndication arrangement fees recognized as revenue when the syndication has been completed, if the Group arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants).

3.18.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains and losses from following financial instruments:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate)

•	Gains or losses relating to derivatives for trading (including derivatives for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits:

3.19.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.19.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group has provided its directors and employees with stock grants, mileage stocks and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stocks and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service, at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stocks and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No. 1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.20 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for the period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No. 1012 and Interpretation of Korean IFRS No. 2123. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, additional dues on tax paid or refund are recognized in accordance with Korean IFRS No. 1037 because those are, in substance, interest and penalty.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.22 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No. 1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No. 1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.23 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.24 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS No. 1104 and a financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS No.1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS No. 1039 and

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS No. 1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS No.1109 and

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS No. 1039.

The Group is permitted to apply the overlay approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of an activity that is unconnected with insurance contract, having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and cannot subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions through increased risk transparency, spread of risk management culture and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department manages risk management policies, procedures, and business processes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors.

The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independent of the Sales Group, the Credit Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting economic capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	22,720,091	~~W~~	18,142,960
Financial assets at fair value through profit or loss
Due from financial institutions measured at fair value through profit or loss		100,094		216,367
Securities measured at fair value through profit or loss		58,415,100		50,721,526
Loans measured at fair value through profit or loss		337,983		427,545
Financial instruments indexed to the price of gold		89,965		79,805
Derivatives		5,545,385		3,190,673
Loans measured at amortized cost *		377,166,984		339,684,059
Financial investments
Securities measured at fair value through other comprehensive income		58,456,889		43,556,848
Securities measured at amortized cost *		36,870,229		25,346,555
Loans measured at fair value through other comprehensive income		293,409		375,098
Other financial assets *		14,167,689		9,147,059

		574,163,818		490,888,495

Off-balance sheet items
Acceptances and guarantees contracts		8,548,928		8,327,494
Financial guarantee contracts		4,964,468		3,847,390
Commitments		159,133,983		151,797,615

		172,647,379		163,972,499

	~~W~~	746,811,197	~~W~~	654,860,994

*	After netting of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	93,033,311	~~W~~	4,646,801	~~W~~	7,042	~~W~~	—	~~W~~	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade1		235,469		—		—		—		235,469
Grade2		57,940		—		—		—		57,940
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	~~W~~	348,821,470	~~W~~	28,495,172	~~W~~	3,427,116	~~W~~	—	~~W~~	380,743,758

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	83,839,707	~~W~~	2,621,898	~~W~~	1,000	~~W~~	—	~~W~~	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans measured at fair value through other comprehensive income
Corporate
Grade1		241,524		—		—		—		241,524
Grade2		133,574		—		—		—		133,574
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	~~W~~	316,752,109	~~W~~	23,814,107	~~W~~	1,900,958	~~W~~	—	~~W~~	342,467,174

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Credit qualities of loans graded according to internal credit ratings as of December 31, 2020 and 2019, are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	79,088,720	~~W~~	5,732,814	~~W~~	187,512	~~W~~	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	~~W~~	266,078,783	~~W~~	19,527,321	~~W~~	2,211,895	~~W~~	287,817,999

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	70,183,658	~~W~~	3,839,736	~~W~~	179,825	~~W~~	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	~~W~~	240,446,143	~~W~~	15,379,661	~~W~~	661,084	~~W~~	256,486,888

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,467,719	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	~~W~~	95,323,006	~~W~~	7,061	~~W~~	—	~~W~~	—	~~W~~	95,330,067

(In millions of Korean won)

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	25,147,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	~~W~~	68,905,075	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,905,075

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of December 31, 2020 and 2019, are as follows:

Credit quality	Domestic					Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	21,437,207	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	~~W~~	22,709,972	~~W~~	13,099	~~W~~	283	~~W~~	—	~~W~~	22,723,354

(In millions of Korean won)

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	17,292,966	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	~~W~~	18,134,133	~~W~~	13,179	~~W~~	360	~~W~~	—	~~W~~	18,147,672

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2020 and 2019, is the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.7 Credit risk mitigation of derivative financial instruments

The quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Deposits, savings, securities, etc.	~~W~~	1,651,322	~~W~~	802,170

4.2.8 Credit risk concentration analysis

4.2.8.1 Details of loans by country as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	December 31, 2020 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	182,344,832	~~W~~	160,385,598	~~W~~	18,734,570	~~W~~	361,465,000	94.85	~~W~~	(2,433,702)	~~W~~	359,031,298
Europe		—		2,042,979		—		2,042,979	0.54		(11,141)		2,031,838
China		—		4,518,737		654		4,519,391	1.19		(20,489)		4,498,902
Japan		94		923,354		10		923,458	0.24		(1,249)		922,209
United States		—		1,962,377		—		1,962,377	0.51		(21,489)		1,940,888
Cambodia		1,444,906		2,280,180		—		3,725,086	0.98		(89,652)		3,635,434
Indonesia		1,483,345		3,637,351		60,959		5,181,655	1.36		(699,947)		4,481,708
Others		427,276		833,080		1,437		1,261,793	0.33		(5,694)		1,256,099

	~~W~~	185,700,453	~~W~~	176,583,656	~~W~~	18,797,630	~~W~~	381,081,739	100.00	~~W~~	(3,283,363)	~~W~~	377,798,376

(In millions of Korean won)

	December 31, 2019 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	166,310,457	~~W~~	149,149,657	~~W~~	18,642,111	~~W~~	334,102,225	97.44	~~W~~	(2,363,332)	~~W~~	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	~~W~~	166,789,122	~~W~~	157,457,187	~~W~~	18,648,410	~~W~~	342,894,719	100.00	~~W~~	(2,408,017)	~~W~~	340,486,702

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income and amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.2 Details of corporate loans by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,044,243	9.09	~~W~~	(20,987)	~~W~~	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale & Retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	~~W~~	176,583,656	100.00	~~W~~	(1,671,779)	~~W~~	174,911,877

(In millions of Korean won)	December 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,405,404	10.42	~~W~~	(14,819)	~~W~~	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

	~~W~~	157,457,187	100.00	~~W~~	(956,986)	~~W~~	156,500,201

4.2.8.3 Details of retail loans and credit card receivables as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	87,312,052	42.70	~~W~~	(61,155)	~~W~~	87,250,897
General		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	~~W~~	204,498,083	100.00	~~W~~	(1,611,584)	~~W~~	202,886,499

(In millions of Korean won)	December 31, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	78,102,637	42.12	~~W~~	(34,395)	~~W~~	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

	~~W~~	185,437,532	100.00	~~W~~	(1,451,031)	~~W~~	183,986,501

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.4 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	22,723,354	100.00	~~W~~	(3,263)	~~W~~	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	18,147,672	100.00	~~W~~	(4,712)	~~W~~	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Finance and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivative financial assets
Government and government funded institutions		7,330	0.23		—		7,330
Finance and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Finance and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities measured at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Finance and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.2.8.5 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by country as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	16,535,849	72.78	~~W~~	(607)	~~W~~	16,535,242
United States		2,030,614	8.94		(283)		2,030,331
Others		4,156,891	18.28		(2,373)		4,154,518

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Korea		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Korea		53,991,978	92.43		—		53,991,978
United States		2,370,538	4.06		—		2,370,538
Others		2,052,584	3.51		—		2,052,584

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Korea		2,885,214	52.03		—		2,885,214
United States		706,866	12.75		—		706,866
Others		1,953,305	35.22		—		1,953,305

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Korea		54,786,461	93.72		—		54,786,461
United States		942,151	1.61		—		942,151
Others		2,728,277	4.67		—		2,728,277

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Korea		34,545,872	93.69		(2,283)		34,543,589
United States		1,049,387	2.85		(241)		1,049,146
Others		1,277,919	3.46		(426)		1,277,493

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	13,864,687	76.40	~~W~~	(555)	~~W~~	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions measured at fair value through profit or loss
Korea		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

		50,721,526	100.00		—		50,721,526

Derivative financial assets
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

		43,556,848	100.00		—		43,556,848

Securities measured at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

Due from financial institutions and financial instruments at fair value through profit or loss that are linked to gold price and derivatives are mostly related to finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gaps and liquidity ratio for all transactions and off-balance transactions, that affect the cashflows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest receivables and payments; as such, the table below do not match with the amounts in the consolidated statements of financial position which are based on discounted cash flows. The future interest receipts and payments for floating-rate assets and liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.3.3.1 Remaining contractual maturity of financial assets and liabilities other than derivatives held for cash flow hedge as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	7,186,004	~~W~~	1,449,949	~~W~~	469,858	~~W~~	1,217,217	~~W~~	35,056	~~W~~	—	~~W~~	10,358,084
Financial assets at fair value through profit or loss		60,520,103		242,664		83,408		25,658		142,547		561,959		61,576,339
Derivatives held for trading [2]		5,210,512		—		—		—		—		—		5,210,512
Derivatives held for hedging [3]		—		9,371		32,816		74,364		70,863		88,462		275,876
Loans measured at amortized cost		3,126,366		29,240,531		35,862,097		135,526,320		116,211,931		103,685,410		423,652,655
Financial investments [4]
Financial assets at fair value through other comprehensive income		2,532,279		896,523		1,556,600		10,523,465		35,347,644		16,949,942		67,806,453
Securities measured at amortized cost		—		1,003,104		2,724,223		2,567,726		9,658,717		29,923,188		45,876,958
Other financial assets		89,855		11,514,303		206,227		1,273,876		73,735		48,019		13,206,015

	~~W~~	78,665,119	~~W~~	44,356,445	~~W~~	40,935,229	~~W~~	151,208,626	~~W~~	161,540,493	~~W~~	151,256,980	~~W~~	627,962,892

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [2]	~~W~~	2,025,952	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,025,952
Financial liabilities designated at fair value through profit or loss [2]		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading [2]		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging [3]		—		3,123		4,120		62,147		35,198		109		104,697
Deposits [5]		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	~~W~~	208,505,795	~~W~~	61,923,070	~~W~~	40,432,762	~~W~~	124,371,254	~~W~~	56,378,541	~~W~~	9,104,547	~~W~~	500,715,969

Off-balance sheet items
Commitments [6]	~~W~~	159,133,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts [7]		4,964,468		—		—		—		—		—		4,964,468

	~~W~~	172,647,379	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	172,647,379

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	5,323,332	~~W~~	1,038,805	~~W~~	286,091	~~W~~	822,123	~~W~~	18,628	~~W~~	—	~~W~~	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading [2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for hedging [3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans measured at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments [4]
Financial assets at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities measured at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

	~~W~~	65,901,703	~~W~~	42,638,440	~~W~~	36,912,087	~~W~~	140,008,538	~~W~~	136,109,923	~~W~~	118,265,515	~~W~~	539,836,206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [2]	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss [2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading [2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for hedging [3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits [5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Borrowings		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

	~~W~~	167,244,458	~~W~~	49,872,191	~~W~~	34,410,292	~~W~~	130,819,629	~~W~~	49,265,152	~~W~~	7,819,252	~~W~~	439,430,974

Off-balance sheet items
Commitments [6]	~~W~~	151,797,615	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	151,797,615
Acceptances and guarantees contracts		8,327,494		—		—		—		—		—		8,327,494
Financial guarantee contracts [7]		3,847,390		—		—		—		—		—		3,847,390

	~~W~~	163,972,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	163,972,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

[1]	Restricted due from financial instruments amounting to ~~W~~ 15,331,515 million and ~~W~~ 13,394,627 million are excluded as of December 31, 2020 and 2019, respectively.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income are included in the ‘On demand’ category because most are available for sale at any time. However, equity securities restricted from sale, are included in the category corresponding to the date on which the restriction is lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[6]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[7]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	(1,082)	~~W~~	(5,569)	~~W~~	(15,132)	~~W~~	(25,354)	~~W~~	290	~~W~~	(46,847)
Cash flow to be received of gross-settled derivatives		85,064		220,339		517,929		2,289,277		—		3,112,609
Cash flow to be paid of gross-settled derivatives		(88,952)		(221,261)		(523,442)		(1,616,530)		—		(2,450,185)

(In millions of Korean won)	December 31, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	(639)	~~W~~	(1,831)	~~W~~	(5,021)	~~W~~	(10,602)	~~W~~	1,084	~~W~~	(17,009)
Cash flow to be received of gross-settled derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of gross-settled derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading position are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by subsidiaries.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval of the Risk Management Committee of the Group.

In case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Committee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Group established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Group aims to complete the transition and alternative plan by the year-end of 2021. In addition, for CD interest rates, interest rates are being reformed by the relevant institutions that calculate, announce and manage the interest rates, and related institutions such as the Bank of Korea and the financial authorities. The Group continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the position’s limit management must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the pre-determined limits of the target position.

•	Target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

Subsidiaries of the Group measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risks arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

4.4.3.3 VaR

(a) VaR

Kookmin Bank, a major subsidiary, uses the risk-based valuation method (VaR) to measure the market risk of the trading position. Kookmin Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confident level of distribution of value changes in the portfolio and the current market value.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When a subsidiary with a trading position measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions. In addition, non-bank subsidiaries use the same standard method as the regulatory capital calculation method in order to enhance the effectiveness of market risk VaR management (improving the link with regulatory capital).

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

(c) Stress Testing

The Group carries out a stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rates, stock prices, exchange rates, and implied volatility of derivatives that have a significant impact on portfolio value in a crisis. The Group carries out a stress testing through historical and hypothetical scenarios. This stress testing is carried out more than once a year.

Ten-day VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions by Kookmin Bank for the years ended December 31, 2020 and 2019, are as follows:

Kookmin Bank

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31 2020
Interest rate risk	~~W~~	59,147	~~W~~	9,588	~~W~~	105,983	~~W~~	50,795
Stock price risk		15,379		3,787		24,821		24,821
Foreign exchange rate risk		36,281		5,302		67,766		49,338
Deduction of diversification effect								(7,320)

Total VaR	~~W~~	105,428	~~W~~	14,225	~~W~~	158,798	~~W~~	117,634

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31 2019
Interest rate risk	~~W~~	11,190	~~W~~	1,725	~~W~~	20,467	~~W~~	16,628
Stock price risk		3,434		2,402		4,310		3,914
Foreign exchange rate risk		15,760		11,416		20,704		13,081
Deduction of diversification effect								(13,246)

Total VaR	~~W~~	17,545	~~W~~	13,641	~~W~~	24,849	~~W~~	20,377

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Meanwhile, the positions which are not measured by VaR as of December 31, 2020 and 2019 and required equity capital of non-bank subsidiaries using the standardized method for the years ended December 31, 2020 and 2019, are as follows:

Kookmin Bank

(In millions of Korean won)	December 31, 2020		December 31, 2019
Interest rate risk	~~W~~	40,290	~~W~~	83,731
Stock price risk		7,088		1,954
Foreign exchange rate risk		23,938		1,850

	~~W~~	71,316	~~W~~	87,535

KB Securities Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	656,651	~~W~~	575,053	~~W~~	755,704	~~W~~	755,704
Stock price risk		267,186		213,639		317,478		213,639
Foreign exchange rate risk		15,113		8,759		21,907		10,588
Commodity risk		18		1		56		18

	~~W~~	938,968	~~W~~	797,452	~~W~~	1,095,145	~~W~~	979,949

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Interest rate risk	~~W~~	520,681	~~W~~	460,539	~~W~~	563,991	~~W~~	563,991
Stock price risk		248,183		217,149		282,584		270,443
Foreign exchange rate risk		15,785		7,578		23,674		21,418
Commodity risk		3		1		20		1

	~~W~~	784,652	~~W~~	685,267	~~W~~	870,269	~~W~~	855,853

KB Insurance Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	5,682	~~W~~	2,850	~~W~~	7,652	~~W~~	7,055
Foreign exchange rate risk		26,529		23,491		29,339		28,891

	~~W~~	32,211	~~W~~	26,341	~~W~~	36,991	~~W~~	35,946

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Interest rate risk	~~W~~	3,418	~~W~~	2,201	~~W~~	4,904	~~W~~	3,252
Foreign exchange rate risk		23,293		16,153		27,550		26,140

	~~W~~	26,711	~~W~~	18,354	~~W~~	32,454	~~W~~	29,392

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Foreign exchange rate risk	~~W~~	2,712	~~W~~	169	~~W~~	7,861	~~W~~	7,546

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Foreign exchange rate risk	~~W~~	235	~~W~~	187	~~W~~	264	~~W~~	187

Prudential Life Insurance Company of Korea Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Foreign exchange rate risk	~~W~~	7,977	~~W~~	7,977	~~W~~	7,977	~~W~~	7,977

KB Asset Management Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	1,298	~~W~~	—	~~W~~	2,589	~~W~~	—
Stock price risk		3,382		—		9,484		—
Foreign exchange rate risk		812		1,208		1,523		1,141

	~~W~~	5,492	~~W~~	1,208	~~W~~	13,596	~~W~~	1,141

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Interest rate risk	~~W~~	417	~~W~~	202	~~W~~	1,238	~~W~~	509
Stock price risk		3,456		1,965		6,248		6,248
Foreign exchange rate risk		825		362		1,427		362

	~~W~~	4,698	~~W~~	2,529	~~W~~	8,913	~~W~~	7,119

KB Capital Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Foreign exchange rate risk	~~W~~	810	~~W~~	297	~~W~~	1,315	~~W~~	896

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Foreign exchange rate risk	~~W~~	410	~~W~~	327	~~W~~	464	~~W~~	327

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Interest rate risk	~~W~~	3,054	~~W~~	1,784	~~W~~	4,389	~~W~~	2,743

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Interest rate risk	~~W~~	2,630	~~W~~	1,295	~~W~~	3,597	~~W~~	2,038

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

KB Real Estate Trust Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Stock price risk	~~W~~	399	~~W~~	—	~~W~~	435	~~W~~	—

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Stock price risk	~~W~~	145	~~W~~	—	~~W~~	435	~~W~~	435

KB Investment Co., Ltd.

(In millions of Korean won)	2020
	Average		Minimum		Maximum		Dec. 31, 2020
Stock price risk	~~W~~	1,153	~~W~~	—	~~W~~	7,588	~~W~~	6,253
Foreign exchange rate risk		11,864		10,167		12,625		11,655

	~~W~~	13,017	~~W~~	10,167	~~W~~	20,213	~~W~~	17,908

(In millions of Korean won)	2019
	Average		Minimum		Maximum		Dec. 31, 2019
Stock price risk	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Foreign exchange rate risk		7,452		4,072		10,480		9,988

	~~W~~	7,452	~~W~~	4,072	~~W~~	10,480	~~W~~	9,988

4.4.3.4 Details of risk factors

(a) Interest rate risk

The interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risks associated with trading accounts using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk occurs only in trading stocks denominated in Korean won because there are no trading stocks denominated in foreign currency. The portfolio of trading stocks denominated in Korean won consists of stocks listed on the exchange and derivatives linked to stocks and is managed by strict distributed investment limits.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets, liabilities and currency-related derivatives which are denominated in foreign currency. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4.4 Non-trading position

4.4.4.1 Definition of non-trading position

Interest rate risk management targets for non-trading positions include both on-balance and off-balance assets, liabilities and derivatives that are sensitive to interest rate, except for trading positions that are subject to market risk measurement. Interest-sensitive assets and liabilities refer to interest-bearing assets and liabilities that generate interest income and interest expenses.

4.4.4.2 Observation method of market risk arising from non-trading position

As a qualitative methodology, interest rate risk is a change in equity and profit due to the changes in value of interest-sensitive assets, liabilities, etc., and is measured by ΔEVE or interest rate VaR and ΔNII. In addition, the average interest rate revision maturity and the longest interest rate revision maturity of demand deposits are managed through a quantitative methodology.

4.4.4.3 Interest rate risk levels

(a) Subsidiary Kookmin Bank

Kookmin Bank calculates ΔEVE by applying six interest rate shocks and stress scenarios, and ΔNII by applying parallel shock up and down scenarios. The results as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Changes in the Economic Value of Equity Capital (ΔEVE)		Changes in net interest income (ΔNII)
Scenario 1 (Parallel rise)	~~W~~	544,087	~~W~~	415,339
Scenario 2 (Parallel decline)		—		—
Scenario 3 (Short-term decline, long-term rise)		245,337
Scenario 4 (Short-term rise, long-term decline)		423,673
Scenario 5 (Short-term rise)		466,220
Scenario 6 (Short-term decline)		480,246
Maximum of 6 scenarios		544,087		415,339
Basic capital		28,234,310		—

(In millions of Korean won)	December 31, 2019
	Changes in the Economic Value of Equity Capital (ΔEVE)		Changes in net interest income (ΔNII)
Scenario 1 (Parallel rise)	~~W~~	483,207	~~W~~	152,013
Scenario 2 (Parallel decline)		31,718		9,717
Scenario 3 (Short-term decline, long-term rise)		257,756
Scenario 4 (Short-term rise, long-term decline)		411,237
Scenario 5 (Short-term rise)		378,380
Scenario 6 (Short-term decline)		492,047
Maximum of 6 scenarios		492,047		152,013
Basic capital		27,609,684		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(b) Non-bank subsidiaries

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
KB Securities Co., Ltd.	~~W~~	28,396	~~W~~	20,605
KB Insurance Co., Ltd.		585,648		345,292
KB Kookmin Card Co., Ltd.		64,783		49,878
Prudential Life Insurance Company of Korea Ltd.		132,576		—
KB Life Insurance Co., Ltd.		29,392		56,214
KB Capital Co., Ltd.		27,805		33,038
KB Savings Bank Co., Ltd.		6,014		6,510

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.4.5 Financial instruments denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	4,482,459	~~W~~	583,545	~~W~~	558,793	~~W~~	113,586	~~W~~	878,798	~~W~~	1,152,515	~~W~~	7,769,696
Financial assets at fair value through profit or loss		5,464,176		39,817		508,587		30,030		6,046		177,545		6,226,201
Derivatives held for trading		339,190		18,061		41,834		1,774		4,344		9,724		414,927
Derivatives held for hedging		112,431		—		—		—		—		—		112,431
Loans measured at amortized cost		18,783,163		565,918		1,387,089		259,787		1,617,715		5,597,016		28,210,688
Financial assets at fair value through other comprehensive income		5,446,539		5,271		35,478		—		342,804		224,801		6,054,893
Financial assets at amortized cost		1,660,713		—		300,315		—		108,594		537,966		2,607,588
Other financial assets		2,747,958		50,573		231,435		20,162		122,642		353,707		3,526,477

	~~W~~	39,036,629	~~W~~	1,263,185	~~W~~	3,063,531	~~W~~	425,339	~~W~~	3,080,943	~~W~~	8,053,274	~~W~~	54,922,901

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,267,690	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,267,690
Derivatives held for trading		497,975		21,221		84,712		1,817		42,023		36,625		684,373
Derivatives held for hedging		139,528		—		—		—		—		14,050		153,578
Deposits		16,441,107		933,268		991,872		66,440		1,755,272		4,331,641		24,519,600
Borrowings		10,068,379		485,618		402,802		501,716		439		1,728,281		13,187,235
Debentures		5,135,667		—		666,873		—		—		308,675		6,111,215
Other financial liabilities		3,407,300		38,979		98,093		9,911		51,331		237,281		3,842,895

	~~W~~	36,957,646	~~W~~	1,479,086	~~W~~	2,244,352	~~W~~	579,884	~~W~~	1,849,065	~~W~~	6,656,553	~~W~~	49,766,586

Off-balance sheet items	~~W~~	14,991,859	~~W~~	32,200	~~W~~	248,007	~~W~~	741	~~W~~	253,472	~~W~~	906,502	~~W~~	16,432,781

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	2,581,674	~~W~~	354,484	~~W~~	377,651	~~W~~	128,600	~~W~~	1,207,769	~~W~~	840,250	~~W~~	5,490,428
Financial assets at fair value through profit or loss		6,275,426		43,124		610,820		23,034		6,131		149,188		7,107,723
Derivatives held for trading		244,010		22,729		25,226		698		6,786		48,396		347,845
Derivatives held for hedging		83,610		—		—		—		—		—		83,610
Loans measured at amortized cost		14,478,537		484,087		795,285		178,628		1,205,297		991,445		18,133,279
Financial assets at fair value through other comprehensive income		4,643,921		21,267		71,078		—		282,390		39,186		5,057,842
Financial assets at amortized cost		2,380,000		—		304,484		—		97,845		101,958		2,884,287
Other financial assets		1,619,738		230,542		313,363		18,237		186,607		195,691		2,564,178

	~~W~~	32,306,916	~~W~~	1,156,233	~~W~~	2,497,907	~~W~~	349,197	~~W~~	2,992,825	~~W~~	2,366,114	~~W~~	41,669,192

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,754,602	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,754,602
Derivatives held for trading		351,394		39,050		36,018		—		7,806		67,809		502,077
Derivatives held for hedging		35,538		—		—		—		—		—		35,538
Deposits		12,266,565		766,720		791,638		45,892		1,477,097		560,939		15,908,851
Borrowings		9,399,828		125,096		419,155		408,918		15,092		247,943		10,616,032
Debentures		5,007,285		—		—		—		—		338,225		5,345,510
Other financial liabilities		2,556,502		60,029		101,289		22,531		190,841		254,876		3,186,068

	~~W~~	32,371,714	~~W~~	990,895	~~W~~	1,348,100	~~W~~	477,341	~~W~~	1,690,836	~~W~~	1,469,792	~~W~~	38,348,678

Off-balance sheet items	~~W~~	18,702,327	~~W~~	32,694	~~W~~	176,756	~~W~~	—	~~W~~	252,369	~~W~~	257,881	~~W~~	19,422,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. Kookmin Bank, a subsidiary, established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011 and was implemented in Korea in December 2013.

The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 8.0%, a minimum Tier 1 ratio of :9.5% and a minimum Total Regulatory Capital of 11.5% as of December 31, 2020.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses in the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income and other capital surplus etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowance for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulation on Supervision of Financial Holding Companies and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses them to calculate BIS ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group evaluates and manages capital adequacy through separate internal policies. The valuation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to the management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy calculation in accordance with Basel III requirements as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Equity Capital:	~~W~~	40,080,136	~~W~~	36,995,181
Tier 1 Capital		36,895,778		35,426,114
Common Equity Tier 1 Capital		34,886,283		34,709,873
Additional Tier 1 Capital		2,009,495		716,241
Tier 2 Capital		3,184,358		1,569,067
Risk-weighted assets:		262,349,242		255,549,020
Equity Capital (%):		15.28		14.48
Tier 1 Capital (%)		14.06		13.86
Common Equity Tier 1 Capital (%)		13.30		13.58

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding and other supporting activities

Securities business		Investment banking, brokerage services and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash service, card loan and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Financial information by business segment for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Operating revenues from external customers	~~W~~	2,833,601	~~W~~	2,918,826	~~W~~	1,797,921	~~W~~	7,550,348	~~W~~	1,448,409	~~W~~	1,027,269	~~W~~	1,538,230	~~W~~	237,416	~~W~~	690,970	~~W~~	—	~~W~~	12,492,642
Intersegment operating revenues (expenses)		178,199		—		108,118		286,317		(6,366)		5,976		(183,480)		(9,655)		324,910		(417,702)		—

		3,011,800		2,918,826		1,906,039		7,836,665		1,442,043		1,033,245		1,354,750		227,761		1,015,880		(417,702)		12,492,642

Net interest income		3,238,002		3,178,280		338,484		6,754,766		510,566		615,951		1,265,703		260,925		314,832		(469)		9,722,274
Interest income		4,899,943		4,519,579		1,036,643		10,456,165		820,100		616,852		1,631,520		261,056		726,668		(26,614)		14,485,747
Interest expense		(1,661,941)		(1,341,299)		(698,159)		(3,701,399)		(309,534)		(901)		(365,817)		(131)		(411,836)		26,145		(4,763,473)
Net fee and commission income (expenses)		363,459		406,603		297,860		1,067,922		916,758		(171,220)		400,485		(18,059)		776,282		(13,229)		2,958,939
Fee and commission income		480,190		529,178		440,319		1,449,687		1,037,545		8,571		1,485,718		98		871,499		(326,094)		4,527,024
Fee and commission expense		(116,731)		(122,575)		(142,459)		(381,765)		(120,787)		(179,791)		(1,085,233)		(18,157)		(95,217)		312,865		(1,568,085)
Net insurance income (expenses)		—		—		—		—		—		376,827		13,283		(91,410)		—		1,293		299,993
Insurance income		—		—		—		—		—		12,367,894		23,989		2,026,052		—		(31,295)		14,386,640
Insurance expenses		—		—		—		—		—		(11,991,067)		(10,706)		(2,117,462)		—		32,588		(14,086,647)
Net gains (losses) on financial instruments at fair value through profit or loss		(52,493)		—		296,676		244,183		117,792		259,274		5,904		71,350		396,626		(83,763)		1,011,366
Net other operating income (expenses)		(537,168)		(666,057)		973,019		(230,206)		(103,073)		(47,587)		(330,625)		4,955		(471,860)		(321,534)		(1,499,930)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,555,089)	~~W~~	(2,072,515)	~~W~~	(573,742)	~~W~~	(4,201,346)	~~W~~	(844,503)	~~W~~	(829,263)	~~W~~	(514,845)	~~W~~	(152,271)	~~W~~	(405,530)	~~W~~	114,606	~~W~~	(6,833,152)
Operating profit before provision for credit losses		1,456,711		846,311		1,332,297		3,635,319		597,540		203,982		839,905		75,490		610,350		(303,096)		5,659,490
Reversal (provision) for credit losses		(204,302)		(264,943)		(14,937)		(484,182)		(23,827)		7,569		(396,376)		472		(148,127)		973		(1,043,498)
Net operating income		1,252,409		581,368		1,317,360		3,151,137		573,713		211,551		443,529		75,962		462,223		(302,123)		4,615,992
Share of profit (loss) of associates and joint ventures		—		—		(48,158)		(48,158)		3,598		(42)		1,127		1		553		(829)		(43,750)
Net other non-operating income (expenses)		5,490		—		23,354		28,844		4,472		16,142		(6,636)		(16,270)		40,927		121,911)		189,390
Segment profit before income tax		1,257,899		581,368		1,292,556		3,131,823		581,783		227,651		438,020		59,693		503,703		(181,041)		4,761,632
Income tax expense		(339,728)		(159,876)		(312,700)		(812,304)		(156,135)		(63,778)		(114,027)		(27,167)		(97,268)		11,328		(1,259,351)

Profit for the year	~~W~~	918,171	~~W~~	421,492	~~W~~	979,856	~~W~~	2,319,519	~~W~~	425,648	~~W~~	163,873	~~W~~	323,993	~~W~~	32,526	~~W~~	406,435	~~W~~	(169,713)	~~W~~	3,502,281

Profit attributable to shareholders of the Parent Company		917,956		421,492		958,747		2,298,195		425,622		163,884		324,662		32,526		404,381		(194,119)		3,455,151
Profit (loss) attributable to non-controlling interests		215		—		21,109		21,324		26		(11)		(669)		—		2,054		24,406		47,130
Total assets *		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,078,117		24,071,645		35,546,572		47,408,052		(31,446,962)		610,672,192
Total liabilities *		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,086,458		19,789,959		32,524,518		21,598,232		(2,240,962)		567,310,733

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Operating revenues from external customers	~~W~~	2,375,800	~~W~~	2,979,503	~~W~~	1,591,323	~~W~~	6,946,626	~~W~~	1,113,200	~~W~~	1,185,600	~~W~~	1,470,910	~~W~~	107,404	~~W~~	608,111	~~W~~	—	~~W~~	11,431,851
Intersegment operating revenues (expenses)		204,476		—		167,966		372,442		(18,795)		(54,160)		(209,874)		(22,742)		124,857		(191,728)		—

		2,580,276		2,979,503		1,759,289		7,319,068		1,094,405		1,131,440		1,261,036		84,662		732,968		(191,728)		11,431,851

Net interest income		2,844,880		3,148,061		370,846		6,363,787		529,888		616,378		1,230,288		159,248		296,512		686		9,196,787
Interest income		4,642,555		4,872,937		1,264,456		10,779,948		852,153		617,617		1,581,178		159,463		687,823		(38,995)		14,639,187
Interest expense		(1,797,675)		(1,724,876)		(893,610)		(4,416,161)		(322,265)		(1,239)		(350,890)		(215)		(391,311)		39,681		(5,442,400)
Net fee and commission income (expenses)		349,393		471,869		312,034		1,133,296		580,435		(152,597)		261,829		(16,792)		541,343		7,490		2,355,004
Fee and commission income		459,879		577,845		445,638		1,483,362		683,600		11,095		1,406,273		239		617,622		(322,944)		3,879,247
Fee and commission expense		(110,486)		(105,976)		(133,604)		(350,066)		(103,165)		(163,692)		(1,144,444)		(17,031)		(76,279)		330,434		(1,524,243)
Net insurance income (expenses)		—		—		—		—		—		415,112		15,748		(122,295)		—		(9,053)		299,512
Insurance income		—		—		—		—		—		11,375,543		28,874		942,662		—		(29,897)		12,317,182
Insurance expenses		—		—		—		—		—		(10,960,431)		(13,126)		(1,064,957)		—		20,844		(12,017,670)
Net gains (losses) on financial instruments at fair value through profit or loss		(2,526)		—		425,150		422,624		(103,815)		265,187		371		66,773		137,680		(144,948)		643,872
Net other operating income (expenses)		(611,471)		(640,427)		651,259		(600,639)		87,897		(12,640)		(247,200)		(2,272)		(242,567)		(45,903)		(1,063,324)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,241,721)	~~W~~	(1,982,375)	~~W~~	(663,323)	~~W~~	(3,887,419)	~~W~~	(757,276)	~~W~~	(843,800)	~~W~~	(441,921)	~~W~~	(66,514)	~~W~~	(373,919)	~~W~~	99,832	~~W~~	(6,271,017)
Operating profit before provision for credit losses		1,338,555		997,128		1,095,966		3,431,649		337,129		287,640		819,115		18,148		359,049		(91,896)		5,160,834
Reversal (provision) for credit losses		125,919		(235,995)		6,546		(103,530)		(14,366)		12,959		(439,765)		3,084		(128,331)		(236)		(670,185)
Net operating income		1,464,474		761,133		1,102,512		3,328,119		322,763		300,599		379,350		21,232		230,718		(92,132)		4,490,649
Share of profit (loss) of associates and joint ventures		—		—		29,240		29,240		(103)		(21)		1,106		—		7,201		(20,972)		16,451
Net other non-operating income (expenses)		(262)		—		(38,625)		(38,887)		30,518		26,490		3,362		(30)		34,644		(29,211)		26,886
Segment profit before income tax		1,464,212		761,133		1,093,127		3,318,472		353,178		327,068		383,818		21,202		272,563		(142,315)		4,533,986
Income tax expense		(404,426)		(209,311)		(265,656)		(879,393)		(95,271)		(92,381)		(67,262)		(5,238)		(90,366)		9,124		(1,220,787)

Profit for the year	~~W~~	1,059,786	~~W~~	551,822	~~W~~	827,471	~~W~~	2,439,079	~~W~~	257,907	~~W~~	234,687	~~W~~	316,556	~~W~~	15,964	~~W~~	182,197	~~W~~	(133,191)	~~W~~	3,313,199

Profit attributable to shareholders of the Parent Company		1,059,786		551,822		827,471		2,439,079		257,893		234,326		316,545		15,964		179,783		(131,762)		3,311,828
Profit attributable to non-controlling interests		—		—		—		—		14		361		11		—		2,414		(1,429)		1,371
Total assets *		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities *		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Banking service	~~W~~	7,550,348	~~W~~	6,946,626
Securities service		1,448,409		1,113,200
Non-life insurance service		1,027,269		1,185,600
Credit card service		1,538,230		1,470,910
Life insurance service		237,416		107,404
Other service		690,970		608,111

	~~W~~	12,492,642	~~W~~	11,431,851

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2020 and 2019, and major non-current assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Revenues from external customers				Major non-current assets
	2020		2019		December 31, 2020		December 31, 2019
Domestic	~~W~~	11,891,540	~~W~~	11,142,264	~~W~~	10,603,254	~~W~~	9,515,220
United States		114,044		72,945		45,353		386,724
New Zealand		3,554		6,946		2,385		3,516
China		84,821		109,574		13,971		15,119
Cambodia		250,426		19,534		32,354		7,162
United Kingdom		28,681		10,037		81,879		85,634
Others		119,576		70,551		51,288		551,039
Consolidation adjustments		—		—		487,742		68,764

	~~W~~	12,492,642	~~W~~	11,431,851	~~W~~	11,318,226	~~W~~	10,633,178

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,608,842	~~W~~	25,612,273
Financial assets at fair value through profit or loss		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	~~W~~	582,219,781	~~W~~	585,003,881

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,287		28,612,287

	~~W~~	496,813,305	~~W~~	497,750,058

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,837,878	~~W~~	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans measured at amortized cost		339,684,059		340,836,884
Securities measured at amortized cost		25,346,555		26,570,494
Financial assets at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Other financial assets		9,147,059		9,147,059

	~~W~~	498,191,361	~~W~~	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Borrowings		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

	~~W~~	435,352,295	~~W~~	436,421,064

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans measured at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuation results of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	Carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the consolidated statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3 *
Financial assets
Financial assets at fair value through profit or loss	~~W~~	14,508,028	~~W~~	35,298,665	~~W~~	11,228,762	~~W~~	61,035,455
Due from financial institutions		—		10,011		90,083		100,094
Debt securities		13,316,819		34,580,168		10,518,113		58,415,100
Equity securities		1,101,244		409,259		581,810		2,092,313
Loans		—		299,227		38,756		337,983
Others		89,965		—		—		89,965
Derivatives held for trading		90,459		4,678,185		441,868		5,210,512
Derivatives held for hedging		—		334,873		—		334,873
Financial assets at fair value through other comprehensive income		18,731,801		40,645,505		2,447,891		61,825,197
Debt securities		18,147,167		40,309,722		—		58,456,889
Equity securities		584,634		70,357		2,419,908		3,074,899
Loans		—		265,426		27,983		293,409

	~~W~~33,330,288		~~W~~80,957,228		~~W~~14,118,521		~~W~~128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	—	~~W~~	—	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		1,040		581,636		9,201,431		9,784,107
Derivatives held for trading		204,470		4,668,155		141,447		5,014,072
Derivatives held for hedging		—		208,825		—		208,825

	~~W~~2,231,461		~~W~~5,458,616		~~W~~9,342,878		~~W~~17,032,955

*

Included KB Securities Co., Ltd.’s OTC derivatives consist of ~~W~~635,920 million of financial assets at fair value through profit or loss (debt instruments), ~~W~~ 9,201,431 million of financial liabilities designated at fair value through profit or loss, ~~W~~441,775 million of derivative financial assets and ~~W~~134,934 million of derivative financial liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss	~~W~~	11,177,716	~~W~~	31,476,070	~~W~~	10,895,300	~~W~~	53,549,086
Due from financial institutions		—		165,242		51,125		216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805
Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075
Financial assets at fair value through other comprehensive income		15,188,993		29,764,660		1,482,398		46,436,051
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

	~~W~~26,439,692		~~W~~63,821,636		~~W~~12,914,482		~~W~~103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

	~~W~~2,821,453		~~W~~4,105,191		~~W~~11,448,850		~~W~~18,375,494

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate and others
Loans		299,227	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income		40,645,505
Debt securities		40,309,722	DCF Model, Market value approach	Discount rate, Volatility and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate and others
Loans		265,426	DCF Model	Discount rate, Volatility and others

	~~W~~80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Price of underlying asset, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	5,458,616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	31,476,070
Due from financial institutions		165,242	DCF Model, One factor Hull-White Model	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Option Model, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,398,831	DCF Model, Closed Form, FDM, Option Model, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income		29,764,660
Debt securities		29,320,282	DCF Model, Option Model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		375,098	DCF Model	Discount rate, Underlying asset Index, Volatility and others

	~~W~~63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,482,302	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Option Model, FDM and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,105,191

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,362,096	~~W~~	19,573,075	~~W~~	2,677,102	~~W~~	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets [2]		—		—		14,167,689		14,167,689

	~~W~~	22,801,037	~~W~~	38,428,580	~~W~~	395,368,226	~~W~~	456,597,843

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	181,472,846	~~W~~	157,360,938	~~W~~	338,833,784
Borrowings [3]		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities [2]		—		—		28,612,287		28,612,287

	~~W~~	—	~~W~~	240,538,815	~~W~~	240,178,288	~~W~~	480,717,103

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,015,104	~~W~~	13,812,640	~~W~~	4,007,491	~~W~~	20,835,235
Loans measured at amortized cost		—		372,988		340,463,896		340,836,884
Securities measured at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets [2]		—		—		9,147,059		9,147,059

	~~W~~	12,602,874	~~W~~	31,165,284	~~W~~	353,621,514	~~W~~	397,389,672

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	142,021,800	~~W~~	164,026,491	~~W~~	306,048,291
Borrowings [3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities [2]		—		—		22,629,587		22,629,587

	~~W~~	—	~~W~~	190,461,055	~~W~~	227,584,515	~~W~~	418,045,570

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair value.
[3]	Borrowings of ~~W~~ 292 million and ~~W~~ 4,685 million included in Level 2 is the carrying amounts which are reasonable approximation of fair value as of December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate
	~~W~~	18,855,505

Financial liabilities
Borrowings	~~W~~	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	~~W~~	59,065,677

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	372,988	DCF Model	Discount rate
Securities measured at amortized cost		16,979,656	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	17,352,644

Financial liabilities
Borrowings	~~W~~	1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

	~~W~~	48,435,570

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	~~W~~	381,200,537

Financial liabilities
Deposits	~~W~~	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	~~W~~	211,566,001

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,007,491	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		3,068	DCF Model	Interest rate

	~~W~~	344,474,455

Financial liabilities
Deposits	~~W~~	164,026,491	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		36,339,681	DCF Model	Other spread, Interest rate
Debentures		4,588,756	DCF Model	Other spread, Interest rate

	~~W~~	204,954,928

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966
Total gains or losses
Profit or loss		(2,021)		22,069		627		(206)		—		(406,788)		400,241
Other comprehensive income (loss)		(7,693)		144,963		—		815,244		(217)		(27,876)		—
Purchases		135,227		3,519,573		—		122,827		40,000		—		(24,165)
Sales		(86,555)		(3,263,111)		(150,004)		(355)		(11,800)		—		(328,348)
Issues		—		—		—		—		—		(9,333,419)		(42,732)
Settlements		—		—		—		—		—		11,788,684		90
Transfers into Level 3*		—		129,580		—		—		—		—		(1,044)
Transfers out of Level 3*		—		(109,193)		—		—		—		—		(13,587)

Ending	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,421

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)
Total gains or losses
Profit or loss		1,207		(66,208)		10,412		—		(1,285,157)		851,453
Other comprehensive income (loss)		1,175		111,826		—		55,993		(25,538)		—
Purchases		—		4,544,254		154,005		95,359		—		—
Sales		—		(2,139,174)		(189,487)		(1,672)		—		(163,856)
Issues		—		—		—		—		(12,416,402)		(59,202)
Settlements		—		—		—		—		13,378,448		(1,316)
Transfers into Level 3*		—		851,457		—		—		—		(16,982)
Transfers out of Level 3*		—		(110,973)		—		—		—		—

Ending	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	(11,222,032)	~~W~~	309,966

*	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Net gains on financial instruments at fair value through profit or loss		Other operating expenses		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the year	~~W~~	70,251	~~W~~	(56,329)	~~W~~	—	~~W~~	(489,703)	~~W~~	1,388	~~W~~	22
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting year		129,824		(60,884)		—		(37,668)		1,331		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	90,083	MonteCarlo Simulation	Volatility of the underlying asset	19.40 ~ 36.76	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	0.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Equity securities	~~W~~	581,810	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value

				Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value

				Liquidation value	0.00	The higher the liquidation value, the higher the fair value

Loans		38,756	Binomial Model, DCF Model	Volatility of the stock price	0.00	The higher the volatility, the higher the fair value fluctuation

				Discount rate	7.86	The lower the discount rate, the higher the fair value

Derivatives held for trading

Stock and index		382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation

				Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation

Others		59,531	DCF Model, Hull-White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation

				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income

Equity securities		2,419,908	Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value

				Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value

				Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation

Loans		27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	~~W~~	14,118,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,342,878

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	51,125	Option Model	Volatility of the underlying asset	11.43~34.39	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	-4.84	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,132,766	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Volatility	1.00~48.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.75~17.37	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	3.11~95.67	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
Equity securities		523,276	Income approach, Market value approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	2.00~22.00	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value

				Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans		188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91~48.28	The higher the volatility, the higher the fair value fluctuation
				Discount rate	10.81	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading

Stock and index	~~W~~ 416,486	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	9.75~52.00	The higher the volatility, the higher the fair value fluctuation

			Correlation coefficient between underlying assets	4.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation

Currency and interest rate	120,298	DCF Model, Hull-White Model	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation

			Correlation coefficient between underlying assets	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

Financial assets at fair value through other comprehensive income

Equity securities	1,482,398	Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value

			Discount rate	3.04~16.37	The lower the discount rate, the higher the fair value

			Volatility	20.97~34.87	The higher the volatility, the higher the fair value fluctuation

~~W~~12,914,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~11,222,032	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00~58.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading Stock and index	54,341	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	12.00~52.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	9.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others	172,477	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.94~2.00	The higher the discount rate, the lower the fair value
			Correlation coefficient between underlying assets	19.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~11,448,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS No. 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

Results of the sensitivity analysis of changes in inputs as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	199	~~W~~	(222)
Debt securities[4]		35,790		(12,826)		2,123		(2,122)
Equity securities[3]		16,125		(8,275)		973		(744)
Loans[5]		3,316		(2,952)		—		—
Derivatives held for trading[2]		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income
Equity securities[3]		—		—		120,652		(73,434)
Loans[6]		—		—		534		(518)

	~~W~~	78,016	~~W~~	(49,068)	~~W~~	124,481	~~W~~	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	46,859	~~W~~	(42,995)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		7,255		(7,139)		—		—

	~~W~~	54,114	~~W~~	(50,134)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	~~W~~	3	~~W~~	(3)	~~W~~	2	~~W~~	(2)
Debt securities[4]		30,771		(27,062)		2,341		(2,276)
Equity securities[3]		24,456		(10,251)		1,110		(824)
Loans[5]		6,362		(4,344)		—		—
Derivatives held for trading[2]		25,830		(29,317)		—		—
Financial assets at fair value through other comprehensive income
Equity securities[3]		—		—		214,268		(110,687)

	~~W~~	87,422	~~W~~	(70,977)	~~W~~	217,721	~~W~~	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	49,730	~~W~~	(44,136)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		14,638		(13,572)		—		—

	~~W~~	64,368	~~W~~	(57,708)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation coefficient between underlying asset by ± 10%.

[2]

For derivatives financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, volatility of interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%.

[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value (-1~1%) and discount rate (-1~1%).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting correlation between discount rate of rent cash flow (-1~1%) and volatility of real estate price (-1~1%).

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price (-10~10%), discount rate (-1~1%).
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.2.4 Day one gains or losses

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in aggregate deferred differences for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Balance at the beginning of the year	~~W~~	45,767	~~W~~	62,155
New transactions		166,555		168,225
Changes during the year		(150,929)		(184,613)

Balance at the end of the year	~~W~~	61,393	~~W~~	45,767

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,608,842	~~W~~	—	~~W~~	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivatives		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	~~W~~	66,245,967	~~W~~	58,750,298	~~W~~	3,074,899	~~W~~	453,813,744	~~W~~	334,873	~~W~~	582,219,781

(In millions of Korean won)	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	9,784,107	~~W~~	—	~~W~~	—	~~W~~	11,810,058
Derivatives		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	~~W~~	7,040,023	~~W~~	9,784,107	~~W~~	479,780,351	~~W~~	208,825	~~W~~	496,813,306

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,837,878	~~W~~	—	~~W~~	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans measured at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

	~~W~~56,557,684		~~W~~43,931,946		~~W~~2,504,105		~~W~~395,015,551		~~W~~182,075		~~W~~498,191,361

(In millions of Korean won)	December 31, 2019
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	12,704,826	~~W~~	—	~~W~~	—	~~W~~	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Borrowings		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

	~~W~~5,506,277		~~W~~12,704,826		~~W~~416,976,801		~~W~~164,391		~~W~~435,352,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety, to SPEs (special purpose entities), while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	~~W~~	5,190	~~W~~	5,190
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		1,062		1,062
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		646		646
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		6,304		6,304

			~~W~~	13,202	~~W~~	13,202

(In millions of Korean won)	December 31, 2019
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	~~W~~	5,596	~~W~~	5,596
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		5,428		5,428
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		3,205		3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		6,175		6,175

			~~W~~	20,404	~~W~~	20,404

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 4th Securitization Co., Ltd.*	~~W~~	490,465	~~W~~	488,251	~~W~~	219,419	~~W~~	226,401
KB Kookmin Card 5th Securitization Co., Ltd.*		476,523		474,481		299,838		304,914
KB Kookmin Card 6th Securitization Co., Ltd.*		701,360		698,421		434,492		472,861
KB Kookmin Card 7th Securitization Co., Ltd.*		924,159		919,775		553,711		591,609

	~~W~~	2,592,507	~~W~~	2,580,928	~~W~~	1,507,460	~~W~~	1,595,785

(In millions of Korean won)	December 31, 2019
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 3rd Securitization Co., Ltd.*	~~W~~	601,659	~~W~~	592,358	~~W~~	351,207	~~W~~	342,204
KB Kookmin Card 4th Securitization Co., Ltd.*		560,903		552,216		347,387		340,820
KB Kookmin Card 5th Securitization Co., Ltd.*		542,861		534,630		299,795		304,835
KB Kookmin Card 6th Securitization Co., Ltd.*		795,884		784,080		461,909		469,600

	~~W~~	2,501,307	~~W~~	2,463,284	~~W~~	1,460,298	~~W~~	1,457,459

*

The Group has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio (minimum rate: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.4.3 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets. The carrying amount of transferred assets and related liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements*	~~W~~	13,994,352	~~W~~	13,398,140
Loaned securities
Government bond		1,831,673		—
Stock		19,811		—

	~~W~~	15,845,836	~~W~~	13,398,140

(In millions of Korean won)	December 31, 2019
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements*	~~W~~	9,292,858	~~W~~	8,884,847
Loaned securities
Government bond		2,259,096		—
Stock		25,725		—

	~~W~~	11,577,679	~~W~~	8,884,847

*	Bonds sold under repurchase agreements using borrowed securities as collateral amounts to ~~W~~ 2,147,975 million and ~~W~~ 4,126,274 million as of December 31, 2020 and 2019, respectively.

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchase of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic exchange settlement debits and domestic exchange settlement credits are shown in its net settlement balance in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.5.1 Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	5,425,708	~~W~~	—	~~W~~	5,425,708	~~W~~	(3,940,729)	~~W~~	(263,564)	~~W~~	1,556,289
Derivatives held for hedging		334,874		—		334,874
Receivable spot exchange		3,435,657		—		3,435,657		(3,434,222)		—		1,435
Bonds purchased under repurchase agreements		3,600,447		—		3,600,447		(3,600,447)		—		—
Domestic exchange settlement debits		37,549,292		(36,823,836)		725,456		—		—		725,456
Other financial instruments		4,560,879		(4,474,909)		85,970		—		—		85,970

	~~W~~	54,906,857	~~W~~	(41,298,745)	~~W~~	13,608,112	~~W~~	(10,975,398)	~~W~~	(263,564)	~~W~~	2,369,150

(In millions of Korean won)	December 31, 2019
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	3,043,757	~~W~~	—	~~W~~	3,043,757	~~W~~	(2,122,160)	~~W~~	(288,040)	~~W~~	815,632
Derivatives held for hedging		182,075		—		182,075
Receivable spot exchange		3,051,390		—		3,051,390		(3,050,116)		—		1,274
Bonds purchased under repurchase agreements		6,507,646		—		6,507,646		(6,507,046)		—		600
Domestic exchange settlement debits		31,344,009		(30,794,160)		549,849		—		—		549,849
Other financial instruments		1,043,320		(1,022,977)		20,343		(2,492)		—		17,851

	~~W~~	45,172,197	~~W~~	(31,817,137)	~~W~~	13,355,060	~~W~~	(11,681,814)	~~W~~	(288,040)	~~W~~	1,385,206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.5.2 Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
							Non-offsetting amount
	Gross liabilities		Gross assets offset		Net amounts in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	5,300,028	~~W~~	—	~~W~~	5,300,028	~~W~~	(3,365,443)	~~W~~	(77,324)	~~W~~	2,066,086
Derivatives held for hedging		208,825		—		208,825
Payable spot exchange		3,434,887		—		3,434,887		(3,434,222)		—		665
Bonds sold under repurchase agreements*		16,329,799		(11,800)		16,317,999		(16,317,999)		—		—
Securities borrowing agreements		1,934,736		—		1,934,736		(1,934,736)		—		—
Domestic exchange settlement credits		37,757,164		(36,823,835)		933,329		(933,329)		—		—
Other financial instruments		4,764,991		(4,474,909)		290,082		—		—		290,082

	~~W~~	69,730,430	~~W~~	(41,310,544)	~~W~~	28,419,886	~~W~~	(25,985,729)	~~W~~	(77,324)	~~W~~	2,356,833

(In millions of Korean won)	December 31, 2019
							Non-offsetting amount
	Gross liabilities		Gross assets offset		Net amounts in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and derivatives linked securities	~~W~~	2,936,638	~~W~~	—	~~W~~	2,936,638	~~W~~	(2,182,243)	~~W~~	(92,565)	~~W~~	826,221
Derivatives held for hedging		164,391		—		164,391
Payable spot exchange		3,050,982		—		3,050,982		(3,034,679)		—		16,303
Bonds sold under repurchase agreements*		13,011,121		—		13,011,121		(13,000,321)		—		10,800
Securities borrowing agreements		2,583,092		—		2,583,092		(2,583,092)		—		—
Domestic exchange settlement credits		32,867,423		(30,794,160)		2,073,263		(2,073,263)		—		—
Other financial instruments		1,156,345		(1,022,977)		133,368		(2,492)		—		130,876

	~~W~~	55,769,992	~~W~~	(31,817,137)	~~W~~	23,952,855	~~W~~	(22,876,090)	~~W~~	(92,565)	~~W~~	984,200

*	Includes bonds sold under repurchase agreements to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2020		December 31, 2019
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00	~~W~~	11,242,803	~~W~~	8,117,840
	Due from banking institutions	Hana Bank and others	0.00 ~ 1.90		3,692,044		4,641,714
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 1.63		753,581		654,981

					15,688,428		13,414,535

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Wells Fargo Bank N.A. and others	0.00 ~ 3.50		4,215,918		2,351,929
	Time deposits in foreign currencies	Bank of Shanghai, Beijing Branch and others	0.00 ~ 7.05		739,637		1,053,776
	Due from others	Societe Generale (Paris) and others	0.00 ~7.70		2,079,371		1,327,432

					7,034,926		4,733,137

				~~W~~	22,723,354	~~W~~	18,147,672

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2020		December 31, 2019		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	11,242,803	~~W~~	8,117,840	Bank of Korea Act
	Due from banking institutions	Shinhan Bank and others		772,986		3,027,963	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		545,457		555,294	Derivatives margin account and others

				12,561,246		11,701,097

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	People’s Bank of China and others		1,097,729		490,071	Cambodian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York Branch		46,428		31,443	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		1,597,960		1,150,355	Derivatives margin account and others

				2,742,117		1,671,869

			~~W~~	15,303,363	~~W~~	13,372,966

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Reversal of credit losses		(416)		(1,128)		—
Business combination		154		—		—
Others		45		(26)		(78)

Ending	~~W~~	2,947	~~W~~	34	~~W~~	282

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for credit losses		1,116		1,210		360
Others		29		(22)		—

Ending	~~W~~	3,164	~~W~~	1,188	~~W~~	360

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	1,293,930	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,733,047	Repurchase agreements
	The Korea Securities Depository and others		7,009,580	Securities borrowing transactions
	Samsung Futures Inc. and others		730,774	Derivatives transactions

			18,473,401

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,216,165	Repurchase agreements
	The Korea Securities Depository and others		1,322,998	Securities borrowing transactions
	The Bank of Korea		2,837,452	Borrowings from the Bank of Korea
	The Bank of Korea		1,610,691	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		270,089	Derivatives transactions

			8,257,395

Securities measured at amortized cost	The Korea Securities Depository and others		664,438	Repurchase agreements
	The Bank of Korea		4,295,149	Borrowings from the Bank of Korea
	The Bank of Korea		3,677,922	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		103,748	Derivatives transactions
	Others		598,187	Others

			9,339,444

Mortgage loans	Others		10,699,721	Covered bond
Real estate	LGIM COMMERCIAL LENDING Ltd and others		1,480,942	Borrowings from bank and others

		~~W~~	49,544,833

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2019
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	3,752,497	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		7,561,287	Repurchase agreements
	The Korea Securities Depository and others		7,745,154	Securities borrowing transactions
	Samsung Futures Inc. and others		1,090,495	Derivatives transactions

			16,396,936

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		1,139,852	Repurchase agreements
	The Korea Securities Depository and others		1,168,515	Securities borrowing transactions
	The Bank of Korea		1,212,021	Borrowings from the Bank of Korea
	The Bank of Korea		653,825	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		167,600	Derivatives transactions

			4,341,813

Securities measured at amortized cost	The Korea Securities Depository and others		581,268	Repurchase agreements
	The Bank of Korea		1,767,559	Borrowings from the Bank of Korea
	The Bank of Korea		3,077,151	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		247,301	Derivatives transactions
	Others		494,785	Others

			6,168,064

Mortgage loans	Others		6,487,022	Covered bond
Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		1,665,368	Borrowings from bank and others

		~~W~~	38,811,700

In addition, the Group provided ~~W~~ 4,680,816 million and ~~W~~ 7,320,220 million of its borrowed securities and assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	December 31, 2020
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,732,013	~~W~~	—	~~W~~	3,732,013

(In millions of Korean won)

	December 31, 2019
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	6,726,632	~~W~~	—	~~W~~	6,726,632

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rate and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, and structured deposits in foreign currencies. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won and borrowings in foreign currencies. In addition, the Group applies net investment in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.1 Details of derivative financial instruments held for trading as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020						December 31, 2019
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	1,824,000	~~W~~	50,580	~~W~~	107,218	~~W~~	570,000	~~W~~	206	~~W~~	84,126
Futures*		4,540,235		43		1,834		2,951,770		698		235
Swaps		300,105,350		631,917		682,401		270,091,778		512,145		557,511
Options		14,779,000		248,437		302,134		17,521,156		267,697		379,262

		321,248,585		930,977		1,093,587		291,134,704		780,746		1,021,134

Currency
Forwards		78,255,991		1,712,560		1,986,239		87,373,417		942,632		750,380
Futures*		376,281		158		695		107,793		—		349
Swaps		49,756,478		1,897,636		1,349,919		46,501,399		606,464		610,275
Options		2,377,775		33,421		28,012		2,789,562		5,438		14,346

		130,766,525		3,643,775		3,364,865		136,772,171		1,554,534		1,375,350

Stock and index
Futures*		1,027,347		20,061		2,246		1,646,785		22,451		20,704
Swaps		5,434,057		423,297		123,242		6,773,467		448,803		86,100
Options		6,482,510		135,805		275,282		5,559,865		99,013		176,141

		12,943,914		579,163		400,770		13,980,117		570,267		282,945

Credit
Swaps		3,015,782		19,395		9,700		4,433,960		19,178		13,659

		3,015,782		19,395		9,700		4,433,960		19,178		13,659

Commodity
Futures*		11,609		151		81		3,281		68		3
Swaps		13,923		268		991		105,658		2,948		474

		25,532		419		1,072		108,939		3,016		477

Other		1,476,310		36,783		144,076		3,160,013		80,857		149,385

	~~W~~	469,476,648	~~W~~	5,210,512	~~W~~	5,014,070	~~W~~	449,589,904	~~W~~	3,008,598	~~W~~	2,842,950

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.2 Average price condition of future nominal cash flows by type of hedge accounting as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,266,994	~~W~~	1,083,877	~~W~~	512,608	~~W~~	620,788	~~W~~	1,462,964	~~W~~	2,442,692	~~W~~	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,568,922	~~W~~	1,767,357	~~W~~	1,277,053	~~W~~	166,643	~~W~~	509,940	~~W~~	100,000	~~W~~	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	217,274	~~W~~	26,683	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.2 Average price condition of future nominal cash flows by type of hedge accounting as of December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,649,272	~~W~~	1,807,950	~~W~~	897,562	~~W~~	309,882	~~W~~	466,053	~~W~~	1,414,570	~~W~~	7,545,289
Average price condition (%)		2.29		2.70		2.29		3.16		2.50		3.92		2.91
Average price condition (USD/KRW)		1,149.90		1,138.82		1,094.35		—		—		—		1,146.84
Average price condition (EUR/KRW)		1,319.66		1,346.38		—		—		—		—		1,327.68
Average price condition (AUD/KRW)		803.71		—		—		—		—		—		803.71
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,450,918	~~W~~	1,199,124	~~W~~	1,764,991	~~W~~	529,202	~~W~~	120,000	~~W~~	150,000	~~W~~	6,214,235
Average price condition (%)		2.64		2.56		2.66		2.79		2.00		1.67		2.59
Average price condition (USD/KRW)		1,129.58		1,111.66		1,153.15		1,095.73		—		—		1,132.99
Average price condition (EUR/KRW)		1,305.22		1,306.76		1,312.75		—		—		—		1,306.91
Average price condition (AUD/KRW)		—		837.00		—		—		—		—		837.00
Average price condition (SGD/KRW)		815.80		831.49		—		—		—		—		823.54
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	248,233	~~W~~	—	~~W~~	27,336	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	275,569
Average price condition (USD/KRW)		1,151.49		—		—		—		—		—		1,151.49
Average price condition (GBP/KRW)		—		—		1,465.26		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,001,957	~~W~~	—	~~W~~	5,888	~~W~~	—	~~W~~	402
	Debt securities in foreign currencies		2,712,980		—		62,922		—		42,382
	Deposits in foreign currencies		—		121,768		—		2,088		(4,491)
	Debentures in Korean won		—		3,623,161		—		(6,839)		27,909
	Debentures in foreign currencies		—		1,985,333		—		81,333		(37,438)

			3,714,937		5,730,262		68,810		76,582		28,764

Currency	Debt securities in foreign currencies		2,669,410		—		310,745		—		(40,710)

			2,669,410		—		310,745		—		(40,710)

		~~W~~	6,384,347	~~W~~	5,730,262	~~W~~	379,555	~~W~~	76,582	~~W~~	(11,946)

(In millions of Korean won)		December 31, 2019								2019
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	549,526	~~W~~	—	~~W~~	5,485	~~W~~	—	~~W~~	5,502
	Debt securities in foreign currencies		1,670,838		—		19,243		—		25,540
	Deposits in foreign currencies		—		780,491		—		(18,391)		(62,439)
	Debentures in Korean won		—		351,070		—		21,070		(1,818)
	Debentures in foreign currencies		—		2,067,556		—		41,406		(65,480)

			2,220,364		3,199,117		24,728		44,085		(98,695)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		61,133

			2,339,239		—		24,181		—		61,133

		~~W~~	4,559,603	~~W~~	3,199,117	~~W~~	48,909	~~W~~	44,085	~~W~~	(37,562)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.3.2 Details of derivative instruments designated as fair value hedge as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Swaps	~~W~~	9,217,731	~~W~~	158,914	~~W~~	51,842	~~W~~	(23,022)
Currency
Forwards		2,172,192		128,038		2,616		97,394

	~~W~~	11,389,923	~~W~~	286,952	~~W~~	54,458	~~W~~	74,372

(In millions of Korean won)	December 31, 2019						2019
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Swaps	~~W~~	5,326,500	~~W~~	129,085	~~W~~	29,676	~~W~~	101,448
Currency
Forwards		2,218,789		22,503		27,862		(74,372)

	~~W~~	7,545,289	~~W~~	151,588	~~W~~	57,538	~~W~~	27,076

9.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2020		2019
Hedge accounting
Interest rate	~~W~~	5,742	~~W~~	2,753
Currency		56,684		(13,239)

	~~W~~	62,426	~~W~~	(10,486)

9.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains on hedging instruments	~~W~~	89,179	~~W~~	34,070
Losses on the hedged items attributable to the hedged risk		(26,899)		(44,655)

	~~W~~	62,280	~~W~~	(10,585)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	December 31, 2020		December 31, 2019		2020		2019
Hedge accounting
Interest rate risk	~~W~~	(22,439)	~~W~~	(15,670)	~~W~~	12,172	~~W~~	25,671
Foreign currency change risk		(6,158)		(11,663)		1,065		42,357

	~~W~~	(28,597)	~~W~~	(27,333)	~~W~~	13,237	~~W~~	68,028

9.4.2 Details of derivative instruments designated as cash flow hedge as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,532,480	~~W~~	1,286	~~W~~	37,120	~~W~~	(11,940)
Currency
Swaps		2,857,435		40,835		116,124		(43,300)

	~~W~~	6,389,915	~~W~~	42,121	~~W~~	153,244	~~W~~	(55,240)

(In millions of Korean won)	December 31, 2019						2019
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,600,334	~~W~~	3,698	~~W~~	28,484	~~W~~	(25,997)
Currency
Swaps		2,613,901		23,382		73,067		(38,534)

	~~W~~	6,214,235	~~W~~	27,080	~~W~~	101,551	~~W~~	(64,531)

9.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019

Losses on hedging instruments	~~W~~	(55,240)	~~W~~	(64,531)
Effective portion of losses on cash flow hedging instruments (amount recognized in other comprehensive income)		(48,034)		(65,323)
Ineffective portion of losses on cash flow hedging instruments (amount recognized in profit or loss)		(7,206)		792

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other comprehensive loss	~~W~~	(48,034)	~~W~~	(65,323)
Reclassification to profit or loss		39,190		21,604
Income tax effect		7,580		10,537

	~~W~~	(1,264)	~~W~~	(33,182)

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	December 31, 2020		December 31, 2019		2020		2019
Hedge accounting
Currency (foreign currency exchange risk)	~~W~~	22,278	~~W~~	(41,992)	~~W~~	(88,769)	~~W~~	13,410

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020						2020
	Notional Amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	243,957	~~W~~	5,800	~~W~~	1,125	~~W~~	14,406
Debentures in foreign currencies		842,112		—		842,112		74,363

	~~W~~	1,086,069	~~W~~	5,800	~~W~~	843,237	~~W~~	88,769

(In millions of Korean won)	December 31, 2019						2019
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	275,569	~~W~~	3,407	~~W~~	5,302	~~W~~	(10,330)
Debentures in foreign currencies		97,255		—		97,255		(3,080)

	~~W~~	372,824	~~W~~	3,407	~~W~~	102,557	~~W~~	(13,410)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Debentures in foreign currencies	~~W~~	852,570	~~W~~	97,737

9.5.4 Gains or losses from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains (losses) on hedging instruments	~~W~~	88,769	~~W~~	(13,410)
Effective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in other comprehensive income)		88,769		(13,410)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in profit or loss)		—		—

9.5.5 Effective portion of gains or losses on hedging instruments recognized in other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other comprehensive income (loss)	~~W~~	88,769	~~W~~	(13,410)
Reclassification to profit or loss		—		1,316
Income tax effect		(24,500)		3,194

Other comprehensive income (loss) after tax	~~W~~	64,269	~~W~~	(8,900)

9.6 Interest Rate Benchmark Reform

The Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2020, is as follows. The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting in 2022 and the KRW CD rate is currently under consideration for improving the calculation methodology. In this hedging relationship, the Group assumed that the spread to be changed on a SOFR basis in 2022 would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

(In millions of Korean won and millions of US dollars)		December 31, 2020
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
CD#3M	KRW	1,807,701	3,623,161	5,430,000
USD#LIBOR#3M	USD	78,083	3,276	82,907
USD#LIBOR#6M	USD	213	10	206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Loans measured at amortized cost	~~W~~	379,734,020	~~W~~	341,363,805
Deferred loan origination fees and costs		716,327		728,270
Less: Allowances for credit losses		(3,283,363)		(2,408,016)

Carrying amount	~~W~~	377,166,984	~~W~~	339,684,059

10.2 Details of loans to banks as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Loans measured at amortized cost	~~W~~	5,577,728	~~W~~	4,011,246
Less: Allowances for credit losses		(682)		(432)

Carrying amount	~~W~~	5,577,046	~~W~~	4,010,814

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	175,062,187	~~W~~	142,812,751	~~W~~	—	~~W~~	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	~~W~~	184,790,365	~~W~~	168,703,437	~~W~~	18,096,136	~~W~~	371,589,938

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	159,232,495	~~W~~	130,383,260	~~W~~	—	~~W~~	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under acceptances and guarantees		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Bonds purchased under repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100.00
Less: Allowances for credit losses		(711,322)		(956,554)		(739,708)		(2,407,584)

	~~W~~	166,077,800	~~W~~	151,686,743	~~W~~	17,908,702	~~W~~	335,673,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	645,305	~~W~~	502,044	~~W~~	(473,392)	~~W~~	—	~~W~~	—	~~W~~	673,957
Others		96,378		53,345		(63,509)		9,376		—		95,590

		741,683		555,389		(536,901)		9,376		—		769,547

Deferred loan origination fees
Loans in Korean won		8,600		6,681		(6,133)		—		—		9,148
Others		4,813		21,636		(26,396)		48,117		(4,098)		44,072

		13,413		28,317		(32,529)		48,117		(4,098)		53,220

	~~W~~	728,270	~~W~~	527,072	~~W~~	(504,372)	~~W~~	(38,741)	~~W~~	4,098	~~W~~	716,327

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	664,237	~~W~~	387,420	~~W~~	(406,352)	~~W~~	—	~~W~~	645,305
Others		119,780		56,030		(79,432)		—		96,378

		784,017		443,450		(485,784)		—		741,683

Deferred loan origination fees
Loans in Korean won		9,055		7,238		(7,693)		—		8,600
Others		21,836		3,415		(20,439)		1		4,813

		30,891		10,653		(28,132)		1		13,413

	~~W~~	753,126	~~W~~	432,797	~~W~~	(457,652)	~~W~~	(1)	~~W~~	728,270

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,037	~~W~~	215,069	~~W~~	290,310	~~W~~	451,607	~~W~~	209,651	~~W~~	266,183	~~W~~	263,874
Transfer between stages
Transfer to 12-month expected credit losses		123,666		(121,970)		(1,696)		119,723		(111,708)		(8,015)		48,959		(47,611)		(1,348)
Transfer to lifetime expected credit losses		(91,410)		182,076		(90,666)		(56,655)		146,690		(90,035)		(25,227)		26,379		(1,152)
Impairment		(3,301)		(131,852)		135,153		(3,365)		(48,773)		52,138		(2,273)		(13,657)		15,930
Write-offs		—		(5)		(460,734)		—		(1)		(321,583)		—		—		(502,275)
Sales		(1,561)		(99)		(1,131)		(8)		—		(21,069)		—		—		—
Provision (reversal) for credit losses [1,2,3]		49,459		78,413		428,220		(2,059)		113,335		180,162		(26,042)		2,925		496,162
Business combination		50,664		9,545		53,532		99,824		24,303		668,426		89		—		4,409
Others (exchange differences, etc.)		(2,092)		(435)		(5,010)		(3,747)		(3,219)		(19,570)		—		—		(13,481)

Ending	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		168,460		(167,957)		(503)		59,848		(46,312)		(13,536)		51,542		(50,627)		(915)
Transfer to lifetime expected credit losses		(144,590)		160,509		(15,919)		(53,696)		141,398		(87,702)		(23,537)		24,529		(992)
Impairment		(1,619)		(54,736)		56,355		(2,250)		(36,656)		38,906		(2,388)		(14,377)		16,765
Write-offs		(2)		24		(443,034)		—		2		(239,319)		—		—		(506,255)
Sales		(486)		(70)		(782)		—		—		(8,909)		—		—		—
Provision (reversal) for credit losses[1,2]		19,152		71,231		424,758		(3,540)		(89,234)		80,216		3,567		16,633		524,652
Others (exchange differences, etc.)		25		161		(2,552)		395		2,456		(40,924)		—		—		(9,830)

Ending	~~W~~	278,380	~~W~~	224,905	~~W~~	208,037	~~W~~	215,069	~~W~~	290,310	~~W~~	451,607	~~W~~	209,651	~~W~~	266,183	~~W~~	263,874

[1]

Provision for credit losses in the consolidated statements of comprehensive income also include provision (reversal) for credit losses of due from financial institutions (Note 7.3), and provision (reversal) for credit losses of financial investments (Note 12.5), provision for credit losses of unused commitments and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantees contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

[2]	Includes ~~W~~ 379,179 million and ~~W~~ 390,041 million of collections from written-off loans for the years ended December 31, 2020 and 2019, respectively.
[3]

Includes additional provision of ~~W~~ 43,777 million for industries and borrowers which are highly affected by COVID-19, ~~W~~ 29,861 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) and ~~W~~ 23,325 million due to expanding the scope of the loans subject to individual assessment for the year ended December 31, 2020.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected; the balances of those loans are ~~W~~ 10,566,603 million and ~~W~~ 11,264,785 million as of December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages
Transfer to 12-month expected credit losses		26,751,021		(26,629,210)		(121,811)
Transfer to lifetime expected credit losses (non-impaired)		(33,475,491)		34,603,648		(1,128,157)
Transfer to lifetime expected credit losses (impaired)		(596,861)		(2,287,196)		2,884,057
Write-offs		—		(6)		(1,284,592)
Sales		(4,324,146)		(20,907)		(200,182)
Business combination		7,029,580		570,710		1,711,823
Net increase (decrease) (execution, repayment and others)		36,757,668		(1,546,945)		(334,731)

Ending	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		54,530,173		(54,412,664)		(117,509)
Transfer to lifetime expected credit losses (non-impaired)		(57,514,696)		58,078,679		(563,983)
Transfer to lifetime expected credit losses (impaired)		(564,375)		(1,792,641)		2,357,016
Write-offs		(2)		26		(1,188,608)
Sales		(889,880)		(18,163)		(188,080)
Net increase (decrease) (execution, repayment and others)		27,519,419		(4,458,294)		(495,627)

Ending	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	9,315,317	~~W~~	6,569,472
Financial bonds		17,897,348		16,360,495
Corporate bonds		3,997,753		3,218,480
Asset-backed securities		236,130		124,898
Beneficiary certificates		14,200,802		12,375,326
Derivatives linked securities		2,218,502		3,623,648
Other debt securities		10,549,248		8,449,207
Equity securities:
Stocks		1,632,619		1,716,149
Other equity securities		459,694		387,694
Loans:
Privately placed bonds		212,021		265,499
Other loans		125,962		162,046
Due from financial institutions:
Other due from financial institutions		100,094		216,367
Others		89,965		79,805

	~~W~~	61,035,455	~~W~~	53,549,086

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	14,735,340	~~W~~	9,501,642
Financial bonds		23,194,387		20,913,361
Corporate bonds		18,721,327		12,289,820
Asset-backed securities		1,795,840		832,160
Other debt securities		9,995		19,865
Equity securities:
Stocks		2,852,158		2,377,994
Equity investments		37,602		41,042
Other equity securities		185,139		85,069
Loans:
Privately placed bonds		265,426		375,098
Other loans		27,983		—

		61,825,197		46,436,051

Financial assets at amortized cost
Debt securities:
Government and public bonds		17,193,289		5,395,720
Financial bonds		5,678,949		8,157,428
Corporate bonds		8,181,961		7,536,805
Asset-backed securities		5,788,587		4,258,274
Other debt securities		30,392		—
Allowances for credit losses		(2,949)		(1,672)

		36,870,229		25,346,555

	~~W~~	98,695,426	~~W~~	71,782,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020				2019
		From the financial assets derecognized		From the remaining financial assets		From the financial assets derecognized		From the remaining financial assets
Equity securities measured at fair value through other comprehensive income
Stocks	Listed	~~W~~	7,000	~~W~~	11,843	~~W~~	—	~~W~~	26,121
	Unlisted		—		22,241		—		25,599
Equity investments			—		285		—		95
Other equity securities			—		3,755		—		2,953

		~~W~~	7,000	~~W~~	38,124	~~W~~	—	~~W~~	54,768

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020				2019
		Disposal price		Accumulated other comprehensive income as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income
Stocks	Listed	~~W~~	516,883	~~W~~	326,394	~~W~~	18,342	~~W~~	(25,652)
	Unlisted		13		13		1,671		169
Equity investments			3		3		—		—

		~~W~~	516,899	~~W~~	326,410	~~W~~	20,013	~~W~~	(25,483)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	4,297	~~W~~	(229)	~~W~~	4,068
Loans measured at fair value through other comprehensive income		202		(316)		(114)
Securities measured at amortized cost		1,916		(636)		1,280

	~~W~~	6,415	~~W~~	(1,181)	~~W~~	5,234

(In millions of Korean won)	2019
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,537	~~W~~	(1,144)	~~W~~	393
Loans measured at fair value through other comprehensive income		170		(982)		(812)
Securities measured at amortized cost		216		(280)		(64)

	~~W~~	1,923	~~W~~	(2,406)	~~W~~	(483)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(589)		—		—
Provision for credit losses		5,195		39		—
Others		(68)		—		73

Ending	~~W~~	9,908	~~W~~	39	~~W~~	73

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(188)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Sales		(329)		—		—
Provision (reversal) for credit losses		219		(702)		—
Others		55		29		(73)

Ending	~~W~~	5,370	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13. Investments in Associates and Joint Ventures

13.1 Investments in associates and joint ventures as of December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1[1]	15.19	~~W~~	551	~~W~~	1,279	~~W~~	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company[1]	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting and big data	Korea
Paycoms Co., Ltd.[3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		632		1,281	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4[1]	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3[1]	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund[1]	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55		26,050		27,513		26,763	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SJ Tourism Venture Fund[1]	18.52	~~W~~	4,500	~~W~~	4,133	~~W~~	4,133	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		960		960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		5,700		5,611		5,611	Asset management	Korea
JR GLOBAL REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	System software publishing	Korea
December & Company Inc.[1]	17.63		24,849		24,402		24,402	System software publishing	Korea
2020 KB Fintech Renaissance Fund[1]	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF[1]	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		~~W~~	737,672	~~W~~	757,297	~~W~~	771,435

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1[1]	15.19	~~W~~	1,137	~~W~~	1,705	~~W~~	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(14,746)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	29.33		440		10		125	Research, consulting and big data	Korea
Paycoms Co., Ltd.[3]	11.70		800		17		45	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		398		1,000	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4[2]	14.95		6,100		5,904		5,904	Investment finance	Korea
KB Private Equity Fund No.3[1]	15.69		8,000		7,754		7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,991		5,991	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		12,970		13,616		13,616	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund[1]	4.49		1,908		1,625		1,625	Investment finance	Korea
KB Social Impact Investment Fund	30.00		1,500		1,465		1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		42,697		45,021		45,718	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		7,500		6,847		6,847	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	56.00		19,824		19,731		19,731	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55	~~W~~	21,250	~~W~~	20,504	~~W~~	19,752	Investment finance	Korea
KB-SJ Tourism Venture Fund[2]	18.52	~~W~~	3,000	~~W~~	2,761	~~W~~	2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		961		961	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		5,215		4,944		4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		1,667		1,295		1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		450		417		417	Investment finance	Korea
APRO Co., Ltd.[1]	15.19		1,500		2,565		2,790	Manufacture of electric power storage system	Korea
GH Real Estate I LP	42.00		17,678		19,042		19,042	Asset management	Guernsey
Others			2,505		2,243		1,244

		~~W~~	577,113	~~W~~	584,374	~~W~~	598,240

[1]

As of December 31, 2020 and 2019, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of December 31, 2020 and 2019, respectively, considering the potential voting rights from convertible bond.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2020 and 2019, respectively, considering the potential voting rights from convertible bond.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group has applied exemption of equity method for 28 companies including Rainist Co., Ltd., and recognized them as financial assets at fair value through profit or loss.

Although the Group holds more than 20% of ownership, the entities that the Group has a limited influence on due to the trust agreement on related activities, bankruptcy and rehabilitation procedures have been excluded from the investment in associates by limited influence.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.2 Condensed financial information, adjustments to the carrying amount and dividend from major investments in associates and joint ventures as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund No.1	~~W~~	8,423	~~W~~	3	~~W~~	5,940	~~W~~	8,420	~~W~~	1,279	~~W~~	—	~~W~~	1,279
KB GwS Private Securities Investment Trust		534,764		741		425,814		534,023		142,799		(1,440)		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		24,655		592		20,400		24,063		16,042		—		16,042
KB Star Office Private Real Estate Investment Trust No.1		231,018		122,298		95,000		108,720		20,413		(347)		20,066
Balhae Infrastructure Company		847,758		1,870		841,784		845,888		106,624		—		106,624
Aju Good Technology Venture Fund		57,776		2,265		44,500		55,511		21,351		(3)		21,348
SY Auto Capital Co., Ltd.		89,462		51,272		20,000		38,190		18,713		(2,569)		16,144
Incheon Bridge Co., Ltd.		579,386		700,133		61,096		(120,747)		(18,100)		18,100		—
Big Dipper Co., Ltd.		285		306		1,750		(21)		(5)		5		—
Paycoms Co., Ltd.		2,690		2,073		855		617		72		126		198
Food Factory Co., Ltd.		7,613		4,767		450		2,846		632		649		1,281
KBSP Private Equity Fund No.4		39,795		—		40,800		39,795		5,950		—		5,950
KB Private Equity Fund No.3		1,132		533		—		599		94		—		94
Korea Credit Bureau Co., Ltd.		117,077		37,599		10,000		79,478		7,153		—		7,153
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		42,585		3,205		38,960		39,380		9,845		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		178,848		132,123		42,837		46,725		1,556		—		1,556
KB Social Impact Investment Fund		9,585		4		10,000		9,581		2,874		—		2,874
KB-Solidus Global Healthcare Fund		106,215		1,179		75,600		105,036		45,516		697		46,213
POSCO-KB Shipbuilding Fund		41,807		541		33,200		41,266		12,895		—		12,895
KB-TS Technology Venture Private Equity Fund		34,972		3,490		29,600		31,482		17,630		—		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		64,968		313		62,980		64,655		27,513		(750)		26,763
KB-SJ Tourism Venture Fund		22,327		6		24,300		22,321		4,133		—		4,133
UNION Media Commerce Fund		3,318		7		3,450		3,311		960		—		960
KB-Stonebridge Secondary Private Equity Fund		114,712		496		98,235		114,216		16,636		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		13,896		497		15,376		13,399		5,049		—		5,049
KB-UTC Inno-Tech Venture Fund		38,585		207		39,319		38,378		16,999		—		16,999
WJ Private Equity Fund No.1		36,197		170		37,100		36,027		9,711		—		9,711
All Together Korea Fund No.2		10,025		1		10,001		10,024		10,023		—		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		47,607		850		47,500		46,757		5,611		—		5,611
JR GLOBAL REIT		1,859,214		1,043,068		165,600		816,146		215,854		—		215,854
Project Vanilla Co., Ltd.		4,445		132		5,000		4,313		2,151		—		2,151
December & Company Inc.		68,173		3,305		35,441		64,868		24,402		—		24,402
2020 KB Fintech Renaissance Fund		10,841		5		10,900		10,836		547		—		547
KB Material and Parts No.1 PEF		23,296		—		23,500		23,296		3,371		—		3,371
FineKB Private Equity Fund No.1		—		77		—		(77)		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.2 Condensed financial information, adjustments to the carrying amount and dividend from major investments in associates and joint ventures as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2020*
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,942	~~W~~	1,053	~~W~~	—	~~W~~	1,053	~~W~~	—
KB GwS Private Securities Investment Trust		48,501		47,520		—		47,520		9,525
KB-KDBC Pre-IPO New Technology Business Investment Fund		5,151		4,421		—		4,421		—
KB Star Office Private Real Estate Investment Trust No.1		2,392		1,076		—		1,076		—
Balhae Infrastructure Company		63,781		89,757		—		89,757		6,973
Aju Good Technology Venture Fund		8,685		2,815		—		2,815		—
SY Auto Capital Co., Ltd.		17,404		2,057		(49)		2,008		—
Incheon Bridge Co., Ltd.		70,345		(23,200)		—		(23,200)		—
Big Dipper Co., Ltd.		942		(305)		—		(305)		—
Paycoms Co., Ltd.		1,391		505		—		505		—
Food Factory Co., Ltd.		9,282		407		—		407		—
KBSP Private Equity Fund No.4		2		306		—		306		—
KB Private Equity Fund No.3		—		15,442		—		15,442		2,082
Korea Credit Bureau Co., Ltd.		107,810		13,391		—		13,391		89
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		1,629		626		—		626		—
Keystone-Hyundai Securities No.1 Private Equity Fund		16,586		(1,536)		—		(1,536)		—
KB Social Impact Investment Fund		8		(301)		—		(301)		—
KB-Solidus Global Healthcare Fund		6,435		(12,655)		—		(12,655)		—
POSCO-KB Shipbuilding Fund		12,842		10,154		—		10,154		—
KB-TS Technology Venture Private Equity Fund		5,342		4,051		—		4,051		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,257		3,013		—		3,013		—
KB-SJ Tourism Venture Fund		—		(689)		—		(689)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		20,068		17,842		—		17,842		—
KB SPROTT Renewable Private Equity Fund No.1		1		(991)		—		(991)		—
KB-UTC Inno-Tech Venture Fund		—		(866)		—		(866)		—
WJ Private Equity Fund No.1		2		(1,073)		—		(1,073)		—
All Together Korea Fund No.2		187		150		—		150		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		2,901		(743)		—		(743)		—
JR GLOBAL REIT		—		—		—		—		—
Project Vanilla Co., Ltd.		—		(611)		—		(611)		—
December & Company Inc.		756		(2,469)		—		(2,469)		—
2020 KB Fintech Renaissance Fund		1		(64)		—		(64)		—
KB Material and Parts No.1 PEF		—		(204)		—		(204)		—
FineKB Private Equity Fund No.1		—		(77)		—		(77)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.2 Condensed financial information, adjustments to the carrying amount and dividend from major investments in associates and joint ventures as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund No.1	~~W~~	11,237	~~W~~	20	~~W~~	8,690	~~W~~	11,217	~~W~~	1,705	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star Office Private Real Estate Investment Trust No.1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
SY Auto Capital Co., Ltd.		88,611		52,415		20,000		36,196		17,736		(5,011)		12,725
Incheon Bridge Co., Ltd.		609,194		707,563		61,096		(98,369)		(14,746)		14,746		—
Big Dipper Co., Ltd.		370		336		1,500		34		10		115		125
APRO Co., Ltd.		47,164		30,281		2,468		16,883		2,565		225		2,790
Paycoms Co., Ltd.		1,763		1,620		855		143		17		28		45
Food Factory Co., Ltd.		5,587		3,797		450		1,790		398		602		1,000
KBSP Private Equity Fund No.4		39,492		2		40,800		39,490		5,904		—		5,904
KB Private Equity Fund No.3		49,437		4		51,000		49,433		7,754		—		7,754
Korea Credit Bureau Co., Ltd.		96,855		30,289		10,000		66,566		5,991		—		5,991
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		55,524		1,063		51,880		54,461		13,616		—		13,616
Keystone-Hyundai Securities No.1 Private Equity Fund		187,156		153,842		42,837		33,314		1,625		—		1,625
KB Social Impact Investment Fund		4,885		3		5,000		4,882		1,465		—		1,465
KB-Solidus Global Healthcare Fund		103,896		5		61,800		103,891		45,021		697		45,718
POSCO-KB Shipbuilding Fund		21,916		4		24,000		21,912		6,847		—		6,847
GH Real Estate I LP		45,340		61		42,093		45,279		19,042		—		19,042
KB-TS Technology Venture Private Equity Fund		36,445		1,212		35,400		35,233		19,731		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		48,369		185		51,700		48,184		20,504		(752)		19,752
KB-SJ Tourism Venture Fund		14,914		4		16,200		14,910		2,761		—		2,761
UNION Media Commerce Fund		3,318		4		3,450		3,314		961		—		961
KB-Stonebridge Secondary Private Equity Fund		34,450		507		35,805		33,943		4,944		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		3,686		249		9,640		3,437		1,295		—		1,295
KB-UTC Inno-Tech Venture Fund		1,016		75		1,016		941		417		—		417

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.2 Condensed financial information, adjustments to the carrying amount and dividend from major investments in associates and joint ventures as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019*
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund No.1	~~W~~	3,225	~~W~~	2,452	~~W~~	—	~~W~~	2,452	~~W~~	—
KB GwS Private Securities Investment Trust		42,503		41,524		—		41,524		9,297
KB-KDBC Pre-IPO New Technology Business Investment Fund		371		(638)		—		(638)		—
KB Star Office Private Real Estate Investment Trust No.1		14,455		6,004		—		6,004		—
PT Bank Bukopin TBK		721,169		(5,612)		45,780		40,168		—
Balhae Infrastructure Company		62,113		(3,153)		—		(3,153)		6,855
Aju Good Technology Venture Fund		9,288		7,734		—		7,734		—
SY Auto Capital Co., Ltd.		20,394		5,292		(215)		5,077		—
Incheon Bridge Co., Ltd.		107,178		9,127		—		9,127		—
Big Dipper Co., Ltd.		598		(532)		—		(532)		—
APRO Co., Ltd.		47,725		7,702		—		7,702		—
Paycoms Co., Ltd.		262		(343)		—		(343)		—
Food Factory Co., Ltd.		6,807		664		—		664		—
KBSP Private Equity Fund No.4		39		(1,304)		—		(1,304)		—
KB Private Equity Fund No.3		—		(485)		—		(485)		—
Korea Credit Bureau Co., Ltd.		91,200		1,480		—		1,480		135
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		4,077		(3,911)		—		(3,911)		—
Keystone-Hyundai Securities No.1 Private Equity Fund		18,342		(572)		—		(572)		—
KB Social Impact Investment Fund		8		(118)		—		(118)		—
KB-Solidus Global Healthcare Fund		13,085		8,708		—		8,708		—
POSCO-KB Shipbuilding Fund		1,000		(371)		—		(371)		—
GH Real Estate I LP		5,043		3,698		565		4,263		—
KB-TS Technology Venture Private Equity Fund		1,643		632		—		632		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		138		(3,355)		—		(3,355)		—
KB-SJ Tourism Venture Fund		—		(673)		—		(673)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		346		(1,856)		—		(1,856)		—
KB SPROTT Renewable Private Equity Fund No.1		1		(986)		—		(986)		—
KB-UTC Inno-Tech Venture Fund		—		(75)		—		(75)		—

*

The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,705	~~W~~	—	~~W~~	(586)	~~W~~	—	~~W~~	160	~~W~~	—	~~W~~	1,279
KB GwS Private Securities Investment Trust		136,168		—		—		(9,525)		14,716		—		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(6,399)		—		3,453		—		16,042
KB Star Office Private Real Estate Investment Trust No.1		19,839		—		—		—		227		—		20,066
PT Bank Bukopin TBK [2]		121,381		43,909		(54,069)		—		(107,258)		(3,963)		—
Balhae Infrastructure Company		101,391		893		—		(6,973)		11,313		—		106,624
Aju Good Technology Venture Fund		23,016		—		(2,885)		—		1,217		—		21,348
SY Auto Capital Co., Ltd.		12,725		—		—		—		3,422		(3)		16,144
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		125		—		—		—		(125)		—		—
Paycoms Co., Ltd.		45		—		—		—		153		—		198
Food Factory Co., Ltd.		1,000		—		—		—		247		34		1,281
KBSP Private Equity Fund No.4		5,904		—		—		—		46		—		5,950
KB Private Equity Fund No.3		7,754		—		(8,000)		(2,082)		2,422		—		94
Korea Credit Bureau Co., Ltd.		5,991		—		—		(89)		1,251		—		7,153
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		13,616		—		(3,231)		—		(540)		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		1,625		—		—		—		(69)		—		1,556
KB Social Impact Investment Fund		1,465		1,500		—		—		(91)		—		2,874
KB-Solidus Global Healthcare Fund		45,718		10,920		(4,940)		—		(5,485)		—		46,213
POSCO-KB Shipbuilding Fund		6,847		5,000		(2,125)		—		3,173		—		12,895
KB-TS Technology Venture Private Equity Fund		19,731		2,240		(5,488)		—		1,232		(85)		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		8,000		(3,200)		—		2,211		—		26,763
KB-SJ Tourism Venture Fund		2,761		1,500		—		—		(128)		—		4,133
UNION Media Commerce Fund		961		—		—		—		(1)		—		960
KB-Stonebridge Secondary Private Equity Fund		4,944		9,093		—		—		2,599		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		1,295		4,128		—		—		(374)		—		5,049
KB-UTC Inno-Tech Venture Fund		417		16,966		—		—		(384)		—		16,999
WJ Private Equity Fund No.1		—		10,000		—		—		(289)		—		9,711
All Together Korea Fund No.2		—		100,000		(90,000)		—		150		(127)		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		5,700		—		—		(89)		—		5,611
JR GLOBAL REIT		—		219,493		(3,639)		—		—		—		215,854
Project Vanilla Co., Ltd.		—		2,450		—		—		(299)		—		2,151
December & Company Inc.		—		30,000		(5,151)		—		(447)		—		24,402
2020 KB Fintech Renaissance Fund		—		550		—		—		(3)		—		547
KB Material and Parts No.1 PEF		—		3,400		—		—		(29)		—		3,371
FineKB Private Equity Fund No.1		—		—		—		—		—		—		—
Others		23,076		40,000		(61,862)		—		(899)		359		674

	~~W~~	598,240	~~W~~	515,742	~~W~~	(251,575)	~~W~~	(18,669)	~~W~~	(68,518)	~~W~~	(3,785)	~~W~~	771,435

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Impairment loss		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,649	~~W~~	—	~~W~~	(317)	~~W~~	—	~~W~~	373	~~W~~	—	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		134,362		—		—		(9,297)		11,103		—		—		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		14,594		5,000		—		—		(606)		—		—		18,988
KB Star Office Private Real Estate Investment Trust No.1		19,839		—		—		—		—		—		—		19,839
PT Bank Bukopin TBK [2]		113,932		—		—		—		(1,236)		10,408		(1,723)		121,381
Balhae Infrastructure Company		108,050		592		—		(6,855)		(396)		—		—		101,391
Aju Good Technology Venture Fund		18,134		1,960		—		—		2,922		—		—		23,016
SY Auto Capital Co., Ltd.		10,672		—		—		—		2,158		(105)		—		12,725
Big Dipper Co., Ltd.		280		—		—		—		(155)		—		—		125
APRO Co., Ltd.		1,403		—		—		—		1,386		1		—		2,790
Paycoms Co., Ltd.		103		—		—		—		(58)		—		—		45
Food Factory Co., Ltd.		928		—		—		—		72		—		—		1,000
KBSP Private Equity Fund No.4		—		6,100		—		—		(196)		—		—		5,904
KB Private Equity Fund No.3		7,830		—		—		—		(76)		—		—		7,754
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		185		—		—		5,991
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		14,601		—		—		—		(985)		—		—		13,616
Keystone-Hyundai Securities No.1 Private Equity Fund		1,581		66		—		—		(26)		4		—		1,625
KB Social Impact Investment Fund		—		1,500		—		—		(35)		—		—		1,465
KB-Solidus Global Healthcare Fund		—		42,697		—		—		3,021		—		—		45,718
POSCO-KB Shipbuilding Fund		4,463		2,500		—		—		(116)		—		—		6,847
GH Real Estate I LP		17,252		—		—		—		1,553		237		—		19,042
KB-TS Technology Venture Private Equity Fund		13,777		7,440		(1,840)		—		269		85		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		13,250		—		—		(1,428)		—		—		19,752
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(125)		—		—		2,761
UNION Media Commerce Fund		962		—		—		—		(1)		—		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		(1,855)		—		(271)		—		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		—		1,667		—		—		(372)		—		—		1,295
KB-UTC Inno-Tech Venture Fund		—		450		—		—		(33)		—		—		417
Others		5,263		408		(4,463)		—		667		212		(843)		1,244

	~~W~~	504,932	~~W~~	92,200	~~W~~	(8,475)	~~W~~	(16,287)	~~W~~	17,594	~~W~~	10,842	~~W~~	(2,566)	~~W~~	598,240

[1]	Gains on disposal of investments in associates and joint ventures amount to ~~W~~ 24,768 million ~~W~~ 1,423 million for the years ended December 31, 2020 and 2019, respectively.
[2]	The investment was reclassified to subsidiaries from associates for the year ended December 31, 2020 due to additional share purchase.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.4 Unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2020 and 2019 and accumulated amount as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Unrecognized losses (gains)				Accumulated unrecognized losses
	2020		2019		December 31, 2020		December 31, 2019
Doosung Metal Co., Ltd.	~~W~~	—	~~W~~	46	~~W~~	65	~~W~~	65
Incheon Bridge Co., Ltd.		3,354		(1,944)		18,100		14,746
Jungdong Steel Co., Ltd.		—		—		489		489
DPAPS Co., Ltd.		19		14		358		339
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		151		—		312		161
Jinseung Tech Co., Ltd.		—		18		21		21
Korea NM Tech Co., Ltd.		—		—		28		28
Chongil Machine & Tools Co., Ltd.		—		19		19		19
SKYDIGITAL INC.		—		106		106		106
Imt Technology Co., Ltd.		3		—		3		—
Jo Yang Industrial Co., Ltd.		96		—		96		—
IDTECK Co., Ltd.		216		—		216		—

	~~W~~	3,839	~~W~~	(1,741)	~~W~~	20,040	~~W~~	16,201

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,611,604	~~W~~	—	~~W~~	(1,018)	~~W~~	2,610,586
Buildings		2,607,957		(830,516)		(5,859)		1,771,582
Leasehold improvements		929,120		(833,293)		—		95,827
Equipment and vehicles		2,040,100		(1,699,442)		—		340,658
Construction in-progress		44,190		—		—		44,190
Right-of-use assets		1,094,876		(524,165)		—		570,711

	~~W~~	9,327,847	~~W~~	(3,887,416)	~~W~~	(6,877)	~~W~~	5,433,554

	December 31, 2019
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,431,812	~~W~~	—	~~W~~	(1,018)	~~W~~	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in-progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

	~~W~~	8,371,641	~~W~~	(3,296,209)	~~W~~	(8,055)	~~W~~	5,067,377

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14.1.2 Changes in property and equipment for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition		Transfer[1]		Disposal		Depreciation[2]		Business Combination		Others		Ending
Land	~~W~~	2,430,794	~~W~~	6,475	~~W~~	(116,264)	~~W~~	(2,578)	~~W~~	—	~~W~~	295,421	~~W~~	(3,261)	~~W~~	2,610,587
Buildings		1,502,923		43,592		190,917		(4,442)		(61,339)		100,984		(1,053)		1,771,582
Leasehold improvements		116,124		13,348		34,596		(574)		(73,394)		5,087		640		95,827
Equipment and vehicles		380,353		161,515		3,705		(1,990)		(221,697)		19,873		(1,102)		340,657
Construction in-progress		86,303		229,927		(291,336)		—		—		20,022		(726)		44,190
Right-of-use assets		550,880		426,405		53		(203,376)		(272,686)		55,656		13,779		570,711

	~~W~~	5,067,377	~~W~~	881,262	~~W~~	(178,329)	~~W~~	(212,960)	~~W~~	(629,116)	~~W~~	497,043	~~W~~	8,277	~~W~~	5,433,554

(In millions of Korean won)	2019
	Beginning		Acquisition		Transfer[1]		Disposal		Depreciation[2]		Business Combination		Others		Ending
Land	~~W~~	2,432,041	~~W~~	7,334	~~W~~	(3,957)	~~W~~	(4,907)	~~W~~	—	~~W~~	—	~~W~~	283	~~W~~	2,430,794
Buildings		1,330,211		10,908		220,535		(9,964)		(55,669)		—		6,902		1,502,923
Leasehold improvements		122,309		13,398		58,645		(338)		(77,948)		—		58		116,124
Equipment and vehicles		280,624		283,896		(4)		(526)		(183,900)		—		263		380,353
Construction in-progress		88,618		293,204		(288,136)		—		—		—		(7,383)		86,303
Right-of-use assets		589,188		379,934		19		(153,034)		(281,404)		—		16,177		550,880

	~~W~~	4,842,991	~~W~~	988,674	~~W~~	(12,898)	~~W~~	(168,769)	~~W~~	(598,921)	~~W~~	—	~~W~~	16,300	~~W~~	5,067,377

[1]	Includes transfers with investment properties and assets held for sale.
[2]	Includes depreciation expenses amounting to ~~W~~ 123 million and ~~W~~ 111 million recorded as other operating expenses for the years ended December 31, 2020 and 2019, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(6,877)	~~W~~	(12)	~~W~~	—	~~W~~	12	~~W~~	(6,877)
Accumulated impairment losses of right-of-use assets		(1,178)		—		—		1,178		—

	~~W~~	(8,055)	~~W~~	(12)	~~W~~	—	~~W~~	1,190	~~W~~	(6,877)

(In millions of Korean won)	2019
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(6,877)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(6,877)
Accumulated impairment losses of right-of-use assets		—		(1,178)		—		—		(1,178)

	~~W~~	(6,877)	~~W~~	(1,178)	~~W~~	—	~~W~~	—	~~W~~	(8,055)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,568,508	~~W~~	—	~~W~~	(410)	~~W~~	1,568,098
Buildings		1,092,737		(122,833)		(4,463)		965,441

	~~W~~	2,661,245	~~W~~	(122,833)	~~W~~	(4,873)	~~W~~	2,533,539

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,537,240	~~W~~	—	~~W~~	—	~~W~~	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

	~~W~~	3,000,976	~~W~~	(172,988)	~~W~~	—	~~W~~	2,827,988

14.2.2 Valuation techniques and inputs that are used to measure the fair value of investment properties as of December 31, 2020, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Land and buildings	~~W~~	92,128	Cost approach method	- Price per square meter - Replacement cost
		1,141,121	Market comparison method	- Price per square meter
		1,248,604	Cash flow approach	- Prospective rental market growth rate - Period of vacancy - Rental rate - Discount rate and others
		230,800	Income approach	- Discount rate - Capitalization rate - Vacancy rate

Fair value of the investment properties amounts to ~~W~~ 2,712,653 million and ~~W~~ 3,032,726 million as of December 31, 2020 and 2019, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per fair value hierarchy in Note 6.1.2, fair value hierarchy of all investment properties has been classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2020 and 2019, amounts to ~~W~~ 157,652 million and ~~W~~ 129,944 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14.2.3 Changes in investment properties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition		Transfer		Disposal		Depreciation		Business combination		Others		Ending
Land	~~W~~	1,537,240	~~W~~	34,529	~~W~~	61,383	~~W~~	(167,015)	~~W~~	—	~~W~~	106,944	~~W~~	(4,983)	~~W~~	1,568,098
Buildings		1,290,748		18,667		37,694		(378,332)		(38,717)		42,169		(6,788)		965,441

	~~W~~	2,827,988	~~W~~	53,196	~~W~~	99,077	~~W~~	(545,347)	~~W~~	(38,717)	~~W~~	149,113	~~W~~	(11,771)	~~W~~	2,533,539

(In millions of Korean won)	2019
	Beginning		Acquisition		Transfer		Disposal		Depreciation		Others		Ending
Land	~~W~~	972,562	~~W~~	580,255	~~W~~	(3,374)	~~W~~	(13,318)	~~W~~	—	~~W~~	1,115	~~W~~	1,537,240
Buildings		1,147,249		225,833		(8,861)		(50,780)		(36,877)		14,184		1,290,748

	~~W~~	2,119,811	~~W~~	806,088	~~W~~	(12,235)	~~W~~	(64,098)	~~W~~	(36,877)	~~W~~	15,299	~~W~~	2,827,988

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	887,259	~~W~~	—	~~W~~	(70,517)	~~W~~	(53,160)	~~W~~	763,582
Other intangible assets		4,928,003		(2,304,188)		(36,264)		—		2,587,551

	~~W~~	5,815,262	~~W~~	(2,304,188)	~~W~~	(106,781)	~~W~~	(53,160)	~~W~~	3,351,133

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(56)	~~W~~	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

	~~W~~	4,766,685	~~W~~	(1,926,647)	~~W~~	(102,169)	~~W~~	(56)	~~W~~	2,737,813

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.2 Details of goodwill as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020				December 31, 2019
	Acquisition cost		Carrying amount *		Acquisition cost		Carrying amount *
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		12,234		13,092		12,987
KB Daehan Specialized Bank Plc.		1,515		1,470		1,515		1,564
PRASAC Microfinance Institution Plc.		396,942		356,570		—		—
PT Sunindo Kookmin Best Finance		2,963		2,963		—		—
PT Bank Bukopin TBK		89,220		80,002		—		—
PT. KB Finansia Multi Finance		51,820		49,153		—		—

	~~W~~	887,259	~~W~~	763,582	~~W~~	346,314	~~W~~	275,741

*	Includes the effect of exchange differences etc.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

(In millions of Korean won)	2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2020 are as follows:

(In millions of Korean won)		December 31, 2020
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	~~W~~	49,315	~~W~~	1,595,304	17.46	1.00
	Corporate banking		15,973		955,540	17.63	1.00
KB Securities Co., Ltd.			58,889		11,340	21.46	1.00
KB Capital Co., Ltd.			79,609		424,933	17.39	1.00
KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.			57,404		443,778	13.80	1.00
KB Securities Vietnam Joint Stock Company			12,234		10,262	23.61	1.00
KB Daehan Specialized Bank Plc.			1,470		9,299	25.77	1.00
PRASAC Microfinance Institution Plc.			356,570		111,425	24.50	3.00
PT Sunindo Kookmin Best Finance			2,963		1,909	15.47	0.00
PT. KB Finansia Multi Finance			49,153		28,990	16.19	3.00

		~~W~~	683,580	~~W~~	3,592,780

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.

The Group recognized goodwill amounting to ~~W~~ 65,288 million from the merger of Housing & Commercial Bank, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively.

And the goodwill of ~~W~~ 356,570 million arising from the acquisition of PRASAC Microfinance Institution Plc. was allocated to microfinance unit.

Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows of retail banking and corporate banking after projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are estimated based on the market size and the Group’s market share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The future cash flows PRASAC Microfinance Institution Plc. after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate of Cambodia, the market size and the recent growth rate of PRASAC Microfinance Institution Plc. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the cash-generating unit.

The Group acquired a 67% stake in PT Bank Bukopin TBK with the acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ~~W~~ 80,002 million as of December 31, 2020. The Group conducts an impairment test annually and whenever there is an indication of impairment, and no indication of impairment has been observed as of December 31, 2020.

15.5 Details of intangible assets other than goodwill as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,223	~~W~~	(2,936)	~~W~~	(940)	~~W~~	2,347
Software		1,800,685		(1,225,173)		(2,326)		573,186
Other intangible assets		690,664		(285,893)		(32,998)		371,773
Value of Business Acquired (VOBA)		2,395,291		(759,672)		—		1,635,619
Right-of-use assets		35,140		(30,514)		—		4,626

	~~W~~	4,928,003	~~W~~	(2,304,188)	~~W~~	(36,264)	~~W~~	2,587,551

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	5,802	~~W~~	(2,930)	~~W~~	(19)	~~W~~	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

	~~W~~	4,420,371	~~W~~	(1,926,647)	~~W~~	(31,652)	~~W~~	2,462,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition & transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	2,853	~~W~~	116	~~W~~	(147)	~~W~~	(476)	~~W~~	—	~~W~~	—	~~W~~	2,346
Software		373,519		340,045		(4,444)		(153,876)		18,252		(309)		573,187
Other intangible assets[2]		266,516		63,743		(9,527)		(47,948)		106,445		(7,456)		371,773
Value of Business Acquired (VOBA)		1,809,485		—		—		(173,866)		—		—		1,635,619
Right-of-use assets		9,699		—		—		(5,026)		—		(47)		4,626

	~~W~~	2,462,072	~~W~~	403,904	~~W~~	(14,118)	~~W~~	(381,192)	~~W~~	124,697	~~W~~	(7,812)	~~W~~	2,587,551

(In millions of Korean won)	2019
	Beginning		Acquisition & transfer		Disposal		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	4,497	~~W~~	174	~~W~~	(1,160)	~~W~~	(658)	~~W~~	—	~~W~~	2,853
Software		204,505		274,583		—		(105,228)		(341)		373,519
Other intangible assets[2]		248,611		59,776		(13,534)		(33,590)		5,254		266,517
Value of Business Acquired (VOBA)		2,001,945		—		—		(192,460)		—		1,809,485
Right-of-use assets		21,063		1,010		—		(9,893)		(2,482)		9,698

	~~W~~	2,480,621	~~W~~	335,543	~~W~~	(14,694)	~~W~~	(341,829)	~~W~~	2,431	~~W~~	2,462,072

[1]	Includes ~~W~~ 173,992 million and ~~W~~ 193,085 million recorded as insurance expenses and other operating expenses for the years ended December 31, 2020 and 2019, respectively.
[2]

Impairment losses for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(31,652)	~~W~~	(9,312)	~~W~~	3,669	~~W~~	1,031	~~W~~	(36,264)

(In millions of Korean won)	2019
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(45,017)	~~W~~	(1,578)	~~W~~	6,859	~~W~~	8,084	~~W~~	(31,652)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

16. Lease

16.1 The Group as a Lessee

16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Right-of-use property and equipment*
Real estate	~~W~~	537,392	~~W~~	518,795
Vehicles		16,218		13,542
Others		17,101		18,543

		570,711		550,880

Right-of-use intangible assets*		4,626		9,698

	~~W~~	575,337	~~W~~	560,578

Lease liabilities*	~~W~~	559,113	~~W~~	544,439

*	Included in property and equipment, intangible assets and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Depreciation and amortization of right-of-use assets
Real estate	~~W~~	246,058	~~W~~	251,465
Vehicles		15,286		19,594
Others		11,342		10,345
Intangible assets		5,026		9,893

	~~W~~	277,712	~~W~~	291,297

Interest expenses on the lease liabilities	~~W~~	13,492	~~W~~	12,720
Expense relating to short-term lease		6,169		2,209
Expense relating to leases of low-value assets that are not short-term lease		7,130		5,416
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		438		15

Total cash outflow for lease for the years ended December 31, 2020 and 2019 was ~~W~~ 245,151 million and ~~W~~ 228,312 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

16.2 The Group as a Lessor

16.2.1 The Group as a finance lessor

16.2.1.1 Total lease investment and the present value of minimum lease payments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020				December 31, 2019
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
Up to 1 year	~~W~~	579,968	~~W~~	354,588	~~W~~	654,104	~~W~~	367,937
1-5 years		958,125		551,777		1,085,208		569,939
Over 5 years		—		—		773		748

	~~W~~1,538,093		~~W~~906,365		~~W~~1,740,085		~~W~~938,624

16.2.1.2 Unearned interest income on finance lease as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Total lease investment	~~W~~	1,538,093	~~W~~	1,740,085
Net lease investment
Present value of minimum lease payments		906,365		938,624
Present value of non-guaranteed residual value		496,969		639,075

	1,403,334		1,577,699

Unearned interest income	~~W~~	134,759	~~W~~	162,386

16.2.2 The Group as an operating lessor

Future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Minimum lease receipts
Up to 1 year	~~W~~	792,935	~~W~~	577,490
1-5 years		1,727,498		1,432,354
Over 5 years		84,733		682,165

	~~W~~2,605,166		~~W~~2,692,009

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

17. Deferred Income Tax Assets and Liabilities

17.1 Details of deferred income tax assets and liabilities as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	~~W~~	149,259	~~W~~	—	~~W~~	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		606,146		—		606,146
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others		1,081,691		(740,462)		341,229

	2,493,796		(3,591,024)		(1,097,228)

Offsetting of deferred income tax assets and liabilities		(2,428,738)		2,428,738		—

	~~W~~	65,058	~~W~~	(1,162,286)	~~W~~	(1,097,228)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,500	~~W~~	—	~~W~~	115,500
Allowances for credit losses		451		(3,266)		(2,815)
Impairment losses of property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for acceptances and guarantees		20,959		—		20,959
Gains or losses on valuation of derivatives		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Gains or losses on fair value hedge		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Gains or losses on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,540		(762,633)		(293,093)

		1,715,391		(2,489,587)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,794)		1,711,794		—

	~~W~~	3,597	~~W~~	(777,793)	~~W~~	(774,196)

17.2 Unrecognized Deferred Income Tax Assets

17.2.1 No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 242,875 million associated with investments in subsidiaries and associates as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future.

17.2.2 No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 75,831 million associated with others, as of December 31, 2020, due to the uncertainty that these will be realized in the future.

17.3 Unrecognized Deferred Income Tax Liabilities

17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 260,739 million associated with investment in subsidiaries and associates as of December 31, 2020, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2020, for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

17.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Business combination		Decrease		Increase		Ending
Deductible temporary differences
Gains or losses on fair value hedge	~~W~~	44,085	~~W~~	—	~~W~~	44,085	~~W~~	76,583	~~W~~	76,583
Other provisions		424,383		6,383		426,457		540,396		544,705
Allowances for credit losses		2,018		105,505		96,885		83,111		93,749
Impairment losses of property and equipment		15,985		—		9,658		8,189		14,516
Deferred loan origination fees and costs		1,930		35,863		15,098		3,574		26,269
Share-based payments		63,092		5		55,601		54,589		62,085
Provisions for acceptance and guarantees		76,214		—		76,214		61,984		61,984
Gains or losses on valuation of derivatives		186,035		5,201		191,236		76,238		76,238
Present value discount		29,978		—		29,732		61,783		62,029
Investments in subsidiaries and others		185,380		—		47,034		232,655		371,001
Gains or losses on valuation of security investment		136,236		—		136,070		251,524		251,690
Defined benefit liabilities		2,161,219		94,105		227,010		327,255		2,355,569
Accrued expenses		911,599		75,498		911,599		1,144,785		1,220,283
Derivative-linked securities		477,307		—		477,307		284,370		284,370
Others		1,669,025		2,068,207		1,170,462		1,081,994		3,648,764

		6,384,486		2,390,767		3,914,448		4,289,030		9,149,835

Unrecognized deferred income tax assets:
Other provisions		4,788								3,054
Investments in subsidiaries and others		67,645								242,875
Others		125,158								75,831

		6,186,895								8,828,075
Tax rate (%)		27.5								27.5

Total deferred income tax assets	~~W~~	1,715,391							~~W~~	2,493,796

Taxable temporary differences
Accrued interest	~~W~~	(401,337)	~~W~~	(168,859)	~~W~~	(394,255)	~~W~~	(281,685)	~~W~~	(457,626)
Allowances for credit losses		(11,877)		—		(11,877)		(12,203)		(12,203)
Impairment losses of property and equipment		(4,163)		—		(111)		117		(3,935)
Deferred loan origination fees and costs		(752,178)		—		(752,178)		(820,223)		(820,223)
Advanced depreciation provision		(6,192)		—		—		—		(6,192)
Gains or losses on valuation of derivatives		(576,743)		—		(576,743)		(812,662)		(812,662)
Present value discount		(15,278)		—		(15,278)		(10,916)		(10,916)
Goodwill from merger		(65,288)		—		—		—		(65,288)
Gains or losses on revaluation		(1,197,566)		—		(80,036)		(45,008)		(1,162,538)
Investments in subsidiaries and others		(419,055)		—		(70,188)		(297,809)		(646,676)
Gains or losses on valuation of security investment		(906,790)		(3,060,750)		(899,660)		(1,358,042)		(4,425,922)
Retirement insurance expense		(1,775,740)		(61,789)		(162,764)		(288,296)		(1,963,061)
Adjustments to the prepaid contributions		(83,262)		—		(83,262)		(102,768)		(102,768)
Derivative-linked securities		(125,947)		—		(125,947)		(112,293)		(112,293)
Others		(2,793,848)		(1,613)		(1,644,815)		(1,555,740)		(2,706,386)

		(9,135,264)		(3,293,011)		(4,817,114)		(5,697,528)		(13,308,689)

Unrecognized deferred income tax liabilities:						—
Goodwill from merger		(65,288)								(65,288)
Investments in subsidiaries and others		(68,836)								(260,739)
Others		(1,247)								(1,042)

		(8,999,893)								(12,981,620)
Tax rate (%)		27.5								27.5

Total deferred income tax liabilities	~~W~~	(2,489,587)							~~W~~	(3,591,024)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

17.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Gains or losses on fair value hedge	~~W~~	—	~~W~~	—	~~W~~	44,085	~~W~~	44,085
Other provisions		411,903		411,747		424,227		424,383
Allowances for credit losses		12,481		16,160		5,697		2,018
Impairment losses on property and equipment		21,927		21,402		15,460		15,985
Deferred loan origination fees and costs		1,841		1,841		1,930		1,930
Share-based payments		60,071		52,475		55,496		63,092
Provisions for acceptance and guarantees		73,809		73,809		76,214		76,214
Gains or losses on valuation of derivatives		503,277		503,277		186,035		186,035
Present value discount		24,593		24,347		29,732		29,978
Investments in subsidiaries and others		184,870		47,217		47,727		185,380
Gains or losses on valuation of security investment		269,731		264,318		130,823		136,236
Defined benefit liabilities		1,977,430		200,827		384,616		2,161,219
Accrued expenses		993,906		994,326		912,019		911,599
Derivative-linked securities		13,679		13,679		477,307		477,307
Others		1,290,065		600,750		979,710		1,669,025

		5,839,583		3,226,175		3,771,078		6,384,486

Unrecognized deferred income tax assets:
Other provisions		3,416						4,788
Investments in subsidiaries and others		73,764						67,645
Others		120,704						125,158

		5,641,699						6,186,895
Tax rate (%)		27.5						27.5

Total deferred income tax assets	~~W~~	1,562,537					~~W~~	1,715,391

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	(94,085)	~~W~~	(94,085)	~~W~~	—	~~W~~	—
Accrued interest		(411,487)		(362,627)		(352,477)		(401,337)
Allowances for credit losses		(238)		(238)		(11,877)		(11,877)
Impairment losses on property and equipment		(4,457)		(212)		82		(4,163)
Deferred loan origination fees and costs		(727,528)		(727,528)		(752,178)		(752,178)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains or losses on valuation of derivatives		(49,036)		(49,036)		(576,743)		(576,743)
Present value discount		(8,656)		(8,656)		(15,278)		(15,278)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,201,992)		(52,470)		(48,044)		(1,197,566)
Investments in subsidiaries and others		(316,346)		(19,421)		(122,130)		(419,055)
Gains or losses on valuation of security investment		(601,496)		(594,206)		(899,500)		(906,790)
Retirement insurance expense		(1,611,475)		(153,528)		(317,793)		(1,775,740)
Adjustments to the prepaid contributions		(69,212)		(69,212)		(83,262)		(83,262)
Derivative-linked securities		(271,873)		(271,873)		(125,947)		(125,947)
Others		(2,098,159)		(2,917,318)		(3,613,007)		(2,793,848)

		(7,537,520)		(5,320,410)		(6,918,154)		(9,135,264)

Unrecognized deferred income tax liabilities:				—
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and others		(62,367)						(68,836)
Others		(588)						(1,247)

		(7,409,277)						(8,999,893)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(2,050,913)					~~W~~	(2,489,587)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

18. Assets Held for Sale

18.1 Details of assets held for sale as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	80,740	~~W~~	(16,169)	~~W~~	64,571	~~W~~	68,321
Buildings held for sale		152,426		(24,887)		127,539		134,247
Other assets held for sale		10,676		(5,059)		5,617		5,801

	~~W~~	243,842	~~W~~	(46,115)	~~W~~	197,727	~~W~~	208,369

(In millions of Korean won)	December 31, 2019
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	14,542	~~W~~	(1,530)	~~W~~	13,012	~~W~~	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

	~~W~~	25,933	~~W~~	(2,782)	~~W~~	23,151	~~W~~	26,770

*	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

18.2 Valuation techniques and inputs that are used to measure the fair value of assets held for sale as of December 31, 2020 are as follows:

(In millions of Korean won)

	December 31, 2020
	Fair value		Valuation techniques[1]	Unobservable inputs[2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	~~W~~	208,369	Market comparison approach model	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or local factors or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with recent experience in evaluating similar properties in the area of the property to be assessed with professional qualifications. All of assets held for sale are classified as level 3 in accordance with fair value hierarchy in Note 6.1.2.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

18.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Provision		Reversal		Business combination		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(2,782)	~~W~~	(11,593)	~~W~~	—	~~W~~	(45,433)	~~W~~	13,693	~~W~~	(46,115)

(In millions of Korean won)	2019
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(8,150)	~~W~~	(333)	~~W~~	—	~~W~~	5,701	~~W~~	(2,782)

18.4 As of December 31, 2020, assets held for sale consist of 4 real estates of closed offices and 1,087 foreclosure assets on loans of PT Bank Bukopin TBK, which were determined to sell by the management, but not yet sold as of December 31, 2020. Negotiation with buyers is in process for the one closed office and the remaining 1,090 assets are also being actively marketed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

19. Other Assets

19.1 Details of other assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Other financial assets
Other receivables	~~W~~	10,628,272	~~W~~	5,792,814
Accrued income		1,726,651		1,659,182
Guarantee deposits		1,099,618		1,146,000
Domestic exchange settlement debits		722,616		531,356
Others		117,330		129,039
Allowances for credit losses		(119,762)		(104,629)
Present value discount		(7,036)		(6,703)

		14,167,689		9,147,059

Other non-financial assets
Other receivables		1,091		1,294
Prepaid expenses		254,152		198,893
Guarantee deposits		3,906		4,084
Insurance assets		2,376,679		1,662,016
Separate account assets		10,210,047		5,052,804
Others		3,158,993		2,173,693
Allowances for credit losses		(17,520)		(24,235)

		15,987,348		9,068,549

	~~W~~	30,155,037	~~W~~	18,215,608

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864
Write-offs		(6,517)		(8,503)		(15,020)
Provision		22,153		1,726		23,879
Business combination		7,946		59		8,005
Others		(8,449)		3		(8,446)

Ending	~~W~~	119,762	~~W~~	17,520	~~W~~	137,282

(In millions of Korean won)	2019
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Write-offs		(5,883)		(152)		(6,035)
Provision (reversal)		9,885		(393)		9,492
Others		(5,648)		—		(5,648)

Ending	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

20. Financial Liabilities at Fair Value through Profit or Loss

20.1 Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	1,934,735	~~W~~	2,583,092
Other		91,216		80,235

		2,025,951		2,663,327

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,784,107		12,704,826

		9,784,107		12,704,826

	~~W~~	11,810,058	~~W~~	15,368,153

20.2 Difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Contractual cash flow amount	~~W~~	9,583,186	~~W~~	12,515,734
Carrying amount		9,784,107		12,704,826

Difference	~~W~~	(200,921)	~~W~~	(189,092)

21. Deposits

Details of deposits as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Demand deposits
Demand deposits in Korean won	~~W~~	162,155,728	~~W~~	127,790,349
Demand deposits in foreign currencies		14,473,832		8,550,068

		176,629,560		136,340,417

Time deposits
Time deposits in Korean won		149,435,968		157,653,603

		149,435,968		157,653,603

Time deposits in foreign currencies		10,043,679		7,377,173
Fair value adjustments on fair value hedged time deposits in foreign currencies		2,089		(18,391)

		10,045,768		7,358,782

		159,481,736		165,012,385

Certificates of deposits		2,468,924		4,239,969

	~~W~~	338,580,220	~~W~~	305,592,771

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

22. Borrowings

22.1 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Borrowings	~~W~~	32,312,859	~~W~~	24,370,567
Bonds sold under repurchase agreements and others		16,334,365		13,015,506
Call money		1,179,932		432,787

	~~W~~	49,827,156	~~W~~	37,818,860

22.2 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2020		December 31, 2019
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	~~W~~	6,463,267	~~W~~	2,649,851
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		2,675,568		1,658,810
	Borrowings from banks	Shinhan Bank and others	1.55 ~ 3.01		137,952		116,160
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74		2,203,702		1,982,242
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20		9,717,382		8,022,921

					21,197,871		14,429,984

Borrowings in foreign currencies	Due to banks	Commonwealth Bank of Australia and others	—		292		4,682
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 8.84		9,839,110		8,089,368
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.70 ~ 1.47		23,827		7,081
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80		1,251,759		1,839,452

					11,114,988		9,940,583

				~~W~~	32,312,859	~~W~~	24,370,567

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2020		December 31, 2019
Bonds sold under repurchase agreements	Individuals, groups and corporations	0.25~3.00	~~W~~	16,329,799	~~W~~	13,011,121
Bills sold	Counter sale	0.10~0.35		4,566		4,385

			~~W~~	16,334,365	~~W~~	13,015,506

22.4 Details of call money as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2020		December 31, 2019
Call money in Korean won	The Export-Import Bank of Korea and others	0.48~0.85	~~W~~	510,000	~~W~~	165,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.00~0.34		669,932		267,787

			~~W~~	1,179,932	~~W~~	432,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

23. Debentures

23.1 Details of debentures as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2020		December 31, 2019
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	1,960	~~W~~	33,310
Exchangeable bonds*	0.00		240,000		—
Subordinated fixed rate debentures	2.02 ~ 4.35		4,834,407		3,386,590
Fixed rate debentures	0.00 ~ 3.50		47,229,619		40,596,755
Floating rate debentures	0.58 ~ 1.55		3,190,000		1,580,000

			55,495,986		45,596,655
Fair value adjustments of fair value hedged debentures in Korean won			(6,839)		21,070
Less: Discount on debentures in Korean won			(32,028)		(30,029)
Less: Adjustment for exchangeable rights in Korean won			(14,957)		—

			55,442,162		45,587,696

Debentures in foreign currencies
Floating rate debentures	0.58 ~ 1.51		2,232,938		2,227,607
Fixed rate debentures	0.05 ~ 13.50		5,030,580		3,094,196

			7,263,518		5,321,803
Fair value adjustments of fair value hedged debentures in foreign currencies			81,333		41,406
Less: Discount on debentures in foreign currencies			(26,326)		(15,322)

			7,318,525		5,347,887

		~~W~~	62,760,687	~~W~~	50,935,583

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

23.2 Changes in debentures based on face value for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020
	Beginning		Issue		Repayment		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	33,310	~~W~~	—	~~W~~	(1,350)	~~W~~	—	~~W~~	(30,000)	~~W~~	1,960
Exchangeable bonds		—		240,000		—		—		—		240,000
Subordinated fixed rate debentures		3,386,590		2,150,000		(702,183)		—		—		4,834,407
Fixed rate debentures		40,596,755		111,677,084		(105,044,220)		—		—		47,229,619
Floating rate debentures		1,580,000		2,010,000		(400,000)		—		—		3,190,000

		45,596,655		116,077,084		(106,147,753)		—		(30,000)		55,495,986

Debentures in foreign currencies
Floating rate debentures		2,227,607		823,478		(675,075)		—		(143,072)		2,232,938
Fixed rate debentures		3,094,196		2,909,967		(937,972)		277,087		(312,698)		5,030,580

		5,321,803		3,733,445		(1,613,047)		277,087		(455,770)		7,263,518

	~~W~~	50,918,458	~~W~~	119,810,529	~~W~~	(107,760,800)	~~W~~	277,087	~~W~~	(485,770)	~~W~~	62,759,504

(In millions of Korean won)	2019
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	34,320	~~W~~	—	~~W~~	(1,010)	~~W~~	—	~~W~~	33,310
Subordinated fixed rate debentures		3,437,729		—		(51,139)		—		3,386,590
Fixed rate debentures		43,466,085		91,960,041		(94,829,371)		—		40,596,755
Floating rate debentures		1,650,000		570,000		(640,000)		—		1,580,000

		48,588,134		92,530,041		(95,521,520)		—		45,596,655

Debentures in foreign currencies
Floating rate debentures		1,791,868		532,380		(33,199)		(63,442)		2,227,607
Fixed rate debentures		2,951,251		595,490		(590,950)		138,405		3,094,196

		4,743,119		1,127,870		(624,149)		74,963		5,321,803

	~~W~~	53,331,253	~~W~~	93,657,911	~~W~~	(96,145,669)	~~W~~	74,963	~~W~~	50,918,458

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

24. Provisions

24.1 Details of provisions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Provisions for credit losses of unused loan commitments	~~W~~	298,753	~~W~~	208,148
Provisions for credit losses of acceptances and guarantees		62,254		77,759
Provisions for credit losses of financial guarantee contracts		6,348		6,063
Provisions for restoration costs		151,696		120,340
Others		195,852		115,619

	~~W~~	714,903	~~W~~	527,929

24.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages
Transfer to 12-month expected credit losses		23,318		(21,694)		(1,624)		194		(191)		(3)
Transfer to lifetime expected credit losses		(13,431)		15,991		(2,560)		(486)		486		—
Impairment		(304)		(3,474)		3,778		(5)		(461)		466
Provision (reversal) for credit losses*		24,583		65,449		(412)		9,482		(20,389)		(2,734)
Business combination		19,426		—		—		—		—		—
Others (exchange differences, etc.)		(18,168)		(273)		—		(1,058)		(619)		(187)

Ending	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328

*

Includes additional provision of ~~W~~ 14,974 million for industries and borrowers which are highly affected by COVID-19, and ~~W~~ 28,385 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) for the year ended December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		32,622		(31,408)		(1,214)		365		(365)		—
Transfer to lifetime expected credit losses		(16,932)		17,195		(263)		(975)		1,705		(729)
Impairment		(422)		(1,516)		1,938		(24)		(280)		304
Provision (reversal) for credit losses		(21,171)		18,036		45		(1,763)		4,584		(893)
Others (exchange differences, etc.)		324		237		—		274		259		122

Ending	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	6,063	~~W~~	4,275
Provision		280		1,865
Others		5		(77)

Ending	~~W~~	6,348	~~W~~	6,063

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

24.4 Changes in provisions for restoration costs for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	120,340	~~W~~	108,000
Provision		14,192		7,037
Reversal		(2,010)		(7,178)
Used		(9,469)		(5,211)
Unwinding of discount		2,372		2,237
Effect of changes in discount rate		23,886		15,455
Business combination		2,385		—

Ending	~~W~~	151,696	~~W~~	120,340

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

24.5 Changes in other provisions for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		76,138		2,607		19,186		89,361		187,292
Decrease		(71,306)		(3,179)		(9,725)		(28,173)		(112,383)
Business combination		—		—		2,366		2,958		5,324

Ending	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852

(In millions of Korean won)	2019
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		56,758		2,378		23,863		38,025		121,024
Decrease		(54,743)		(3,176)		(16,363)		(58,855)		(133,137)

Ending	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619

*	Provisions for incomplete sales of cardssurance are ~~W~~ 1,319 million and ~~W~~ 2,532 million, as of December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25. Net Defined Benefit Liabilities

25.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the consolidated statement of financial position is calculated by independent actuaries in accordance with actuarial valuation methods. The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,341,753	~~W~~	(2,088,710)	~~W~~	253,043
Current service cost		232,147		—		232,147
Past service cost		3,269		—		3,269
Gains on settlement		(1,912)		—		(1,912)
Interest expense (income)		46,178		(41,435)		4,743
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(9,611)		—		(9,611)
Actuarial gains and losses by changes in financial assumptions		789		—		789
Actuarial gains and losses by experience adjustments		16,292		—		16,292
Return on plan assets (excluding amounts included in interest income)		—		6,308		6,308
Contributions by the Group		—		(268,918)		(268,918)
Contributions by the employees		—		(248)		(248)
Payments from plans (settlement)		(8,162)		8,162		—
Payments from plans (benefit payments)		(148,468)		144,546		(3,922)
Payments from the Group		(34,361)		—		(34,361)
Transfer in		9,673		(9,027)		646
Transfer out		(8,635)		8,635		—
Effect of exchange differences		(724)		5		(719)
Effect of business acquisition and disposal		110,080		(62,271)		47,809
Others		26		—		26

Ending*	~~W~~	2,548,334	~~W~~	(2,302,953)	~~W~~	245,381

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		226,788		—		226,788
Past service cost		2,276		—		2,276
Interest expense (income)		48,795		(43,250)		5,545
Remeasurements:
Actuarial gains or losses by changes in demographic assumptions		(3,122)		—		(3,122)
Actuarial gains or losses by changes in financial assumptions		61,547		—		61,547
Actuarial gains or losses by experience adjustments		7,458		—		7,458
Return on plan assets (excluding amounts included in interest income)		—		11,116		11,116
Contributions by the Group		—		(288,420)		(288,420)
Payments from plans (benefit payments)		(141,820)		141,798		(22)
Payments from the Group		(32,556)		—		(32,556)
Transfer in		7,775		(7,425)		350
Transfer out		(7,517)		7,517		—
Effect of exchange differences		(2)		—		(2)
Others		(129)		1		(128)

Ending*	~~W~~	2,341,753	~~W~~	(2,088,710)	~~W~~	253,043

*

The net defined benefit liabilities of ~~W~~ 245,381 million is calculated by subtracting ~~W~~ 2,845 million net defined benefit assets from ~~W~~ 248,226 million net defined benefit liabilities as of December 31, 2020. The net defined benefit liabilities of ~~W~~ 253,043 million is calculated by subtracting ~~W~~ 946 million net defined benefit assets from ~~W~~ 253,989 million net defined benefit liabilities as of December 31, 2019.

25.3 Details of net defined benefit liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	2,548,334	~~W~~	2,341,753
Fair value of plan assets		(2,302,953)		(2,088,710)

Net defined benefit liabilities	~~W~~	245,381	~~W~~	253,043

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.4 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	232,147	~~W~~	226,788
Past service cost		3,269		2,276
Net interest expenses on net defined benefit liabilities		4,743		5,545
Gains on settlement		(1,912)		—

Post-employment benefits*	~~W~~	238,247	~~W~~	234,609

*

Includes post-employment benefits amounting to ~~W~~ 2,840 million recognized as other operating expense and ~~W~~ 176 million recognized as prepayment for the year ended December 31, 2020, and post-employment benefits amounting to ~~W~~ 2,575 million recognized as other operating expense and ~~W~~ 121 million recognized as prepayment for the year ended December 31, 2019.

25.5 Details of remeasurements of net defined benefit liabilities recognized as other comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(6,308)	~~W~~	(11,116)
Actuarial gains or losses		(7,470)		(65,883)
Income tax effects		3,792		21,172
Effect of exchange difference		(399)		—

Remeasurements after income tax	~~W~~	(10,385)	~~W~~	(55,827)

25.6 Details of fair value of plan assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,299,500	~~W~~	2,299,500
Derivative instruments		—		1,930		1,930
Investment fund		—		1,523		1,523

	~~W~~	—	~~W~~	2,302,953	~~W~~	2,302,953

(In millions of Korean won)	December 31, 2019
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,087,861	~~W~~	2,087,861
Investment fund		—		849		849

	~~W~~	—	~~W~~	2,088,710	~~W~~	2,088,710

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.7 Details of key actuarial assumptions used as of December 31, 2020 and 2019, are as follows:

	December 31, 2020	December 31, 2019
Discount rate (%)	0.90~2.00	1.60~2.00
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover (%)	0.00~50.00	0.00~50.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

25.8 Sensitivity analysis results of significant actuarial assumptions as of December 31, 2020, are as follows:

Effect on net defined benefit obligation
	Changes in principal assumptions	Increase in principal assumptions	Decrease in principal assumptions
Discount rate	0.5%p	4.34% decrease	4.12% increase
Salary increase rate	0.5%p	1.41% increase	6.41% decrease
Turnover	0.5%p	0.94% decrease	0.39% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligations recognized in the consolidated statement of financial position.

25.9 Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2020 are as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits*	~~W~~	98,050	~~W~~	182,432	~~W~~	706,187	~~W~~	1,415,615	~~W~~	3,829,749	~~W~~	6,232,033

*	Amount determined under the promotion compensation type defined contribution plan is excluded.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.5 years.

25.10 Expected contribution to plan assets for the next annual reporting period after December 31, 2020 is estimated to be ~~W~~ 221,271 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

26. Other Liabilities

Details of other liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Other financial liabilities
Other payables	~~W~~	14,247,067	~~W~~	9,485,597
Prepaid card and debit card payables		31,184		27,555
Accrued expenses		2,787,360		3,066,445
Financial guarantee liabilities		49,286		46,428
Deposits for letter of guarantees and others		1,103,876		862,968
Domestic exchange settlement credits		938,039		2,079,636
Foreign exchanges settlement credits		134,678		114,316
Borrowings from other business accounts		—		256
Due to trust accounts		7,542,955		5,216,460
Liabilities incurred from agency relationships		765,844		771,609
Account for agency businesses		400,507		407,475
Dividend payables		478		473
Lease liabilities		559,113		544,439
Others		51,901		5,930

	28,612,288		22,629,587

Other non-financial liabilities
Other payables		386,094		283,771
Unearned revenue		669,908		465,501
Accrued expenses		815,941		716,180
Deferred revenue on credit card points		211,815		206,188
Withholding taxes		180,092		158,992
Separate account liabilities		10,701,404		5,047,080
Others		226,481		229,960

	13,191,735		7,107,672

	~~W~~ 41,804,023		~~W~~ 29,737,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

27. Equity

27.1 Share Capital

Details of share capital as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2020		December 31, 2019
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

Changes in outstanding shares for the years ended December 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Increase	—	—
Decrease	—	(5,916,962)

Ending	389,634,335	389,634,335

27.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	December 31, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		—
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		—
The 3-1st Hybrid securities	July 14, 2020	Perpetual bond	3.17		369,099		—
The 3-2nd Hybrid securities	July 14, 2020	Perpetual bond	3.38		29,922		—
The 4-1st Hybrid securities	Oct 20, 2020	Perpetual bond	3.00		433,996		—
The 4-2nd Hybrid securities	Oct 20, 2020	Perpetual bond	3.28		64,855		—

				~~W~~	1,695,988	~~W~~	399,205

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

27.3 Capital Surplus

Details of capital surplus as of December 31, 2020 and 2019, are as follows

(In millions of Korean won)	December 31, 2020		December 31, 2019
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,002,714		4,413,835
Consideration for exchangeable rights		11,933		—

	~~W~~	16,723,589	~~W~~	17,122,777

27.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(300,324)	~~W~~	(290,228)
Exchange differences on translating foreign operations		(131,113)		31,793
Net gains on financial instruments at fair value through other comprehensive income		717,230		487,331
Share of other comprehensive income (loss) of associates and joint ventures		(3,529)		3,318
Losses on cash flow hedging instruments		(28,597)		(27,333)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(41,992)
Other comprehensive income arising from separate account		8,698		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		(11,507)		(20,326)
Net gains on overlay approach adjustment		339,202		187,077

	~~W~~	612,337	~~W~~	348,021

27.5 Retained Earnings

27.5.1 Details of retained earnings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Legal reserves*	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		20,977,987		18,244,738

	~~W~~	22,517,392	~~W~~	19,709,545

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

27.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

27.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,587,439	~~W~~	3,418,136
Non-controlling interests		37,682		1,478

	~~W~~3,625,121		~~W~~3,419,614

27.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won, except for earnings per share)	2020		2019
Provision of regulatory reserve for credit losses[1,4]	~~W~~	159,250	~~W~~	287,371
Adjusted profit after provision of regulatory reserve for credit losses[2,3]		3,273,041		3,017,944
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		8,400		7,716
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		8,293		7,659

[1]

The amount expected to be appropriated as of December 31, 2019, is the required amount of regulatory reserve for credit losses, reflecting the beginning balance of regulatory reserve for credit losses (including unappropriated reserve) retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[3]	After deducting dividends on hybrid securities.
[4]	Excludes regulatory reserve for credit losses amounting to ~~W~~ 10,053 million arising from the acquisition of Prudential Life Insurance Company of Korea Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

27.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5,000,000 treasury shares are deposited at the Korea Securities Depository for issuing exchangeable bonds.

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		5,916,962		(2,303,617)		26,173,585
Carrying amount	~~W~~	968,549	~~W~~	267,639	~~W~~	(100,000)	~~W~~	1,136,188

28. Net Interest Income

Details of interest income, expense and net interest income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	649	~~W~~	2,685
Securities measured at fair value through profit or loss		647,840		668,377
Loans measured at fair value through profit or loss		10,876		33,001
Securities measured at fair value through other comprehensive income		719,434		774,864
Loans measured at fair value through other comprehensive income		7,899		14,708
Due from financial institutions measured at amortized cost		92,155		150,635
Securities measured at amortized cost		627,201		599,519
Loans measured at amortized cost		12,177,822		12,247,493
Others		201,871		147,905

		14,485,747		14,639,187

Interest expenses
Deposits		2,916,794		3,481,121
Borrowings		572,946		596,425
Debentures		1,186,310		1,240,566
Others		87,423		124,288

		4,763,473		5,442,400

Net interest income	~~W~~	9,722,274	~~W~~	9,196,787

Interest income recognized on impaired loans is ~~W~~ 56,606 million and ~~W~~ 54,033 million for the years ended December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

29. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Fee and commission income
Banking activity fees	~~W~~	189,100	~~W~~	214,512
Lending activity fees		91,663		83,916
Credit card and debit card related fees		1,378,450		1,316,636
Agent activity fees		196,518		172,211
Trust and other fiduciary fees		331,827		388,352
Fund management related fees		154,612		153,798
Acceptances and guarantees fees		54,108		48,122
Foreign currency related fees		173,313		134,145
Securities agency fees		172,097		145,846
Other business account commission on consignment		40,461		36,813
Commissions received on securities business		793,278		445,987
Lease fees		636,301		428,195
Others		315,296		310,714

		4,527,024		3,879,247

Fee and commission expense
Trading activity related fees*		38,497		28,869
Lending activity fees		33,444		26,040
Credit card and debit card related fees		848,823		892,391
Outsourcing related fees		216,962		190,312
Foreign currency related fees		49,435		42,902
Others		380,924		343,729

		1,568,085		1,524,243

Net fee and commission income	~~W~~	2,958,939	~~W~~	2,355,004

*	Fees from financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	2,061,505	~~W~~	1,613,946
Equity securities		725,072		428,646

		2,786,577		2,042,592

Derivatives held for trading
Interest rate		2,632,246		2,685,998
Currency		8,335,594		5,251,597
Stock or stock index		2,808,284		2,612,422
Credit		28,434		41,548
Commodity		18,097		15,240
Other		231,901		212,731

		14,054,556		10,819,536

Financial liabilities at fair value through profit or loss		28,160		46,750
Other financial instruments		689		5,811

		16,869,982		12,914,689

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		1,040,285		752,999
Equity securities		444,554		315,743

		1,484,839		1,068,742

Derivatives held for trading
Interest rate		2,687,114		2,758,205
Currency		8,191,456		5,118,095
Stock or stock index		2,558,205		1,585,086
Credit		19,213		42,172
Commodity		21,797		9,437
Other		253,406		190,979

		13,731,191		9,703,974

Financial liabilities at fair value through profit or loss		153,227		94,426
Other financial instruments		116		5,704

		15,369,373		10,872,846

Net gains on financial instruments at fair value through profit or loss	~~W~~	1,500,609	~~W~~	2,041,843

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	654,045	~~W~~	555,749

		654,045		555,749

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		1,143,288		1,953,720

		1,143,288		1,953,720

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(489,243)	~~W~~	(1,397,971)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

31. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other operating income
Gains related to financial instruments at fair value through other comprehensive income
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	351	~~W~~	796
Gains on disposal of financial instruments at fair value through other comprehensive income		304,217		222,371

		304,568		223,167

Gains related to financial assets at amortized cost
Gains on sale of loans measured at amortized cost		180,038		80,746
Gains on disposal of securities measured at amortized cost		229		—

		180,267		80,746

Gains on foreign exchange transactions		3,634,987		2,183,703
Dividend income		45,125		54,768
Others		591,798		321,244

		4,756,745		2,863,628

Other operating expenses
Losses related to financial instruments at fair value through other comprehensive income
Losses on redemption of financial instruments at fair value through other comprehensive income		320		—
Losses on disposal of financial instruments at fair value through other comprehensive income		19,159		16,975

		19,479		16,975

Losses related to financial assets at amortized cost
Losses on sale of loans measured at amortized cost		16,061		19,439
Losses on disposal of securities measured at amortized cost		6,513		—

		22,574		19,439

Losses on foreign exchanges transactions		3,530,618		1,970,294
Others		2,684,004		1,920,244

		6,256,675		3,926,952

Net other operating expenses	~~W~~	(1,499,930)	~~W~~	(1,063,324)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32. General and Administrative Expenses

32.1 Details of general and administrative expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	2,789,201	~~W~~	2,557,821
Salaries and short-term employee benefits—others		871,014		848,421
Post-employment benefits—defined benefit plans		235,231		231,913
Post-employment benefits—defined contribution plans		37,328		27,924
Termination benefits		361,098		239,790
Share-based payments		49,364		49,418

		4,343,236		3,955,287

Depreciation and amortization		874,911		784,431

Other general and administrative expenses
Rental expense		116,325		109,745
Tax and dues		260,071		238,670
Communication		53,596		48,749
Electricity and utilities		32,298		29,161
Publication		13,988		15,136
Repairs and maintenance		32,448		23,947
Vehicle		14,314		11,537
Travel		12,251		21,452
Training		27,610		31,451
Service fees		238,787		227,631
Electronic data processing expenses		280,773		258,456
Advertising		236,618		228,826
Others		295,926		286,538

		1,615,005		1,531,299

	~~W~~	6,833,152	~~W~~	6,271,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32.2 Share-based Payments

32.2.1 Stock grants

The Group changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 21	Jan. 01, 2019	25,172	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,226	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	8,195	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan. 01, 2020	57,367	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70%~100%
Series 26	Mar. 18, 2020	430	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 27	Jun. 15, 2020	187	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance[3] 35% and non-market performance[5] 65%
Deferred grant	2015	7,674	Satisfied
	2016	8,705	Satisfied
	2017	17,983	Satisfied
	2018	5,960	Satisfied
	2019	24,533	Satisfied
	2020	28,134	Satisfied

		257,137

Kookmin Bank
Series 75	Jan. 01, 2019	154,996	Services fulfillment, market performance[3] 0~50% and non-market performance[4] 50~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	4,468	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Series 79	Jan. 01, 2020	241,609	Services fulfillment, market performance[3] 0~50% and non-market performance[4] 50~100%
Series 80	Mar. 01, 2020	7,711	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Deferred grant	2015	2,759	Satisfied
	2016	19,109	Satisfied
	2017	47,863	Satisfied
	2018	65,514	Satisfied
	2019	98,194	Satisfied

		684,046

Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance[4], 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,028
Stock granted in 2015	—	3,323
Stock granted in 2016	—	9,103
Stock granted in 2017	—	36,814
Stock granted in 2018	—	120,266
Stock granted in 2019	—	331,688
Stock granted in 2020	—	268,669

		772,185

		1,713,368

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2020 (Deferred grants are residual shares vested as of December 31, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Companies’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2020, are as follows:

(In number of shares)	Estimated number of vested shares*	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	37,300	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	19,662	Satisfied
Stock granted in 2017	30,003	Satisfied
Stock granted in 2018	73,989	Satisfied
Stock granted in 2019	125,530	Satisfied
Stock granted in 2020	121,676	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,191	Satisfied
Stock granted in 2016	40,970	Satisfied
Stock granted in 2017	149,329	Satisfied
Stock granted in 2018	345,546	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	290,013	Proportional to service period

	1,871,589

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

(in Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 21	0.74	38,789~45,096	38,789~45,096
Series 22	0.74	37,324~41,899	37,324~41,899
Series 23	0.74	37,324~41,899	37,324~41,899
Series 24	0.74	38,789~45,096	38,789~45,096
Series 25	0.74	37,324~45,096	37,324~45,096
Series 26	0.74	38,789~45,096	38,789~45,096
Series 27	0.74	38,789~45,096	38,789~45,096
Series 28	0.74	30,871~34,675	34,694~38,969
Deferred grant in 2015	0.74	—	35,895~45,096
Deferred grant in 2016	0.74	—	38,789~45,096
Deferred grant in 2017	0.74	—	40,299~45,096
Deferred grant in 2018	0.74	—	38,789~45,096
Deferred grant in 2019	0.74	—	40,299~47,631
Deferred grant in 2020	0.74	—	38,969~42,065
(Kookmin Bank)
Series 75	0.74	38,789~45,096	38,789~45,096
Series 76	0.74	37,324~41,899	37,324~41,899
Series 77	0.74	37,324~41,899	37,324~41,899
Series 78	0.74	36,370~40,828	37,324~41,899
Series 79	0.74	37,324~45,096	37,324~45,096
Series 80	0.74	35,895~40,299	35,895~40,299
Grant deferred in 2015	0.74	—	41,899~45,096
Grant deferred in 2016	0.74	—	38,789~45,096
Grant deferred in 2017	0.74	—	38,789~45,096
Grant deferred in 2018	0.74	—	38,789~45,096
Grant deferred in 2019	0.74	—	40,299~45,096
(Other subsidiaries)
Stock granted in 2010	0.74	—	40,299~40,299
Stock granted in 2011	0.74	—	40,299~40,299
Stock granted in 2012	0.74	—	40,299~41,899
Stock granted in 2013	0.74	—	35,692~41,899
Stock granted in 2014	0.74	—	41,899~41,899
Stock granted in 2015	0.74	—	34,581~47,631
Stock granted in 2016	0.74	—	37,324~56,293
Stock granted in 2017	0.74	—	34,581~61,294
Stock granted in 2018	0.74	33,612~44,072	35,895~47,631
Stock granted in 2019	0.74	37,324~45,096	34,581~47,631
Stock granted in 2020	0.74	35,780~45,096	35,895~45,096

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in Korean won)	Risk-free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	0.74	—	35,895~45,096
Stock granted in 2016	0.74	—	34,581~45,096
Stock granted in 2017	0.74	—	38,789~45,096
Stock granted in 2018	0.74	—	38,789~47,631
Stock granted in 2019	0.74	—	40,299~45,096
Stock granted in 2020	0.74	—	38,789~42,065
(Kookmin Bank)
Stock granted in 2015	0.74	—	38,789~47,153
Stock granted in 2016	0.74	—	37,324~61,294
Stock granted in 2017	0.74	—	38,789~47,631
Stock granted in 2018	0.74	—	38,789~47,631
Stock granted in 2019	0.74	—	40,299~45,096
Stock granted in 2020	0.74	—	38,789~41,899
(Other subsidiaries)
Stock granted in 2015	0.74	—	34,581~45,096
Stock granted in 2016	0.74	—	34,581~47,631
Stock granted in 2017	0.74	—	34,581~47,631
Stock granted in 2018	0.74	—	34,581~47,631
Stock granted in 2019	0.74	—	34,581~45,096
Stock granted in 2020	0.74	—	35,895~43,147

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

32.2.1.4 The accrued expenses for share-based payments related to stocks grants as of December 31, 2020 and 2019, are ~~W~~ 135,327 million and ~~W~~ 124,853 million, respectively, and compensation costs from stock grants amounting to ~~W~~ 48,712 million and ~~W~~ 49,418 million were recognized for the years ended December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32.2.2 Mileage stock

32.2.2.1 Details of mileage stock as of December 31, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2018
	Jan. 10, 2018	19,197	0.00~0.02	13,522
	Feb. 12, 2018	9	0.00~0.12	3
	Apr. 02, 2018	115	0.00~0.25	82
	Apr. 30, 2018	86	0.00~0.33	49
	May 08, 2018	170	0.00~0.35	140
	Jun. 01, 2018	140	0.00~0.41	106
	Jul. 02, 2018	180	0.00~0.50	123
	Aug. 07, 2018	194	0.00~0.60	149
	Aug. 09, 2018	47	0.00~0.60	31
	Aug. 14, 2018	30	0.00~0.62	26
	Aug. 16, 2018	130	0.00~0.62	93
	Sep. 07, 2018	106	0.00~0.68	77
	Oct. 04, 2018	129	0.00~0.76	78
	Nov. 01, 2018	258	0.00~0.83	200
	Nov. 06, 2018	236	0.00~0.85	168
	Dec. 03, 2018	132	0.00~0.92	127
	Dec. 04, 2018	21	0.00~0.92	21
	Dec. 07, 2018	91	0.00~0.93	78
	Dec. 12, 2018	64	0.00~0.95	32
	Dec. 18, 2018	271	0.00~0.96	237
	Dec. 19, 2018	42	0.00~0.96	34
	Dec. 31, 2018	127	0.00~1.00	106
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~1.03	21,231
	Feb. 01, 2019	12	0.00~1.08	8
	Apr. 01, 2019	167	0.00~1.25	96
	Apr. 18, 2019	105	0.00~1.29	81
	Apr. 22, 2019	33	0.00~1.30	33
	Jul. 01, 2019	109	0.00~1.50	87
	Aug. 29, 2019	39	0.00~1.66	39
	Sep. 02, 2019	50	0.00~1.67	50
	Nov. 01, 2019	119	0.00~1.83	95
	Nov. 08, 2019	14	0.00~1.85	14
	Dec. 05, 2019	56	0.00~1.93	54
	Dec. 06, 2019	84	0.00~1.93	84
	Dec. 31, 2019	87	0.00~2.00	87
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~2.05	27,672
	May 12, 2020	46	0.00~2.36	46
	Jun. 30, 2020	206	0.00~2.50	206
	Aug. 26, 2020	40	0.00~2.65	40
	Oct. 29, 2020	160	0.00~2.83	160
	Nov. 6, 2020	45	0.00~2.85	45

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
Stock granted in 2020
	Nov. 30, 2020	35	0.00~2.92	35
	Dec. 2, 2020	57	0.00~2.92	57
	Dec. 4, 2020	154	0.00~2.93	154
	Dec. 30, 2020	88	0.00~3.00	88

		78,706		65,944

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of December 31, 2020. These shares are vested immediately at grant date.

32.2.2.2 The accrued expenses for share-based payments related to mileage stock as of December 31, 2020 and 2019, are ~~W~~ 2,862 million and ~~W~~ 2,705 million, respectively. The compensation costs amounting to ~~W~~ 1,086 million and ~~W~~ 1,334 million were recognized as expenses for the years ended December 31, 2020 and 2019, respectively.

32.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of directors of Prudential Life Insurance Company of Korea Ltd. based on the results of the current performance evaluation and will defer the bonus for three years and pay it in cash reflecting the stock price of KB Financial Group at that time.

32.2.3.1 Details of long-term share-based payments as of December 31, 2020, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	16,800	3.00	Services fulfillment

32.2.3.2 long-term share-based payments are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

(in Korean won)	Risk-free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Granted in 2020	0.741	—	38,789

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

32.2.3.3 The accrued expenses for long-term share-based payments as of December 31, 2020 are ~~W~~ 652 million. The compensation costs amounting to ~~W~~ 652 million were recognized as expenses for the year ended December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

33. Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Non-operating income
Gains on disposal of property and equipment	~~W~~	111,132	~~W~~	35,747
Rental income		113,075		85,720
Gain on a bargain purchase		145,067		—
Others		96,931		87,524

		466,205		208,991

Non-operating expenses
Losses on disposal of property and equipment		11,945		8,587
Donation		113,083		102,711
Restoration costs		5,043		2,902
Management cost for written-off loans		3,018		3,382
Others		143,726		64,523

		276,815		182,105

Net non-operating income	~~W~~	189,390	~~W~~	26,886

34. Income Tax Expense

34.1 Details of income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable
Current tax expense	~~W~~	1,099,171	~~W~~	1,043,047
Adjustments of tax of prior years recognized in current tax		(13,434)		(51,130)

		1,085,737		991,917

Changes in deferred income tax assets (liabilities)*		323,032		285,820

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		3,792		21,172
Exchange differences on translating foreign operations		14,988		(5,714)
Net gains or losses on financial instruments at fair value through other comprehensive income		(88,907)		(13,168)
Shares of other comprehensive income or loss of associates and joint ventures		2,976		(3,147)
Gains or losses on cash flow hedging instruments		7,580		10,537
Gains or losses on hedging instruments of net investments in foreign operations		(24,500)		3,194
Other comprehensive income or loss arising from separate account		3,671		(1,301)
Fair value changes on financial liabilities designated at fair value due to own credit risk		(3,350)		4,294
Net gains or losses on overlay approach adjustment		(61,637)		(72,817)
Consideration for exchangeable rights		(4,526)		—

		(149,913)		(56,950)

Others		495		—

Income tax expense	~~W~~	1,259,351	~~W~~	1,220,787

*	Effect of business combination is excluded.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

34.2 Analysis of the net profit before income tax and income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020			2019
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		~~W~~	4,761,632		~~W~~	4,533,986
Tax at the applicable tax rate*	27.28		1,299,087	27.27		1,236,484
Non-taxable income	(1.55)		(73,855)	(0.52)		(23,601)
Non-deductible expense	0.35		16,541	0.42		19,086
Tax credit and tax exemption	(0.08)		(4,016)	(0.01)		(627)
Temporary difference for which no deferred tax is recognized	0.47		22,189	(0.11)		(4,860)
Changes in recognition and measurement of deferred tax	0.24		11,616	—		(100)
Income tax refund for tax of prior years	(0.46)		(22,139)	(0.20)		(9,105)
Income tax expense of overseas branch	0.23		10,739	0.11		5,004
Others	(0.02)		(811)	(0.03)		(1,494)

Average effective tax rate and tax expense	26.45	~~W~~	1,259,351	26.93	~~W~~	1,220,787

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2020 and 2019.

35. Dividends

The dividends paid to the shareholders of the Parent Company in 2020 and 2019 were ~~W~~ 861,092 million (~~W~~ 2,210 per share) and ~~W~~ 759,736 million (~~W~~ 1,920 per share), respectively. The dividend to the shareholders for the year ended December 31, 2020, amounting to ~~W~~ 689,653 million (~~W~~ 1,770 per share) is to be proposed at the annual general meeting on March 26, 2021. The Group’s consolidated financial statements as of December 31, 2020, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

36. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(13,888)	~~W~~	—	~~W~~	—	~~W~~	3,792	~~W~~	(300,324)
Exchange differences on translating foreign operations		31,793		(177,894)		—		—		14,988		(131,113)
Net gains on financial instruments at fair value through other comprehensive income		487,331		757,236		(112,020)		(326,410)		(88,907)		717,230
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(3,923)		(5,900)		—		2,976		(3,529)
Losses on cash flow hedging instruments		(27,333)		(48,034)		39,190		—		7,580		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(41,992)		88,769		—		—		(24,500)		22,277
Other comprehensive income arising from separate account		18,381		2,834		(16,188)		—		3,671		8,698
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		12,169		—		—		(3,350)		(11,507)
Net gains on overlay approach adjustment		187,077		248,688		(34,926)		—		(61,637)		339,202

	~~W~~	348,021	~~W~~	865,957	~~W~~	(129,844)	~~W~~	(326,410)	~~W~~	(145,387)	~~W~~	612,337

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(76,999)	~~W~~	—	~~W~~	—	~~W~~	21,172	~~W~~	(290,228)
Exchange differences on translating foreign operations		(5,784)		37,938		5,353		—		(5,714)		31,793
Net gains on financial instruments at fair value through other comprehensive income		450,694		106,984		(82,662)		25,483		(13,168)		487,331
Share of other comprehensive income (loss) of associates and joint ventures		(4,377)		10,842		—		—		(3,147)		3,318
Gains (losses) on cash flow hedging instruments		5,849		(65,323)		21,604		—		10,537		(27,333)
Losses on hedging instruments of net investments in foreign operations		(33,092)		(13,410)		1,316		—		3,194		(41,992)
Other comprehensive income arising from separate account		15,017		21,029		(16,364)		—		(1,301)		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(15,666)		—		—		4,294		(20,326)
Net gains (losses) on overlay approach adjustment		(7,146)		269,643		(2,603)		—		(72,817)		187,077

	~~W~~	177,806	~~W~~	275,038	~~W~~	(73,356)	~~W~~	25,483	~~W~~	(56,950)	~~W~~	348,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

37. Earnings per Share

37.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding.

37.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the years ended December 31, 2020 and 2019, are as follows:

(in number of shares)	2020		2019
	Number of Shares	Accumulated amount	Number of shares	Accumulated amount
Number of issued ordinary shares	415,807,920	152,185,698,720	415,807,920	152,564,638,665
Number of treasury shares	(26,173,585)	(9,579,532,110)	(26,173,585)	(9,801,574,522)

Average number of ordinary shares outstanding	389,634,335	142,606,166,610	389,634,335	142,763,064,143

Number of days		366		365
Weighted average number of ordinary shares outstanding		389,634,335		391,131,683

37.1.2 Basic earnings per share

Details of basic earnings per share for the years ended December 31, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020		2019
Profit attributable to shareholders of the Parent Company	~~W~~	3,455,151,501,224	~~W~~	3,311,827,412,557
Deduction: Dividends on hybrid securities		22,859,500,000		6,512,500,000

Profit attributable to the ordinary equity holders of the Parent Company (A)		3,432,292,001,224		3,305,314,912,557
Weighted average number of ordinary shares outstanding (B)		389,634,335		391,131,683
Basic earnings per share (A/B)	~~W~~	8,809	~~W~~	8,451

37.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

In addition, exchangeable bonds issued for the year ended December 31, 2020, were included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

37.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the years ended December 31, 2020 and 2019, are as follows:

(In Korean won)	2020		2019
Profit attributable to shareholders of the Parent Company	~~W~~	3,455,151,501,224	~~W~~	3,311,827,412,557
Deduction: Dividends on hybrid securities		22,859,500,000		6,512,500,000

Profit attributable to ordinary equity holders of the Parent Company		3,432,292,001,224		3,305,314,912,557
Adjustments: Interest expense on exchangeable bonds		798,012,332		—

Adjusted profit for diluted earnings per share	~~W~~	3,433,090,013,556	~~W~~	3,305,314,912,557

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share for the years ended December 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Weighted average number of ordinary shares outstanding	389,634,335	391,131,683
Adjustment:
Stock grants	3,416,737	2,890,513
Exchangeable bonds	1,707,650	—

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,758,722	394,022,196

37.2.3 Diluted earnings per share

Details of diluted earnings per share for the years ended December 31, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020		2019
Adjusted profit for diluted earnings per share	~~W~~	3,433,090,013,556	~~W~~	3,305,314,912,557
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,758,722		394,022,196

Diluted earnings per share	~~W~~	8,697	~~W~~	8,389

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38. Insurance Contracts

38.1 Insurance Assets

38.1.1 Details of deferred acquisition costs included in other assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Non-life insurance	~~W~~	965,683	~~W~~	786,626
Life insurance		205,289		134,739

	~~W~~	1,170,972	~~W~~	921,365

38.1.2 Changes in deferred acquisition costs included in other assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Increase		Amortization		Ending
Non-life insurance	~~W~~	786,626	~~W~~	872,811	~~W~~	(693,754)	~~W~~	965,683
Life insurance		134,739		144,429		(73,879)		205,289

	~~W~~	921,365	~~W~~	1,017,240	~~W~~	(767,633)	~~W~~	1,170,972

(In millions of Korean won)	2019
	Beginning		Increase		Amortization		Ending
Non-life insurance	~~W~~	547,831	~~W~~	815,712	~~W~~	(576,917)	~~W~~	786,626
Life insurance		119,293		117,808		(102,362)		134,739

	~~W~~	667,124	~~W~~	933,520	~~W~~	(679,279)	~~W~~	921,365

38.1.3 Details of reinsurance assets included in other assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020		December 31, 2019
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	732,579	~~W~~	361,065
	Automobile insurance		14,916		16,555
	Long-term insurance		156,234		130,758
	Unearned premium reserve
	General insurance		285,634		208,820
	Automobile insurance		10,870		19,952

			1,200,233		737,150

Life insurance	Reserve for outstanding claims		2,081		1,639
	Unearned premium reserve		951		408

			3,032		2,047

Others	Reserve for outstanding claims		2,427		2,563
	Unearned premium reserve		895		844

			3,322		3,407

Total reinsurance assets			1,206,587		742,604
Allowances for impairment			879		1,953

Total reinsurance assets, net		~~W~~	1,205,708	~~W~~	740,651

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.1.4 Changes in reinsurance assets included in other assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020
		Beginning		Net increase (decrease)		Business combination		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	361,065	~~W~~	371,514	~~W~~	—	~~W~~	732,579
	Automobile insurance		16,555		(1,639)		—		14,916
	Long-term insurance		130,758		25,476		—		156,234
	Unearned premium reserve
	General insurance		208,820		76,814		—		285,634
	Automobile insurance		19,952		(9,082)		—		10,870

			737,150		463,083		—		1,200,233

Life insurance	Reserve for outstanding claims		1,639		(564)		1,006		2,081
	Unearned premium reserve		408		(27)		570		951

			2,047		(591)		1,576		3,032

Others	Reserve for outstanding claims		2,563		(136)		—		2,427
	Unearned premium reserve		844		51		—		895

			3,407		(85)		—		3,322

Total reinsurance assets			742,604		462,407		1,576		1,206,587
Allowances for impairment			1,953		(1,074)		—		879

Total reinsurance assets, net		~~W~~	740,651	~~W~~	463,481	~~W~~	1,576	~~W~~	1,205,708

(In millions of Korean won)		2019
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	360,997	~~W~~	68	~~W~~	361,065
	Automobile insurance		18,057		(1,502)		16,555
	Long-term insurance		109,751		21,007		130,758
	Unearned premium reserve
	General insurance		171,240		37,580		208,820
	Automobile insurance		30,864		(10,912)		19,952

			690,909		46,241		737,150

Life insurance	Reserve for outstanding claims		1,912		(273)		1,639
	Unearned premium reserve		448		(40)		408

			2,360		(313)		2,047

Others	Reserve for outstanding claims		3,417		(854)		2,563
	Unearned premium reserve		983		(139)		844

			4,400		(993)		3,407

Total reinsurance assets			697,669		44,935		742,604
Allowance for impairment			1,916		37		1,953

Total reinsurance assets, net		~~W~~	695,753	~~W~~	44,898	~~W~~	740,651

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.2 Insurance Liabilities

38.2.1 Details of insurance liabilities by insurance types as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
Premium reserve*	~~W~~	24,990,530	~~W~~	23,264,955	~~W~~	—	~~W~~	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	~~W~~	29,935,945	~~W~~	24,476,029	~~W~~	3,322	~~W~~	54,415,296

*	Negative VOBA amounting to ~~W~~ 2,698,010 million is included.

(In millions of Korean won)	December 31, 2019
	Non-life insurance		Life insurance		Others		Total
Premium reserve	~~W~~	23,799,607	~~W~~	6,991,247	~~W~~	—	~~W~~	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for dividend to policyholders		117,094		29,745		—		146,839
Reserve for distribution of earnings to policyholders		46,901		4,202		—		51,103
Reserve for loss compensation on participating insurance		20,090		5,784		—		25,874
Reserve for outstanding claims		—		22,229		—		22,229

	~~W~~	27,803,775	~~W~~	7,159,500	~~W~~	3,408	~~W~~	34,966,683

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.2.2 Changes in insurance liabilities for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020
		Beginning		Net increase (decrease)[1]		Business combination		Ending
Non-life insurance	General insurance	~~W~~	1,064,913	~~W~~	503,828	~~W~~	—	~~W~~	1,568,741
	Automobile insurance		1,623,846		274,026		—		1,897,872
	Long-term insurance		25,006,078		1,356,401		—		26,362,479
	Long-term investment contract		108,938		(2,085)		—		106,853
Life insurance	Pure endowment insurance		5,236,128		318,109		2,016,112		7,570,349
	Death insurance		642,963		404,456		14,658,632		15,706,051
	Endowment insurance		1,270,855		(156,688)		74,132		1,188,299
	Group insurance		524		(1,021)		—		(497)
	Others[2]		9,031		(1,217)		4,013		11,827
Others			3,407		(85)		—		3,322

		~~W~~	34,966,683	~~W~~	2,695,724	~~W~~	16,752,889	~~W~~	54,415,296

(In millions of Korean won)		2019
		Beginning		Net increase (decrease)[1]		Ending
Non-life insurance	General insurance	~~W~~	1,054,823	~~W~~	10,090	~~W~~	1,064,913
	Automobile insurance		1,492,294		131,552		1,623,846
	Long-term insurance		23,386,279		1,619,799		25,006,078
	Long-term investment contract		110,256		(1,318)		108,938
Life insurance	Pure endowment insurance		5,233,491		2,637		5,236,128
	Death insurance		500,571		142,392		642,963
	Endowment insurance		1,621,460		(350,605)		1,270,855
	Group insurance		735		(211)		524
	Others[2]		8,640		391		9,031
Others			4,400		(993)		3,407

		~~W~~	33,412,949	~~W~~	1,553,734	~~W~~	34,966,683

[1]	Includes exchange differences effect and decrease in liabilities related to investment contract.
[2]	Includes reserve for distribution of earnings to policyholders and Reserve for loss compensation on participating insurance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.3 Liability Adequacy Test

According to the revision of the Regulations on Supervision of Insurance Business, the criteria for the insurance liability adequacy test were changed, and the Group accounted for the change as a change in accounting policy because it provided reliable and more relevant information about current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been restated.

38.3.1 KB Insurance Co., Ltd.

Assumptions and basis for the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2020 and 2019, are as follows:

	Assumptions (%)
	December 31, 2020	December 31, 2019	Calculation basis
Long-term insurance
Discount rate	0.83 ~ 15.42	1.53 ~ 8.34	Calculated by applying interest rate scenario which is risk-free rate scenario adjusted by liquidity premium. This is presented by the Financial Supervisory Service
Expense ratio	6.46	6.60	Calculated using future expense plan based on the most recent one-year experience statistics
Lapse ratio	1.48 ~ 35.44	1.51 ~ 34.13	Calculated based on the recent five-year experience statistics
Risk ratio	11.9 ~ 1,055.2	13.1 ~ 1,037.3	Calculated by ratio of insurance claim payments to risk premiums based on the recent seven-year experience statistics
General insurance
Expense ratio	10.74	11.38	Ratio of maintenance costs incurred to earned premiums by the types of contracts for the most recent one year
Claim survey cost ratio	4.70	4.54	Ratio of claim survey cost to insurance claim payments by the type of contracts for the most recent three years
Loss ratio	70.74	64.95	Ratio of final loss incurred to earned premiums by the type of contracts for the most recent five years
Automobile insurance
Expense ratio	9.00	9.94	Ratio of maintenance costs incurred to earned premiums by the types of collaterals for the most recent one year
Claim survey cost ratio	8.40	8.84	Ratio of claim survey cost to insurance claim payments by the type of collaterals for the most recent three years
Loss ratio	78.20	78.44	Ratio of final loss incurred to earned premiums by the type of collaterals for the most recent five years

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.3.1 KB Insurance Co., Ltd. (cont’d)

Results of the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Recognized liabilities*		Estimated adequate liabilities		Shortfall (surplus)
General insurance	~~W~~	461,227	~~W~~	384,780	~~W~~	(76,447)
Automobile insurance		1,363,104		1,279,587		(83,517)
Long-term insurance		20,892,077		11,982,350		(8,909,727)

	~~W~~	22,716,408	~~W~~	13,646,717	~~W~~	(9,069,691)

(In millions of Korean won)	December 31, 2019
	Recognized liabilities*		Estimated adequate liabilities		Shortfall (surplus)
General insurance	~~W~~	365,234	~~W~~	296,801	~~W~~	(68,433)
Automobile insurance		1,123,450		1,071,076		(52,374)
Long-term insurance		19,775,907		10,685,319		(9,090,588)

	~~W~~	21,264,591	~~W~~	12,053,196	~~W~~	(9,211,395)

*

Long-term insurance is for premium reserves and unearned premium reserves; the premium reserve is the amount of subtracting deferred acquisition costs and insurance contract loans from the net insurance premium reserve in accordance with Article 6-3 of the Insurance Supervisory Regulation.

As a result of liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.3.2 KB Life Insurance Co., Ltd.

Assumptions and basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. as of December 31, 2020 and 2019, are as follows:

Assumptions (%)
	December 31, 2020	December 31, 2019	Calculation basis
Lapse ratio	0 ~ 65.50	0 ~ 65.39	Ratio of cancelled premiums to premiums by product group, method of payment, channel, and elapsed period, based on the most recent five-year experience statistics
Loss ratio	24 ~ 156	11 ~ 132	Ratio of number of accidents to the number of holding insurances, by collateral, gender and elapsed period, based on the most recent seven-year experience statistics
Discount rate	0.98 ~ 15.33	1.04 ~ 5.79	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread

Indirect costs included in administration expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Detailed Regulations on Supervision of Insurance Business. Direct costs included in administration expenses were calculated based on estimates of future expense according to the Group’s internal regulations.

The insurance liability adequacy test of KB Life Insurance Co., Ltd. is performed by contract types such as interest rate types and dividend types. Results of life insurance liability adequacy test as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,447	~~W~~	56,125	~~W~~	25,678
	Non-participating		395,766		12,952		(382,814)
Variable interest type	Participating		970,376		991,663		21,287
	Non-participating		5,508,172		5,141,265		(366,907)
Variable type			(26,685)		(124,623)		(97,938)

Total		~~W~~	6,878,076	~~W~~	6,077,382	~~W~~	(800,694)

(In millions of Korean won)		December 31, 2019
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,514	~~W~~	56,460	~~W~~	25,946
	Non-participating		180,058		45,166		(134,892)
Variable interest type	Participating		1,037,148		1,080,830		43,682
	Non-participating		5,335,572		5,069,047		(266,525)
Variable type			(23,514)		(133,781)		(110,267)

Total		~~W~~	6,559,778	~~W~~	6,117,722	~~W~~	(442,056)

As a result of liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.3.3 Prudential Life Insurance Company of Korea Ltd.

Assumptions and basis for the insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. as of December 31, 2020, are as follows:

	Assumptions (%)	Calculation basis
Lapse ratio	2 ~ 28	Ratio of cancelled premiums to premiums by product group and elapsed period, based on the most recent five-year experience statistics
Loss ratio	21 ~ 312	Calculated by ratio of insurance claim payments to risk premiums based on the recent five-year experience statistics
Discount rate	0.85 ~ 16.27	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread

The insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. is performed by contract types such as interest rate types and dividend types. Results of life insurance liability adequacy test as of December 31, 2020, are as follows:

(In millions of Korean won)		December 31, 2020
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	75,390	~~W~~	83,404	~~W~~	8,014
	Non-participating		11,037,531		10,534,663		(502,868)
Variable interest type	Participating		—		—		—
	Non-participating		721,570		547,754		(173,816)
Variable type			369,991		(1,220,080)		(1,590,071)

Total		~~W~~	12,204,482	~~W~~	9,945,741	~~W~~	(2,258,741)

As a result of liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.4 Net Insurance Income

Details of insurance income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020		2019
Insurance Income
	Premium income	~~W~~	12,872,727	~~W~~	11,173,367
	Reinsurance income		823,500		850,871
	Reversal of policy reserves		85		993
	Separate account income		216,485		216,429
	Income from change in reinsurance assets		467,729		42,432
	Other insurance income		6,114		33,090

			14,386,640		12,317,182

Insurance Expenses
	Insurance claims paid		5,264,829		5,046,772
	Dividend expenses		11,661		9,902
	Refunds of surrender value		3,286,150		2,870,543
	Reinsurance expenses		1,127,304		1,018,007
	Provision for policy reserves		2,709,903		1,547,264
	Separate account expenses		113,703		139,810
	Administration expenses		563,085		453,016
	Amortization of deferred acquisition costs		767,633		679,279
	Expenses from change in reinsurance assets		163		314
	Claim survey expenses paid		58,873		52,123
	Other insurance expenses		183,343		200,640

			14,086,647		12,017,670

Net insurance income		~~W~~	299,993	~~W~~	299,512

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5 Risk Management of KB Insurance Co., Ltd.

38.5.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance administration expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making the Group unable to cover the actual claims payment in the future.

38.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and outlines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and various subsequent measures such as the adjustments in the interest rate and sales conditions, termination of selling specific product and others are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business-related risk.

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group aims at policy holders’ safety and its stable profit achievement. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

38.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior one year that is calculated by adding and subtracting direct insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2020 and 2019, as follows:

	December 31, 2020
(In millions of Korean won)	Direct insurance		Reinsurance assumed		Reinsurance ceded		Total
General	~~W~~	1,088,791	~~W~~	79,429	~~W~~	(663,750)	~~W~~	504,470
Automobile		2,491,412		—		(21,433)		2,469,979
Long-term		2,803,532		—		(415,439)		2,388,093

	~~W~~	6,383,735	~~W~~	79,429	~~W~~	(1,100,622)	~~W~~	5,362,542

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.3 Exposure to insurance price risk (cont’d)

	December 31, 2019
(In millions of Korean won)	Direct insurance		Reinsurance assumed		Reinsurance ceded		Total
General	~~W~~	999,348	~~W~~	101,613	~~W~~	(579,922)	~~W~~	521,039
Automobile		2,101,780		—		(40,067)		2,061,713
Long-term		2,550,236		—		(367,904)		2,182,332

	~~W~~	5,651,364	~~W~~	101,613	~~W~~	(987,893)	~~W~~	4,765,084

38.5.4 Concentration of insurance risk

The Group is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. The Group’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover severe level of risk, although there is rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and the Group controls the risk through joint acquisition.

38.5.5 Claims development tables

The Group uses claim development of payments and the estimated ultimate claims for the years where the accident has occurred, in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Claims development tables as of December 31, 2020 and 2019, are as follows:

<2020>

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	~~W~~	145,618	~~W~~	167,818	~~W~~	171,206	~~W~~	178,265	~~W~~	180,160
2017.1.1 ~ 2017.12.31		168,409		200,699		204,368		206,201		—
2018.1.1 ~ 2018.12.31		200,968		241,474		246,871		—		—
2019.1.1 ~ 2019.12.31		219,881		263,849		—		—		—
2020.1.1 ~ 2020.12.31		232,622		—		—		—		—

		967,498		873,840		622,445		384,466		180,160

Gross cumulative claim payments (B)
2016.1.1 ~ 2016.12.31		108,098		151,282		162,059		170,353		175,063
2017.1.1 ~ 2017.12.31		132,430		184,333		193,780		199,225		—
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		—		—
2019.1.1 ~ 2019.12.31		185,645		246,397		—		—		—
2020.1.1 ~ 2020.12.31		167,129		—		—		—		—

		747,072		799,967		591,739		369,578		175,063

Difference (A-B)	~~W~~	220,426	~~W~~	73,873	~~W~~	30,706	~~W~~	14,888	~~W~~	5,097

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.5 Claims development tables (cont’d)

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	1,174,611	~~W~~	1,193,833	~~W~~	1,205,524	~~W~~	1,212,025	~~W~~	1,212,162	~~W~~	1,214,524	~~W~~	1,217,006
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		1,271,001		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		—		—		—		—		—		—

		9,706,572		8,162,238		6,589,686		5,137,820		3,779,268		2,485,525		1,217,006

Gross cumulative claim payments(B)
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		1,210,632
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		1,261,995		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		—		—		—		—		—		—

		8,058,642		7,889,761		6,466,455		5,074,686		3,747,521		2,470,416		1,210,632

Difference (A-B)	~~W~~	1,647,930	~~W~~	272,477	~~W~~	123,231	~~W~~	63,134	~~W~~	31,747	~~W~~	15,109	~~W~~	6,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.5 Claims development tables (cont’d)

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 Year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	789,088	~~W~~	1,083,049	~~W~~	1,114,820	~~W~~	1,119,206	~~W~~	1,122,191	~~W~~	1,123,240	~~W~~	1,124,628
2015.1.1 ~ 2015.12.31		885,476		1,219,394		1,256,051		1,266,881		1,270,967		1,273,615		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		1,506,889		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		—		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		—		—		—		—		—		—

		8,741,035		9,465,795		7,469,136		5,576,258		3,900,047		2,396,855		1,124,628

Gross cumulative claim payments(B)
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		1,123,868
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		—		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		—		—		—		—		—		—

		8,373,482		9,375,248		7,426,879		5,557,422		3,892,929		2,395,026		1,123,867

Difference (A-B)	~~W~~	367,553	~~W~~	90,547	~~W~~	42,257	~~W~~	18,836	~~W~~	7,118	~~W~~	1,829	~~W~~	760

<2019>

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	~~W~~	125,162	~~W~~	144,566	~~W~~	147,031	~~W~~	147,616	~~W~~	148,995
2016.1.1 ~ 2016.12.31		145,618		167,818		171,205		178,265		—
2017.1.1 ~ 2017.12.31		168,409		200,704		204,538		—		—
2018.1.1 ~ 2018.12.31		200,280		237,111		—		—		—
2019.1.1 ~ 2019.12.31		220,474		—		—		—		—

		859,943		750,199		522,774		325,881		148,995

Gross cumulative claim payments (B)
2015.1.1 ~ 2015.12.31		93,443		129,764		137,157		141,218		143,985
2016.1.1 ~ 2016.12.31		108,098		151,283		162,059		170,353		—
2017.1.1 ~ 2017.12.31		132,430		184,333		193,811		—		—
2018.1.1 ~ 2018.12.31		153,770		216,705		—		—		—
2019.1.1 ~ 2019.12.31		185,832		—		—		—		—

		673,573		682,086		493,027		311,571		143,985

Difference (A-B)	~~W~~	186,369	~~W~~	68,112	~~W~~	29,747	~~W~~	14,310	~~W~~	5,010

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.5 Claims development tables (cont’d)

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	1,131,945	~~W~~	1,156,535	~~W~~	1,170,968	~~W~~	1,179,458	~~W~~	1,179,323	~~W~~	1,179,514	~~W~~	1,180,458
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		1,214,524		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		—		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		—		—		—		—		—		—

		9,214,176		7,698,163		6,279,145		4,949,262		3,658,627		2,394,038		1,180,458

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		1,178,158
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		—		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		—		—		—		—		—		—

		7,644,412		7,433,630		6,155,033		4,886,136		3,627,384		2,384,102		1,178,158

Difference (A-B)	~~W~~	1,569,764	~~W~~	264,533	~~W~~	124,112	~~W~~	63,126	~~W~~	31,243	~~W~~	9,936	~~W~~	2,300

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	709,602	~~W~~	965,587	~~W~~	997,607	~~W~~	1,003,646	~~W~~	1,006,025	~~W~~	1,007,041	~~W~~	1,008,589
2014.1.1 ~ 2014.12.31		789,087		1,083,048		1,114,821		1,119,206		1,122,192		1,123,240		—
2015.1.1 ~ 2015.12.31		885,476		1,219,393		1,256,051		1,266,881		1,270,967		—		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		—		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		—		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		—		—		—		—		—		—

		7,632,320		8,201,550		6,525,247		4,890,136		3,399,184		2,130,281		1,008,589

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		671,500		953,494		989,957		999,944		1,003,715		1,005,796		1,007,865
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		—
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		—		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		—		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		—		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		—		—		—		—		—		—

		7,295,335		8,117,025		6,483,293		4,873,369		3,392,803		2,128,174		1,007,865

Difference (A-B)	~~W~~	336,985	~~W~~	84,525	~~W~~	41,954	~~W~~	16,767	~~W~~	6,381	~~W~~	2,107	~~W~~	724

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on discount rate, loss ratio and insurance administration expenses ratio which are considered to have significant influence on future cash flow, timing and uncertainty. According to result of sensitivity analysis there is no material influence on the equity and net profit before tax.

(In millions of Korean won)	December 31, 2020
			Effect on
	Assumption change		LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	568,734	~~W~~	—	~~W~~	—	~~W~~	—
	-10%			(633,788)		—		—		—
Loss ratio	+10%			5,012,443		—		—		—
	-10%			(5,012,443)		—		—		—
Insurance administration expenses	+10%			345,752		—		—		—
	-10%			(345,752)		—		—		—
Discount rate	+0.5	%p		(1,499,565)		—		—		—
	-0.5	%p		1,726,707		—		—		—

(In millions of Korean won)	December 31, 2019
	Assumption Change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	495,287	~~W~~	—	~~W~~	—	~~W~~	—
	-10%			(553,013)		—		—		—
Loss ratio	+10%			4,576,415		—		—		—
	-10%			(4,576,415)		—		—		—
Insurance administration expenses	+10%			342,587		—		—		—
	-10%			(342,587)		—		—		—
Discount rate	+0.5	%p		(1,521,385)		—		—		—
	-0.5	%p		1,800,472		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.7 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. The Group manages payment of refunds payable at maturity by analysing maturity of insurance.

Premium reserve’s maturity structure as of December 31, 2020 and 2019, as follows:

	December 31, 2020*
(In millions of Korean won)	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
Long-term insurance non-participating
Fixed interest type	~~W~~	70,782	~~W~~	191,570	~~W~~	78,092	~~W~~	51,216	~~W~~	175,387	~~W~~	567,047
Variable interest type		663,210		2,304,298		1,937,621		845,404		14,716,753		20,467,286

		733,992		2,495,868		2,015,713		896,620		14,892,140		21,034,333

Annuity
Fixed interest type		5		717		2,203		3,817		738		7,480
Variable interest type		242		83,568		390,516		1,301,383		2,195,244		3,970,953

		247		84,285		392,719		1,305,200		2,195,982		3,978,433

Asset-linked
Variable interest type		—		—		—		—		—		—
Total
Fixed interest type		70,787		192,287		80,295		55,033		176,125		574,527
Variable interest type		663,452		2,387,866		2,328,137		2,146,787		16,911,997		24,438,239

	~~W~~	734,239	~~W~~	2,580,153	~~W~~	2,408,432	~~W~~	2,201,820	~~W~~	17,088,122	~~W~~	25,012,766

	December 31, 2019*
(In millions of Korean won)	Up to 1 year		1~5 years		5~10 Years		10~20 years		Over 20 years		Total
Long-term insurance non-participating
Fixed interest type	~~W~~	57,532	~~W~~	258,436	~~W~~	84,349	~~W~~	43,141	~~W~~	125,622	~~W~~	569,080
Variable interest type		527,467		2,578,004		2,085,054		777,340		13,336,668		19,304,533

		584,999		2,836,440		2,169,403		820,481		13,462,290		19,873,613

Annuity
Fixed interest type		10		543		2,244		3,714		1,075		7,586
Variable interest type		273		70,180		367,710		1,245,176		2,227,054		3,910,393

		283		70,723		369,954		1,248,890		2,228,129		3,917,979

Asset-linked
Variable interest type		27,389		—		—		—		—		27,389
Total
Fixed interest type		57,542		258,979		86,593		46,855		126,697		576,666
Variable interest type		555,129		2,648,184		2,452,764		2,022,516		15,563,722		23,242,315

	~~W~~	612,671	~~W~~	2,907,163	~~W~~	2,539,357	~~W~~	2,069,371	~~W~~	15,690,419	~~W~~	23,818,981

*	Includes long-term investment contract amounting to ~~W~~ 106,853 million and ~~W~~ 108,938 million, as of December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.8 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, only the insurers rated above BBB- of S&P rating are accepted for the insurance contracts.

As of December 31, 2020, there are 168 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	48.02%	AA
MUNICH RE	3.94%	AAA
ALLIANZGLOBAL	3.85%	AAA

Exposures to credit risk related to reinsurance as of December 31, 2020 and 2019 as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Reinsurance assets [1]	~~W~~	1,199,354	~~W~~	735,196
Receivables from reinsurers [2]		252,064		328,177

	~~W~~	1,451,418	~~W~~	1,063,373

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts after allowance for credit losses

38.5.9 Interest rate risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize unexpected loss. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves less costs of termination deductions plus unearned premium reserve. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2020 and 2019, are as follows:

38.5.9.1 Exposure to interest rate risk

(In millions of Korean won)	December 31, 2020
Interest bearing liabilities
Fixed interest rate type	~~W~~	501,147
Variable interest rate type		23,213,667

	~~W~~	23,714,814

Interest bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	~~W~~	160,249
Financial assets at fair value through profit or loss		3,823,603
Financial assets at fair value through other comprehensive income		3,983,567
Securities measured at amortized cost		8,700,196
Loans measured at amortized cost		6,271,484

	~~W~~	22,939,099

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.5.9.1 Exposure to interest rate risk (cont’d)

(In millions of Korean won)	December 31, 2019
Interest bearing liabilities
Fixed interest rate type	~~W~~	534,236
Variable interest rate type		21,911,393

	~~W~~	22,445,629

Interest bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	~~W~~	108,559
Financial assets at fair value through profit or loss		4,560,512
Financial assets at fair value through other comprehensive income		2,984,738
Securities measured at amortized cost		8,163,485
Loans measured at amortized cost		6,924,597

	~~W~~	22,741,891

38.5.9.2 Measurement and recognition method

Duration is used to measure interest rate risk within risk-based solvency test. ALM system is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

38.5.9.3 Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall when interest rates fall, value and duration of assets and liabilities increase. Where duration of assets is shorter than that of liabilities with the interest rates fall, the interest rate risk is increased since the incremental portion of liabilities exceeds that of assets.

38.5.9.4 Negative spread risk control

In order to manage the negative margins risk between interest expenses on liabilities and investment incomes on assets, the Group sets the disclosure rate every month considering the market interest rate and the investment yield.

38.6 Risk Management of KB Life Insurance Co., Ltd.

38.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid. Therefore, loss is recognized if actual claims are more than policy reserves.

KB Life Insurance Co., Ltd. measures only insurance price risk under RBC requirement because life insurance claim pay-out is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.6.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

(a)

In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

(b)	The reinsurance department analyses the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

38.6.3 Characteristic and exposure of insurance price risk

The exposure of insurance price risk is measured by the risk premium for all insurance contracts held for one year prior to the calculation date. The premium for risk retention is calculated by adding direct insurance premium and reinsurance assumed premium, and deducting reinsurance ceded premium (which is paid to reinsurance companies). If the holding risk premium is less than zero, the exposure of the insurance price is measured as zero.

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

Maximum exposures to insurance price risk as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	13,509	~~W~~	10,409
Disability		672		349
Hospitalization		1,213		787
Operation and diagnosis		4,809		1,783
Actual medical expense		1,095		23
Others		1,045		474

	~~W~~	22,343	~~W~~	13,825

(In millions of Korean won)	December 31, 2019
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	12,882	~~W~~	9,033
Disability		754		424
Hospitalization		1,260		642
Operation and diagnosis		4,419		2,211
Actual medical expense		1,053		396
Others		1,066		411

	~~W~~	21,434	~~W~~	13,117

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.6.3 Characteristic and exposure of insurance price risk (cont’d)

Average ratios of claims paid per risk premium received based on exposure before mitigation for the past three years as of December 31, 2020 and 2019, were 65.1% and 65.7%, respectively.

Exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)
	December 31, 2020				December 31, 2019
	Policyholders’ reserve*		Guarantee reserve		Policyholders’ reserve*		Guarantee reserve
Variable annuity	~~W~~	490,551	~~W~~	2,782	~~W~~	429,970	~~W~~	2,565
Variable universal		90,337		2,515		91,988		3,095
Variable saving		720,197		504		734,661		516

	~~W~~	1,301,085	~~W~~	5,801	~~W~~	1,256,619	~~W~~	6,176

*	Excludes the amount of the lapsed reserve.

38.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For variable interest type insurance, disclosed interest rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and investment yield according to Article 6-12 of the Regulations on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate as required by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.6.5 Maturity structure of premium reserve as of December 31, 2020 and 2019, as follows:

(In millions of Korean won)	December 31, 2020
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	739,485	~~W~~	350,639	~~W~~	605,931	~~W~~	412,563	~~W~~	451,074	~~W~~	4,770,046	~~W~~	7,329,738

(In millions of Korean won)	December 31, 2019
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	984,945	~~W~~	280,733	~~W~~	665,241	~~W~~	525,699	~~W~~	345,664	~~W~~	4,188,965	~~W~~	6,991,247

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.6.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on surrender rate, rate of claim, expense rate, discount rate and others which are considered to have significant influence on future cash flow, timing and uncertainty.

(In millions of Korean won)	December 31, 2020
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	68,714	~~W~~	—	~~W~~	—	~~W~~	—
	-10%			(76,265)		—		—		—
Loss ratio	+10%			30,594		—		—		—
	-10%			(31,600)		—		—		—
Expense ratio	+10%			33,020		—		—		—
	-10%			(33,020)		—		—		—
Discount rate	+0.5	%p		(424,309)		—		—		—
	-0.5	%p		477,556		—		—		—

(In millions of Korean won)	December 31, 2019
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	47,615	~~W~~	—	~~W~~	—	~~W~~	—
	-10%			(52,877)		—		—		—
Loss ratio	+10%			22,675		—		—		—
	-10%			(23,308)		—		—		—
Expense ratio	+10%			32,068		—		—		—
	-10%			(32,068)		—		—		—
Discount rate	+0.5	%p		(388,848)		—		—		—
	-0.5	%p		441,585		—		—		—

38.7 Risk Management of Prudential Life Insurance Company of Korea Ltd.

38.7.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid. Therefore, loss is recognized if actual claims are more than policy reserves.

Life insurance company manages insurance price risk through insurance liability adequacy test because life insurance claim pay-out is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.7.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

(a)

In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

(b)	The reinsurance department analyses the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

38.7.3 Characteristic and exposure of insurance price risk

The exposure of insurance price risk is measured by the risk premium for all insurance contracts held for one year prior to the calculation date. The premium for risk retention is calculated by adding direct insurance premium and reinsurance assumed premium, and deducting reinsurance ceded premium (which is paid to reinsurance companies). If the holding risk premium is less than zero, the exposure of the insurance price is measured as zero.

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

Maximum exposures to insurance price risk as of December 31, 2020, are as follows:

(In millions of Korean won)	December 31, 2020
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	244,975	~~W~~	240,121
Disability		10,485		9,964
Hospitalization		33,321		33,321
Operation and diagnosis		77,820		76,530

	~~W~~	366,601	~~W~~	359,936

Average ratios of claims paid per risk premium received based on exposure before mitigation for the past three years as of December 31, 2020, were 51.97%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.7.3 Characteristic and exposure of insurance price risk (cont’d)

Exposures of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2020, are as follows:

(In millions of Korean won)	December 31, 2020
	Policyholders’ reserve*		Guarantee reserve
Variable whole life	~~W~~	241,955	~~W~~	112,620
Variable annuity		2,487,715		30,306
Variable universal (protection)		1,544,241		718,783
Variable universal (savings)		446,686		448

	~~W~~	4,720,597	~~W~~	862,157

*	Excludes the amount of the lapsed reserve.

38.7.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For variable interest type insurance, disclosed interest rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and investment yield according to Article 6-12 of the Regulations on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate as required by Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.7.5 Maturity structure of premium reserve as of December 31, 2020, are as follows:

	December 31, 2020
(In millions of Korean won)	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
Premium reserve	~~W~~	48,807	~~W~~	37,502	~~W~~	139,973	~~W~~	215,470	~~W~~	418,684	~~W~~	12,376,772	~~W~~	13,237,208

38.7.6 Sensitivity analysis of insurance risk

(In millions of Korean won)	December 31, 2020
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
Lapse ratio	+10%		~~W~~	167,536	~~W~~	—	~~W~~	—	~~W~~	—
	-10%			(182,654)		—		—		—
Loss ratio	+10%			644,798		—		—		—
	-10%			(665,990)		—		—		—
Expense ratio	+10%			135,587		—		—		—
	-10%			(135,587)		—		—		—
Discount rate	+0.5	%p		(1,245,727)		—		—		—
	-0.5	%p		1,426,726		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

38.8 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

38.8.1 Details of financial assets with the overlay approach applied as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	70,312	~~W~~	166,891
Debt securities		7,363,457		7,955,286
Equity securities		305,337		52,250

	~~W~~	7,739,106	~~W~~	8,174,427

38.8.2 Changes in net gains (losses) on overlay adjustment for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	187,077	~~W~~	(7,146)
Recognition of other comprehensive income due to acquisition and valuation		177,500		196,110
Reclassification to profit or loss due to disposal		(25,375)		(1,887)

Ending	~~W~~	339,202	~~W~~	187,077

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

39. Statement of Cash Flows

39.1 Details of cash and cash equivalents as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Cash	~~W~~	2,560,970	~~W~~	2,311,418
Checks with other banks		327,781		383,500
Due from the Bank of Korea		12,340,532		8,607,911
Due from other financial institutions		10,379,559		9,535,049

		25,608,842		20,837,878

Due from financial institutions measured at fair value through profit or loss		100,094		216,367

		25,708,936		21,054,245

Restricted due from financial institutions		(15,303,363)		(13,372,966)
Due from financial institutions with original maturities over three months		(1,720,481)		(1,557,554)

		(17,023,844)		(14,930,520)

	~~W~~	8,685,092	~~W~~	6,123,725

39.2 Significant non-cash transactions for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Decrease in loans due to write-offs	~~W~~	1,283,071	~~W~~	1,188,584
Changes in financial investments due to debt-for-equity swap		13,820		104,815
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		496,159		35,490
Changes in accumulated other comprehensive income from valuation of investments in associates		(6,978)		7,695

39.3 Cash inflows and outflows from income tax, interests and dividends for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Income tax paid	Operating	~~W~~	1,119,252	~~W~~	1,223,084
Interest received	Operating		14,986,532		14,936,705
Interest paid	Operating		5,266,158		5,365,595
Dividends received	Operating		187,699		185,846
Dividends paid	Financing		883,952		766,249

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	2020
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	~~W~~	187,101	~~W~~	(16,202)	~~W~~	—	~~W~~	(102,347)	~~W~~	10,553	~~W~~	1,166	~~W~~	(137,467)	~~W~~	(57,196)
Borrowings		88,754,443		22,627,875		—		(217,461)		(591,619)		2,131,517		(116,912)		112,587,843
Due to trust accounts		5,216,460		2,326,495		—		—		—		—		—		7,542,955
Changes in non-controlling interests		585,407		(25,658)		—		250,904		—		—		47,130		857,783
Others		868,556		(63,065)		236,860		11		—		—		(23,287)		1,019,075

	~~W~~	95,611,967	~~W~~	24,849,445	~~W~~	236,860	~~W~~	(68,893)	~~W~~	(581,066)	~~W~~	2,132,683	~~W~~	(230,536)	~~W~~	121,950,460

(In millions of Korean won)

	2019
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	~~W~~	8,049	~~W~~	(28,631)	~~W~~	—	~~W~~	—	~~W~~	139,771	~~W~~	—	~~W~~	67,912	~~W~~	187,101
Borrowings		86,283,531		2,537,391		—		397,571		67,297		(602,388)		71,041		88,754,443
Due to trust accounts		5,285,108		(68,648)		—		—		—		—		—		5,216,460
Changes in non-controlling interests		9,110		574,580		—		345		—		—		1,372		585,407
Others		167,128		(95,723)		766,259		35,591		—		—		(4,699)		868,556

	~~W~~	91,752,926	~~W~~	2,918,969	~~W~~	766,259	~~W~~	433,507	~~W~~	207,068	~~W~~	(602,388)	~~W~~	135,626	~~W~~	95,611,967

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets.

39.5 The net cash inflow associated with the changes in the subsidiaries for the years ended December 31, 2020 and 2019 was ~~W~~ 1,951,245 million of cash outflow and ~~W~~ 91,592 million of cash inflow, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40. Contingent Liabilities and Commitments

40.1 Details of acceptances and guarantees as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	144,457	~~W~~	161,314
Others		1,048,848		746,823

		1,193,305		908,137

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		221,422		155,151
Letter of guarantees		45,693		49,754
Bid bond		72,037		37,765
Performance bond		703,826		718,097
Refund guarantees		801,445		1,022,646
Others		3,072,099		2,935,939

		4,916,522		4,919,352

Financial guarantees
Acceptances and guarantees for issuance of debenture		10,040		—
Acceptances and guarantees for mortgage		89,302		47,384
Overseas debt guarantees		410,470		406,680
International financing guarantees in foreign currencies		197,097		231,685
Others		50,950		230,000

		757,859		915,749

		6,867,686		6,743,238

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,094,989		1,845,508
Refund guarantees		344,112		654,497

		2,439,101		2,500,005

	~~W~~	9,306,787	~~W~~	9,243,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40.2 Credit qualities of acceptances and guarantees exposure as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	4,377,798	~~W~~	1,119	~~W~~	—	~~W~~	4,378,917
Grade 2		2,269,455		47,438		—		2,316,893
Grade 3		27,588		85,321		—		112,909
Grade 4		14,925		33,440		501		48,866
Grade 5		—		453		9,648		10,101

		6,689,766		167,771		10,149		6,867,686

Unconfirmed acceptances and guarantees
Grade 1		1,422,528		771		—		1,423,299
Grade 2		912,209		28,506		—		940,715
Grade 3		11,399		23,069		—		34,468
Grade 4		2,369		29,934		—		32,303
Grade 5		—		589		7,727		8,316

		2,348,505		82,869		7,727		2,439,101

	~~W~~	9,038,271	~~W~~	250,640	~~W~~	17,876	~~W~~	9,306,787

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	4,220,046	~~W~~	696	~~W~~	—	~~W~~	4,220,742
Grade 2		2,105,637		38,271		—		2,143,908
Grade 3		93,074		81,317		—		174,391
Grade 4		18,773		172,440		—		191,213
Grade 5		—		2,873		10,111		12,984

		6,437,530		295,597		10,111		6,743,238

Unconfirmed acceptances and guarantees
Grade 1		1,228,258		1,289		—		1,229,547
Grade 2		1,121,159		32,413		—		1,153,572
Grade 3		17,091		20,957		—		38,048
Grade 4		4,236		62,964		—		67,200
Grade 5		—		170		11,468		11,638

		2,370,744		117,793		11,468		2,500,005

	~~W~~	8,808,274	~~W~~	413,390	~~W~~	21,579	~~W~~	9,243,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40.3 Acceptances and guarantees by counterparty as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,538,003	~~W~~	1,770,235	~~W~~	7,308,238	78.53
Small and medium-sized companies		695,860		459,487		1,155,347	12.41
Public sector and others		633,823		209,379		843,202	9.06

	~~W~~	6,867,686	~~W~~	2,439,101	~~W~~	9,306,787	100.00

(In millions of Korean won)	December 31, 2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	5,962,004	~~W~~	1,904,346	~~W~~	7,866,350	85.10
Small and medium-sized companies		650,612		397,539		1,048,151	11.34
Public sector and others		130,622		198,120		328,742	3.56

	~~W~~	6,743,238	~~W~~	2,500,005	~~W~~	9,243,243	100.00

40.4 Acceptances and guarantees by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	632,947	~~W~~	5,871	~~W~~	638,818	6.86
Manufacturing		2,992,319		1,285,530		4,277,849	45.96
Service		920,352		89,457		1,009,809	10.85
Wholesale and retail		1,086,772		891,619		1,978,391	21.26
Construction		411,601		14,488		426,089	4.58
Public sector		104,925		103,285		208,210	2.24
Others		718,770		48,851		767,621	8.25

	~~W~~	6,867,686	~~W~~	2,439,101	~~W~~	9,306,787	100.00

(In millions of Korean won)	December 31, 2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	260,974	~~W~~	23,999	~~W~~	284,973	3.08
Manufacturing		3,373,220		1,627,840		5,001,060	54.11
Service		1,187,516		88,158		1,275,674	13.80
Wholesale and retail		1,126,976		597,998		1,724,974	18.66
Construction		467,114		20,590		487,704	5.28
Public sector		107,481		81,895		189,376	2.05
Others		219,957		59,525		279,482	3.02

	~~W~~	6,743,238	~~W~~	2,500,005	~~W~~	9,243,243	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40.5 Details of commitments as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Commitments
Corporate loan commitments	~~W~~	40,253,100	~~W~~	41,930,407
Retail loan commitments		46,450,857		42,582,736
Credit line of credit cards		65,325,863		60,667,219
Purchase of other securities		7,104,163		6,617,253

		159,133,983		151,797,615

Financial Guarantees
Credit line		3,522,809		2,340,141
Purchase of securities		683,800		591,500

		4,206,609		2,931,641

	~~W~~	163,340,592	~~W~~	154,729,256

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40.6 Other Matters (including litigation)

a) The Group has 122 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of ~~W~~ 396,881 million, and 275 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims of ~~W~~ 2,009,603 million, which arose in the normal course of the business, as of December 31, 2020. Details of major pending lawsuits in which the Group is a defendant are as follows:

(in number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-03777) at the written complaint review stage]

Kookmin Bank	Request for compensation for damages	1	1,629,557	The plaintiff filed a lawsuit for compensation for damages against Indonesian Financial Supervisory Authority (OJK) and Kookmin Bank as joint defendants, claiming that the capital increase and Kookmin Bank’s acquisition of PT Bank Bukopin TBK was illegal in violation of local laws and regulations in Indonesia.	It is difficult to accurately predict the result of the lawsuit as of now because the complaint has not been received, but it is judged that the possibility that the result of this lawsuit will have a significant impact on the financial position of Kookmin Bank is low.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancellation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (second hearing for the first trial is scheduled on April 2, 2021).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

b) On April 10, 2020, Kookmin Bank acquired 70% shares of PRASAC Microfinance Institution Plc. (“PRASAC”), a specialized credit micro finance institution in Cambodia, for US$ 603 million from its existing shareholders. Kookmin Bank has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to Kookmin Bank, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, Kookmin Bank has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

c) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank Bukopin TBK. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the incident, the Group faces 2 and 11 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 108 million and ~~W~~ 444 million as of December 31, 2020 and 2019 and a provision for these lawsuits amounting ~~W~~ 2,549 million was recognized as of December 31, 2019. In addition, the Group takes out the personal information protection liability insurance as of December 31, 2020.

e) As of December 31, 2020, the Group is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., LTD. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and Kolao Holdings, for five years (the restriction period for the disposal of its equity) after the date of initial investment for KB KOLAO LEASING CO., LTD. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company in Laos and agree to succeed their responsibility for the joint-venture lease company. After the expiration of the restriction period for the disposal, as prescribed separately, each party of the joint-venture lease company may transfer all or part of their shares. Meanwhile, KB KOLAO Leasing Co., LTD. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are more than three months overdue to Lanexang Leasing Co., Ltd. in accordance with an agreement.

f) As of December 31, 2020, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after the completion of the share purchase. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance can receive dividends for up to 20% of net profit after taxes for each fiscal year starting from the fiscal year ended December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

g) KB Securities Co., Ltd., as a sales agency, sold ~~W~~ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrower in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is the defendant as of December 31, 2020. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

h) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2020, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 298,500 million. Meanwhile, the Group sold ~~W~~ 68,100 million of feeder fund of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed, and there is a possibility that lawsuits may be filed in the future, but the impact on the consolidated financial statements cannot be predicted at this time.

i) The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Group’s accounting policy related to COVID-19 is described in Note 2.4 Critical accounting estimates and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans and Note 24.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41. Subsidiaries

41.1 Details of major consolidated subsidiaries as of December 31, 2020, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Dec. 31	Microfinance services
	PT Bank Bukopin TBK	67.00	Indonesia	Dec. 31	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Dec. 31	Banking
	PT Bukopin Finance	97.03	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Dec. 31	Investment advisory and securities dealing activities
	KB FINA Joint Stock Company	100.00	Vietnam	Dec. 31	Investment advisory and securities dealing activities
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., LTD.	80.00	Laos	Dec. 31	Auto Installment finance
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.2 Details of consolidated structured entities as of December 31, 2020, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Able Hana Co., Ltd. and 127 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds	KB Global Platform Fund and 151 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than a majority of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.3 Condensed financial information of major subsidiaries as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)

	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	438,444,114	~~W~~	408,036,040	~~W~~	30,408,074	~~W~~	24,519,818	~~W~~	2,298,195	~~W~~	2,905,953
KB Securities Co., Ltd. [1,2]		57,570,654		52,516,488		5,054,166		10,040,497		425,622		449,507
KB Insurance Co., Ltd. [1,2]		39,078,117		35,086,458		3,991,659		13,735,778		163,884		129,042
KB Kookmin Card Co., Ltd.[1]		24,071,644		19,789,958		4,281,686		3,210,581		324,662		308,148
Prudential Life Insurance Company of Korea Ltd. [2]		25,121,656		22,681,729		2,439,927		656,062		55,711		(31,718)
KB Asset Management Co., Ltd. [1]		335,601		112,522		223,079		191,427		57,317		57,802
KB Capital Co., Ltd. [1,2]		12,823,748		11,392,177		1,431,571		1,300,378		141,646		139,949
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		1,897,859		(23,185)		(33,210)
KB Real Estate Trust Co., Ltd. [1]		437,619		108,096		329,523		139,070		66,874		66,718
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		104,397		17,305		16,197
KB Investment Co., Ltd. [1]		848,693		618,552		230,141		128,014		15,387		15,390
KB Data System Co., Ltd.		40,347		23,024		17,323		149,966		(1,729)		(3,367)
KB Credit Information Co., Ltd.		27,711		11,773		15,938		39,767		1,132		1,040

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)

	December 31, 2019						2019
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	387,425,038	~~W~~	358,420,805	~~W~~	29,004,233	~~W~~	20,817,431	~~W~~	2,439,079	~~W~~	2,428,154
KB Securities Co., Ltd. [1,2]		47,816,512		43,131,858		4,684,654		8,053,363		257,893		261,639
KB Insurance Co., Ltd. [1,2]		36,552,368		32,689,460		3,862,908		12,661,927		234,327		366,362
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		3,102,186		316,546		306,251
KB Asset Management Co., Ltd. [1]		310,018		114,776		195,242		148,780		48,899		48,490
KB Capital Co., Ltd. [1,2]		11,190,568		10,036,077		1,154,491		931,694		117,028		115,524
KB Life Insurance Co., Ltd. [1]		9,801,905		9,186,567		615,338		1,506,417		15,963		63,107
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		119,899		61,713		61,672
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		92,435		16,301		15,433
KB Investment Co., Ltd. [1]		756,972		542,221		214,751		99,822		11,311		11,310
KB Data System Co., Ltd.		41,690		20,999		20,691		158,067		4,664		4,282
KB Credit Information Co., Ltd.		27,834		12,936		14,898		38,278		(256)		(337)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

41.4.1 The Group has provided payment guarantees of ~~W~~ 4,082,878 million to K plus 1st L.L.C and other subsidiaries.

41.4.2 The Group provides capital commitment to 23 subsidiaries including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,046,516 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

41.4.3 The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries

41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2020, are as follows:

Company	Reasons of obtaining control
Prudential Life Insurance Company of Korea Ltd. and 27 others	Holds more than a majority of the ownership interests

KB Hwaseong 1st L.L.C. and 82 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Infrastructure Synergy Private Special Asset Fund and 21 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Smart Scale Up Fund and 2 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2020, are as follows:

Company	Reasons of losing control
KBH the 3rd L.L.C and 60 others	Termination of the commitments

Sechste Casalog KG and 16 others	Liquidation

KB Contents Panda iMBC Contents Venture Fund and 5 others	Disposal

Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1 and 27 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

42. Unconsolidated Structured Entities

42.1 Nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Trust whose principal is not guaranteed • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	56,200,300	~~W~~	285,528,467	~~W~~	1,984,006	~~W~~	116,115,027	~~W~~	459,827,800
Carrying amount in the financial statements
Assets
Financial assets at fair value through profit or loss	~~W~~	164,996	~~W~~	11,151,958	~~W~~	—	~~W~~	2,308,917	~~W~~	13,625,871
Derivative financial assets		—		—		—		3,005		3,005
Loans measured at amortized cost		4,655,337		379,727		262,382		1,080,824		6,378,270
Financial investments		—		—		—		7,849,054		7,849,054
Investment in associates		—		396,953		—		—		396,953
Other assets		2,572		3,257		91,297		16,363		113,489

	~~W~~	4,822,905	~~W~~	11,931,895	~~W~~	353,679	~~W~~	11,258,163	~~W~~	28,366,642

Liabilities
Deposits	~~W~~	612,023	~~W~~	26,839	~~W~~	—	~~W~~	344,221	~~W~~	983,083
Derivative financial liabilities		—		—		—		1,307		1,307
Other liabilities		8,422		97		1		13,736		22,256

	~~W~~	620,445	~~W~~	26,936	~~W~~	1	~~W~~	359,264	~~W~~	1,006,646

Maximum exposure *
Assets held	~~W~~	4,822,905	~~W~~	11,931,895	~~W~~	353,679	~~W~~	11,258,163	~~W~~	28,366,642
Purchase and investment commitments		—		5,650,847		—		761,200		6,412,047
Unused credit		1,322,414		—		18,287		3,020,084		4,360,785
Acceptances and guarantees and loan commitments		883,342		16,650		—		684,257		1,584,249

	~~W~~	7,028,661	~~W~~	17,599,392	~~W~~	371,966	~~W~~	15,723,704	~~W~~	40,723,723

Methods of determining the maximum exposure		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments/ loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	54,206,404	~~W~~	180,236,568	~~W~~	2,287,172	~~W~~	99,012,931	~~W~~	335,743,075
Carrying amount in the financial statements
Assets
Financial assets at fair value through profit or loss	~~W~~	132,685	~~W~~	9,846,278	~~W~~	—	~~W~~	2,405,228	~~W~~	12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans measured at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

	~~W~~	4,910,284	~~W~~	10,561,340	~~W~~	360,587	~~W~~	8,504,809	~~W~~	24,337,020

Liabilities
Deposits	~~W~~	523,086	~~W~~	90,131	~~W~~	—	~~W~~	409,246	~~W~~	1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

	~~W~~	524,448	~~W~~	90,209	~~W~~	—	~~W~~	425,643	~~W~~	1,040,300

Maximum exposure *
Assets held	~~W~~	4,910,284	~~W~~	10,561,340	~~W~~	360,587	~~W~~	8,504,809	~~W~~	24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Acceptances and guarantees and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	~~W~~	7,419,548	~~W~~	14,551,784	~~W~~	389,014	~~W~~	11,978,973	~~W~~	34,339,319

Methods of determining the maximum exposure		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments/ loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provision for credit losses, impairment losses and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.

43.1 Profit or loss arising from transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020		2019
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	6,817	~~W~~	6,743
Korea Credit Bureau Co., Ltd.	Interest expense		7		21
	Fee and commission income		957		1,056
	Insurance income		5		3
	Fee and commission expense		3,280		2,541
	Other operating expense		1		—
KB GwS Private Securities Investment Trust	Fee and commission income		853		851
Incheon Bridge Co., Ltd.	Interest income		4,345		8,612
	Interest expense		334		483
	Fee and commission income		23		—
	Fee and commission expense		6		7
	Insurance income		279		284
	Gains on financial instruments at fair value through profit or loss		899		4,975
	Reversal of credit losses		—		5
	Provision for credit losses		472		1
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Fee and commission income		12		178
Aju Good Technology Venture Fund	Interest expense		18		22
KB Star Office Private Real Estate Investment Trust No.1	Interest income		371		370
	Interest expense		61		208
	Fee and commission income		436		435
RAND Bio Science Co., Ltd.	Interest expense		11		5
	Other non-operating expense		—		843
SY Auto Capital Co., Ltd.	Interest income		1,097		1,016
	Interest expense		2		1
	Fee and commission income		39		34
	Fee and commission expense		132		389
	Insurance income		40		32
	Other operating income		1,709		689
	Other operating expense		121		288
	Reversal of credit losses		17		13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		2020		2019
Food Factory Co., Ltd.	Interest income	~~W~~	52	~~W~~	41
	Interest expense		12		—
	Insurance income		5		4
	Fee and commission expense		4		12
	Gains on financial instruments at fair value through profit or loss		72		60
	Provision for credit losses		8		1
KB Pre IPO Secondary Venture Fund No.1	Interest expense		3		7
	Fee and commission income		110		110
Built On Co., Ltd.*	Interest income		—		1
	Insurance income		—		1
KB Private Equity Fund No.3	Fee and commission income		463		480
Wise Asset Management Co., Ltd.	Interest expense		—		2
Acts Co., Ltd.	Interest income		1		1
	Insurance income		—		1
	Gains on financial instruments at fair value through profit or loss		—		30
Dongjo Co., Ltd.	Insurance income		1		2
APRO Co., Ltd.*	Interest income		7		19
	Interest expense		1		4
	Fee and commission expense		—		17
	Insurance income		1		4
	Provision for credit losses		1		—
POSCO-KB Shipbuilding Fund	Fee and commission income		387		490
Dae-A Leisure Co., Ltd.	Interest expense		7		8
Paycoms Co., Ltd.	Interest income		10		10
	Insurance income		—		1
	Gains on financial instruments at fair value through profit or loss		69		125
Big Dipper Co., Ltd.	Fee and commission expense		768		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		23		58
	Fee and commission income		300		449
KB-TS Technology Venture Private Equity Fund	Fee and commission income		126		730
KB-SJ Tourism Venture Fund	Fee and commission income		338		422
JLK Inspection Co., Ltd.*	Interest expense		—		1
TESTIAN Inc.*	Interest income		—		3
Rainist Co., Ltd.	Gains on financial instruments at fair value through profit or loss		1,636		—
	Fee and commission income		36		39
	Fee and commission expense		5		—
Iwon Alloy Co., Ltd.	Insurance income		1		2
Bioprotect Ltd.	Losses on financial instruments at fair value through profit or loss		216		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		2020		2019
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	~~W~~	27	~~W~~	—
	Other non-operating income		—		33
	Gains on financial instruments at fair value through profit or loss		—		947
	Losses on financial instruments at fair value through profit or loss		489		2,120
RMGP Bio-Pharma Investment, L.P.	Losses on financial instruments at fair value through profit or loss		1		—
KB-MDI Centauri Fund LP	Fee and commission income		308		—
	Losses on financial instruments at fair value through profit or loss		322		—
S&E BIO	Interest expense		1		—
Contents First	Interest expense		14		—
December & Company Inc.	Interest expense		1		—
GENINUS Inc.	Interest expense		70		—
Hasys.	Gains on financial instruments at fair value through profit or loss		—		136
	Insurance income		63		50
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		40		89
	Fee and commission income		734		735
Spark Biopharma Inc.*	Interest expense		—		59
SKYDIGITAL INC.	Fee and commission income		4		—
KB No.9 Special Purpose Acquisition Company*	Interest expense		—		(23)
KB No.10 Special Purpose Acquisition Company*	Interest expense		—		18
	Gains on financial instruments at fair value through profit or loss		—		3,066
KB No.11 Special Purpose Acquisition Company*	Interest expense		—		9
	Gains on financial instruments at fair value through profit or loss		—		118
KB No.17 Special Purpose Acquisition Company	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		4		1,384
	Interest expense		25		28
KB No.18 Special Purpose Acquisition Company	Fee and commission income		—		263
	Gains on financial instruments at fair value through profit or loss		84		1,898
	Interest expense		31		28
KB No.19 Special Purpose Acquisition Company	Fee and commission income		—		150
	Gains on financial instruments at fair value through profit or loss		11		1,044
	Interest expense		13		8

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		2020		2019
KB No.20 Special Purpose Acquisition Company	Fee and commission income	~~W~~	210	~~W~~	—
	Gains on financial instruments at fair value through profit or loss		1,568		—
	Interest expense		25		3
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		488		490
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		1,442		1,444
COSES GT	Losses on financial instruments at fair value through profit or loss		—		5
	Interest income		6		—
	Provision for credit losses		4		—
WJ Private Equity Fund No.1	Fee and commission income		5		—
UPRISE, Inc.	Interest income		2		—
	Provision for credit losses		1		—
CWhy Inc.	Losses on financial instruments at fair value through profit or loss		2,000		—
	Insurance income		—		3
Stratio, Inc.	Interest expense		—		1
NEXELON Inc.*	Interest expense		—		2
CellinCells Co., Ltd.	Interest expense		4		19
Bomapp Inc.	Fee and commission expense		9		—
	Interest expense		—		1
	Insurance income		8		1
KB Social Impact Investment Fund	Fee and commission income		300		121
KB-UTC Inno-Tech Venture Fund	Fee and commission income		371		—
KBSP Private Equity Fund No.4	Fee and commission income		480		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		237		—
JR GLOBAL REIT	Fee and commission income		6,210		—
IGIS No.371 Professional Investors’ Real Estate Investment Company*	Fee and commission income		200		—
Koreit Tower Real Estate Investment Trust Company*	Fee and commission income		2,852		—
2020 KB Fintech Renaissance Fund	Fee and commission income		60		—
KB Material and Parts No.1 PEF	Fee and commission income		63		—
FineKB Private Equity Fund No.1	Fee and commission income		38		—
Bluepointpartners Inc.	Losses on financial instruments at fair value through profit or loss		68		—
KB-Solidus Global Healthcare Fund	Fee and commission income		777		81
Fabric Time Co., Ltd.	Fee and commission income		9		—
	Interest expense		47		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		2020		2019
BNF Corporation Ltd.*	Interest income	~~W~~	401	~~W~~	7
	Fee and commission income		2		—
	Gains on financial instruments at fair value through profit or loss		—		158
	Provision for credit losses		8		1
KB Cape No.1 Private Equity Fund	Fee and commission income		144		97
ALS Co., Ltd.*	Interest income		—		194
Keystone-Hyundai Securities No.1 Private Equity Fund	Fee and commission income		115		90
MJT&I Corp.	Insurance income		—		1
Other
Retirement pension	Fee and commission income		1,077		939
	Interest expense		3		4

*	Excluded from the Group’s related party as of December 31, 2020.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 1,504,217 million and ~~W~~ 1,393,346 million for the years ended December 31, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020		December 31, 2019
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,733	~~W~~	1,718
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		36		43
	Deposits		19,982		17,966
	Provisions		—		1
	Insurance liabilities		1		2
	Other liabilities		623		—
KB GwS Private Securities Investment Trust	Other assets		641		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		38,756		37,857
	Loans measured at amortized cost (gross amount)		133,002		147,707
	Allowances for credit losses		202		12
	Other assets		545		520
	Deposits		39,520		45,447
	Provisions		292		10
	Insurance liabilities		109		108
	Other liabilities		205		346
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Other assets		—		89
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance liabilities		1		1
Dae-A Leisure Co., Ltd.	Deposits		636		753
	Other liabilities		21		14
Aju Good Technology Venture Fund	Deposits		3,093		5,456
	Other liabilities		1		2
KB Star Office Private Real Estate Investment Trust No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		4
	Other assets		137		136
	Deposits		4,255		8,293
	Other liabilities		24		66
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		8,097		13,118
	Other liabilities		1		4
WJ Private Equity Fund No.1	Other assets		2		—
	Deposits		349		—
KB IGen Private Equity Fund No.1*	Deposits		—		147
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,000		2,000
	Other assets		144		—
RAND Bio Science Co., Ltd.	Deposits		693		4,452
	Loans measured at amortized cost (gross amount)		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2020	December 31, 2019
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~40,060	~~W~~41,990
	Allowances for credit losses	57	4
	Other assets	65	63
	Deposits	6	8
	Provisions	—	13
	Insurance liabilities	13	13
	Other liabilities	76	70
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	662	590
	Loans measured at amortized cost (gross amount)	3,210	1,992
	Allowances for credit losses	8	2
	Other assets	3	1
	Deposits	1,555	1,073
	Provisions	2	—
	Insurance liabilities	5	4
	Other liabilities	9	1
KB Pre IPO Secondary Venture Fund No.1	Deposits	629	2,955
	Other liabilities	—	1
Wise Asset Management Co., Ltd.	Deposits	—	21
Acts Co., Ltd.	Deposits	18	1
	Insurance liabilities	1	—
	Other liabilities	100	100
POSCO-KB Shipbuilding Fund	Other assets	264	—
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,226	1,157
	Deposits	1	1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	4	11
	Deposits	1	6
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	7,054
	Other liabilities	—	4
APRO Co., Ltd.*	Loans measured at amortized cost (gross amount)	—	2,019
	Insurance liabilities	—	2
	Deposits	—	3,201
	Other liabilities	—	1
Iwon Alloy Co., Ltd.	Insurance liabilities	—	1
Computerlife Co., Ltd.	Deposits	—	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	4,250	3,419
	Other liabilities	71	2
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	9	8

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2020	December 31, 2019
Hasys.	Financial assets at fair value through profit or loss	~~W~~6,000	~~W~~6,000
	Deposits	1	—
	Insurance liabilities	39	37
SKYDIGITAL INC.	Deposits	15	25
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	9,141	7,504
UPRISE, Inc.	Financial assets at fair value through profit or loss	250	250
	Loans measured at amortized cost (gross amount)	500	—
	Allowances for credit losses	1	—
	Deposits	11	—
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	13	726
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	24	4
	Deposits	260	1,545
	Other liabilities	—	1
Jo Yang Industrial Co., Ltd.	Deposits	2	2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,687	2,683
	Deposits	1,711	1,742
	Other liabilities	23	27
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,873	3,786
	Deposits	2,101	2,140
	Other liabilities	19	28
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,055	2,043
	Deposits	1,053	1,093
	Other liabilities	3	7
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,067	1,499
	Deposits	1,716	1,984
	Other liabilities	1	3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2020		December 31, 2019
COSES GT	Financial assets at fair value through profit or loss	~~W~~	4,930	~~W~~	2,930
	Loans measured at amortized cost (gross amount)		500		—
	Allowances for credit losses		4		—
	Other assets		1		—
	Deposits		292		—
	Insurance liabilities		1		—
CWhy Inc.	Financial assets at fair value through profit or loss		—		2,000
Bomapp Inc.	Financial assets at fair value through profit or loss		1,999		1,999
	Insurance liabilities		2		2
Channel Corporation	Financial assets at fair value through profit or loss		4,551		2,000
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		5,000		5,000
KB-Solidus Global Healthcare Fund	Other assets		707		—
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,264		—
GOMI CORPORATION	Financial assets at fair value through profit or loss		500		—
	Loans measured at amortized cost (gross amount)		9		—
	Deposits		37		—
Copin Communications, Inc.	Financial assets at fair value through profit or loss		1,500		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		—
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		—
S&E BIO	Financial assets at fair value through profit or loss		2,000		—
	Deposits		1,142		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,432		—
4N Inc.	Financial assets at fair value through profit or loss		200		—
	Deposits		76		—
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		—
Contents First	Financial assets at fair value through profit or loss		6,146		—
	Deposits		1,823		—
	Other liabilities		7		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)		December 31, 2020	December 31, 2019
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss	~~W~~4,280	~~W~~—
	Other assets	308	—
OKXE Inc.	Financial assets at fair value through profit or loss	800	—
GENINUS Inc.	Financial assets at fair value through profit or loss	5,599	—
	Deposits	13,630	—
	Other liabilities	15	—
FineKB Private Equity Fund No.1	Other assets	38	—
NEOMIO CORP.	Deposits	535	—
December & Company Inc.	Deposits	1	—
KB Social Impact Investment Fund	Other assets	—	73
Fabric Time Co., Ltd.	Financial assets at fair value through profit or loss	3,345	1,845
	Loans measured at amortized cost (gross amount)	59	—
	Provisions	1	—
	Deposits	3,947	395
	Other liabilities	40	2
BNF Corporation Ltd.*	Financial assets at fair value through profit or loss	—	2,259
	Loans measured at amortized cost (gross amount)	—	1,400
	Other assets	—	2
	Deposits	—	947
	Other liabilities	—	6
Key management	Loans measured at amortized cost (gross amount)	5,153	3,538
	Allowances for credit losses	2	1
	Other assets	5	3
	Deposits	17,167	15,339
	Insurance liabilities	2,501	1,984
	Other liabilities	371	289
Other
Retirement pension	Other assets	295	366
	Other liabilities	10,600	17,620

*	Excluded from the Group’s related party as of December 31, 2020, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43.3 Significant lending transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	36	~~W~~	(43)	~~W~~	36
Incheon Bridge Co., Ltd.		185,564		901		(14,707)		171,758
Carlife Co., Ltd.		—		22		(22)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		11,310		(13,240)		40,060
Food Factory Co., Ltd.		2,582		1,314		(24)		3,872
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		69		—		1,226
Big Dipper Co., Ltd.		11		4		(11)		4
APRO Co., Ltd.*		2,019		2,000		(4,019)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,419		831		—		4,250
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Hasys.		6,000		—		—		6,000
Rainist Co., Ltd.		7,504		1,637		—		9,141
UPRISE, Inc.		250		500		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		24		(4)		2,024
KB No.17 Special Purpose Acquisition Company		2,683		4		—		2,687
KB No.18 Special Purpose Acquisition Company		3,786		87		—		3,873
KB No.19 Special Purpose Acquisition Company		2,043		12		—		2,055
KB No.20 Special Purpose Acquisition Company		1,499		1,568		—		3,067
COSES GT		2,930		2,500		—		5,430
CWhy Inc.		2,000		—		(2,000)		—
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000
Bioprotect Ltd.		—		3,264		—		3,264
GOMI CORPORATION		—		509		—		509
Copin Communications, Inc.		—		1,500		—		1,500
Go2joy Co., Ltd.		—		1,200		—		1,200
ClavisTherapeutics, Inc.		—		2,000		—		2,000
S&E BIO		—		2,000		—		2,000
Bluepointpartners Inc.		—		1,432		—		1,432
4N Inc.		—		200		—		200
Xenohelix Co., Ltd.		—		2,100		—		2,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Contents First	~~W~~	—	~~W~~	6,146	~~W~~	—	~~W~~	6,146
KB-MDI Centauri Fund LP		—		4,280		—		4,280
Fabric Time Co., Ltd.		1,845		1,559		—		3,404
OKXE Inc.		—		800		—		800
GENINUS Inc.		—		5,599		—		5,599
BNF Corporation Ltd.*		3,659		1,000		(4,659)		—
Key management		3,538		5,141		(3,526)		5,153

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	43	~~W~~	(22)	~~W~~	43
Incheon Bridge Co., Ltd.		191,088		4,982		(10,506)		185,564
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		48,356		28,088		(34,454)		41,990
Food Factory Co., Ltd.		730		1,872		(20)		2,582
Built On Co., Ltd.*		401		—		(401)		—
Acts Co., Ltd.		—		68		(68)		—
Paycoms Co., Ltd.		1,032		125		—		1,157
Big Dipper Co., Ltd.		5		11		(5)		11
APRO Co., Ltd.*		—		2,019		—		2,019
JLK Inspection Co., Ltd.*		7,300		(7,300)		—		—
TESTIAN Inc.*		615		24		(639)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,051		368		—		3,419
RMGP Bio-Pharma Investment, L.P.		4		4		—		8
Hasys.		5,864		136		—		6,000
Rainist Co., Ltd.		2,504		5,000		—		7,504
Spark Biopharma Inc.*		6,500		(6,500)		—		—
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
CellinCells Co., Ltd.		—		2,004		—		2,004
KB No.9 Special Purpose Acquisition Company*		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company*		2,025		—		(2,025)		—
KB No.11 Special Purpose Acquisition Company*		737		—		(737)		—
KB No.17 Special Purpose Acquisition Company		—		2,683		—		2,683

250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
KB No.18 Special Purpose Acquisition Company	~~W~~	—	~~W~~	3,786	~~W~~	—	~~W~~	3,786
KB No.19 Special Purpose Acquisition Company		—		2,043		—		2,043
KB No.20 Special Purpose Acquisition Company		—		1,499		—		1,499
COSES GT		—		2,930		—		2,930
CWhy Inc.		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
Channel Corporation		—		2,000		—		2,000
MitoImmune Therapeutics		—		5,000		—		5,000
Fabric Time Co., Ltd.		—		1,845		—		1,845
BNF Corporation Ltd.*		—		3,659		—		3,659
Key management		2,404		2,006		(872)		3,538

*	Excluded from the Group’s related party as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43.4 Significant borrowing transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	1,000	~~W~~	—	~~W~~	1,016	~~W~~	19,982
Incheon Bridge Co., Ltd.		45,447		20,000		(21,260)		(4,667)		39,520
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		(117)		636
Computerlife Co., Ltd.		1		—		—		(1)		—
SKYDIGITAL INC.		25		—		—		(10)		15
Jo Yang Industrial Co., Ltd.		2		—		—		—		2
Aju Good Technology Venture Fund		5,456		1,442		—		(3,805)		3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		(1,131)		923
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		(5,021)		8,097
NEOMIO CORP.		—		—		—		535		535
WJ Private Equity Fund No.1		—		—		—		349		349
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,117		(5,630)		(525)		4,255
SY Auto Capital Co., Ltd.		8		—		—		(2)		6
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(56)		1,711
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		(2)		2,101
KB No.19 Special Purpose Acquisition Company		1,093		1,000		(1,000)		(40)		1,053
KB No.20 Special Purpose Acquisition Company		1,984		1,522		(1,500)		(290)		1,716
RAND Bio Science Co., Ltd.		4,452		2,250		(3,750)		(2,259)		693
Wise Asset Management Co., Ltd.		21		—		—		(21)		—
Food Factory Co., Ltd.		1,073		1,503		(1,003)		(18)		1,555
Acts Co., Ltd.		1		—		—		17		18
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		(5)		1
APRO Co., Ltd.[2]		3,201		—		—		(3,201)		—
Hasys.		—		—		—		1		1
Stratio, Inc.		726		—		—		(713)		13
UPRISE, Inc.		—		—		—		11		11
CellinCells Co., Ltd.		1,545		—		—		(1,285)		260
COSES GT		—		—		—		292		292
Fabric Time Co., Ltd.		395		7,002		(3,801)		351		3,947
BNF Corporation Ltd.[2]		947		—		—		(947)		—
GOMI CORPORATION		—		—		—		37		37
S&E BIO		—		—		—		1,142		1,142
KB IGen Private Equity Fund No.1[2]		147		—		—		(147)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others[1]		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	2,955	~~W~~	—	~~W~~	—	~~W~~	(2,326)	~~W~~	629
4N Inc.		—		—		—		76		76
Contents First		—		4,000		(3,000)		823		1,823
December & Company Inc.		—		—		—		1		1
GENINUS Inc.		—		—		—		13,630		13,630
Key management		15,338		21,319		(20,410)		920		17,167

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(3,000)	~~W~~	5,292	~~W~~	17,966
Incheon Bridge Co., Ltd.		43,666		25,260		(5,260)		(18,219)		45,447
Doosung Metal Co., Ltd.		3		—		—		(3)		—
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(476)		753
Carlife Co., Ltd.		2		—		—		(2)		—
Computerlife Co., Ltd.		1		—		—		—		1
SKYDIGITAL INC.		16		—		—		9		25
Jo Yang Industrial Co., Ltd.		—		—		—		2		2
Aju Good Technology Venture Fund		6,439		—		—		(983)		5,456
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,088		15,000		(10,000)		(5,034)		7,054
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(5,695)		13,118
KB Star Office Private Real Estate Investment Trust No.1		7,946		5,018		(5,072)		401		8,293
SY Auto Capital Co., Ltd.		5		—		—		3		8
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company[2]		1,666		—		(1,618)		(48)		—
KB No.11 Special Purpose Acquisition Company[2]		658		—		(530)		(128)		—
KB No.17 Special Purpose Acquisition Company		—		1,500		—		242		1,742
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		40		2,140
KB No.19 Special Purpose Acquisition Company		—		1,000		—		93		1,093

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
KB No.20 Special Purpose Acquisition Company	~~W~~	—	~~W~~	1,500	~~W~~	—	~~W~~	484	~~W~~	1,984
RAND Bio Science Co., Ltd.		232		1,900		—		2,320		4,452
Wise Asset Management Co., Ltd.		696		—		(682)		7		21
Built On Co., Ltd.[2]		7		—		—		(7)		—
Food Factory Co., Ltd.		68		—		—		1,005		1,073
Acts Co., Ltd.		29		—		—		(28)		1
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		182		—		—		(176)		6
APRO Co., Ltd.[2]		2,201		—		—		1,000		3,201
Rainist Co., Ltd.		1		—		—		(1)		—
Spark Biopharma Inc.[2]		2,630		17,000		(9,000)		(10,630)		—
Stratio, Inc.		516		—		—		210		726
NEXELON Inc.[2]		—		—		(200)		200		—
CellinCells Co., Ltd.		—		—		—		1,545		1,545
KB IGen Private Equity Fund No.1[2]		148		—		—		(1)		147
KB Pre IPO Secondary Venture Fund No.1		1,115		—		—		1,840		2,955
Fabric Time Co., Ltd.		—		—		—		395		395
BNF Corporation Ltd.[2]		—		—		—		947		947
Key management		13,818		13,520		(14,611)		2,611		15,338

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43.5 Significant investment and withdrawal transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	894	~~W~~	6,973	~~W~~	592	~~W~~	6,855
KB GwS Private Securities Investment Trust		—		9,523		—		7,276
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		—		3,230		—		—
POSCO-KB Shipbuilding Fund		5,000		2,125		2,500		—
KB Pre IPO Secondary Venture Fund No.1		—		585		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		6,400		5,000		—
KB-SJ Tourism Venture Fund		1,500		—		1,500		—
Korea Credit Bureau Co., Ltd.		—		90		—		135
KB-UTC Inno-Tech Venture Fund		16,965		—		450		—
KB-Solidus Global Healthcare Fund		10,920		4,940		10,400		13,520
KB-Stonebridge Secondary Private Equity Fund		9,093		—		7,070		1,855
WJ Private Equity Fund No.1		10,000		—		—		—
All Together Korea Fund No.2		100,000		90,127		—		—
KB Star Office Private Real Estate Investment Trust No.1		—		1,273		—		1,275
KB SPROTT Renewable Private Equity Fund No.1		4,129		—		1,667		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		5,700		—		—		—
JR GLOBAL REIT		219,493		3,639		—		—
IGIS No.371 Professional Investors’ Real Estate Investment Company*		10,000		10,000		—		—
Koreit Tower Real Estate Investment Trust Company*		30,000		30,000		—		—
Project Vanilla Co., Ltd.		2,450		—		—		—
December & Company Inc.		30,000		—		—		—
KB Social Impact Investment Fund		1,500		—		1,500		—
2020 KB Fintech Renaissance Fund		550		—		—		—
KB Material and Parts No.1 PEF		3,400		—		—		—
KB Private Equity Fund No.3		—		8,000		—		—
KoFC KBIC Frontier Champ 2010-5 (PEF)*		—		—		—		138
KB-TS Technology Venture Private Equity Fund		2,240		5,488		7,840		2,240
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		3,200		14,000		—
KB Cape No.1 Private Equity Fund		—		—		2,000		—
Aju Good Technology Venture Fund		—		2,885		1,960		—
KB No.9 Special Purpose Acquisition Company*		—		—		—		16
KB No.17 Special Purpose Acquisition Company		—		—		1		—
KB No.18 Special Purpose Acquisition Company		—		—		1		—
KB No.19 Special Purpose Acquisition Company		—		—		1		—
KB No.20 Special Purpose Acquisition Company		—		—		1		—
KBSP Private Equity Fund No.4		—		—		6,100		—

*	Excluded from the Group’s related party as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won or in a US Dollar)		December 31, 2020		December 31, 2019
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,433	~~W~~	7,327
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		564		557
KB GwS Private Securities Investment Trust	Purchase of securities		—		876
Aju Good Technology Venture Fund	Purchase of securities		—		1,154
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		98		93
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Purchase of securities		—		12,550
	Commitments on loss absorption priority		14,980		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		—		8,100
	Unused lines of credit for credit card		90		60
Food Factory Co., Ltd.	Loan commitments in Korean won		388		—
	Unused lines of credit for credit card		73		25
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		441		—
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		1
CellinCells Co., Ltd.	Unused lines of credit for credit card		—		20
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		96		89
Fabric Time Co., Ltd.	Unused lines of credit for credit card		7		—
KB Pre IPO Secondary Venture Fund No.1	Commitments on loss absorption priority		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of securities		—		5,000
KB-TS Technology Venture Private Equity Fund	Purchase of securities		3,696		5,936
KB-SJ Tourism Venture Fund	Purchase of securities		500		2,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		10,000		18,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		18,704		22,833
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		18,837		27,930
KB Social Impact Investment Fund	Purchase of securities		1,500		3,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won or in a US Dollar)		December 31, 2020		December 31, 2019
BNF Corporation Ltd.*	Loan commitments in Korean won	~~W~~	—	~~W~~	360
APRO Co., Ltd.*	Unused lines of credit for credit card		—		96
KB-UTC Inno-Tech Venture Fund	Purchase of securities		5,085		22,050
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		24,300		—
All Together Korea Fund No.2	Purchase of securities		990,000		—
FineKB Private Equity Fund No.1	Purchase of securities		25,000		—
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		24,700
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	7,796,423	USD	8,911,002
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	17,132	USD	13,150
KB-MDI Centauri Fund LP	Purchase of securities	USD	13,537,500		—
Key management	Loan commitments in Korean won		1,760		1,695

*	Excluded from the Group’s related party as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43.7 Details of compensation to key management for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,111	~~W~~	672	~~W~~	6,369	~~W~~	15,152
Registered directors (non-executive)		1,133		—		—		1,133
Non-registered directors		10,782		396		6,934		18,112

	~~W~~	20,026	~~W~~	1,068	~~W~~	13,303	~~W~~	34,397

(In millions of Korean won)	2019
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,540	~~W~~	425	~~W~~	7,434	~~W~~	16,399
Registered directors (non-executive)		1,030		—		—		1,030
Non-registered directors		9,157		360		7,510		17,027

	~~W~~	18,727	~~W~~	785	~~W~~	14,944	~~W~~	34,456

43.8 Details of collateral provided from related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Assets pledged as collateral	December 31, 2020		December 31, 2019
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		213		192
	Real estate		4,356		2,922

As of December 31, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group that consists of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

44. Business Combination

44.1 Acquisition of Prudential Life Insurance Company of Korea Ltd.

44.1.1 General information

On August 26, 2020, the Group obtained an approval from the Financial Services Commission to acquire Prudential Life Insurance Company of Korea Ltd. On August 31, 2020, the Group acquired 100 percent share in the subsidiary through purchase of shares and obtained control.

The main purpose of the business combination is to improve competitiveness of life insurance business by including the acquiree into subsidiaries of the Group.

44.1.2 Identifiable assets acquired and liabilities assumed

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	2,299,541

Total consideration transferred		2,299,541

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		574,204
Financial assets at fair value through profit or loss		503,853
Financial assets at fair value through other comprehensive income		7,195,958
Securities measured at amortized cost		10,064,300
Loans measured at amortized cost		759,869
Derivatives		389
Property and equipment		178,537
Intangible assets[1]		10,382
Other assets		4,931,131

Total assets		24,218,623

Insurance liabilities[2]		16,752,888
Derivatives		1,166
Other liabilities		5,019,961

Total liabilities		21,774,015

Total identifiable net assets	~~W~~	2,444,608

Non-controlling interests		—
Gain on a bargain purchase[3]		145,067

[1]	Memberships, software, development costs and others were previously held by Prudential Life Insurance Company of Korea Ltd.
[2]	Separately measured VOBA (Value of Business Acquired) was adjusted by applying an indirect method of intrinsic value to the carrying amount of insurance liabilities of the acquiree.
[3]	As a result of the business combination, gain on a bargain purchase was recognized as other non-operating income in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For the allocation of consideration, the Group measured the acquiree’s identifiable assets and liabilities at their fair value at the acquisition date. The fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. If the value is not directly observed, it is estimated using an appropriate valuation technique.

Details of intangible assets recognized as the result of the business combination are as follows:

(In millions of Korean won)	2020
VOBA[1]	~~W~~	(2,807,162)
Others[2]		10,382

	~~W~~	(2,796,780)

[1]

Negative VOBA was recognized and adjusted in the insurance liability. In accordance with Korean IFRS No.1104, an indirect method of intrinsic value is applied to the measurement of VOBA. VOBA is a similar concept to present value of in force business (PVIF) and present value of future profits (PVFP or PVP). The VOBA from intrinsic values is calculated through the actuarial model and cash flows that were originally used to calculate the embedded value of the insurance contracts.

[2]	Memberships, software, development costs and others were previously held by Prudential Life Insurance Company of Korea Ltd.

44.1.3 Expenses related to business combination

The Group incurred expenses of ~~W~~ 10,183 million, including legal fees and due diligence fees, in connection with the business combination, and these were recognized as fee and commission expenses in the consolidated statement of comprehensive income.

44.1.4 Others

Operating income and net profit of Prudential Life Insurance Company of Korea Ltd. for the period after the acquisition date were ~~W~~ 92,535 million and ~~W~~ 55,711 million, respectively, which are reflected in the consolidated statement of comprehensive income.

If Prudential Life Insurance Company of Korea Ltd. was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 529,678 million and ~~W~~ 386,864 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

44.2 Acquisition of PRASAC Microfinance Institution Plc (PRASAC).

On April 10, 2020, the Group acquired 161 million shares which is 70% of total 230 million shares in PRASAC, a microfinance company in Cambodia, for US$ 603 million from existing shareholders. Therefore, PRASAC became a subsidiary of the Group.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	733,976

Total consideration transferred		733,976

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		658,865
Loans measured at amortized cost		3,194,211
Financial investments		35
Property and equipment		24,472
Intangible assets		1,821
Current income tax assets		873
Deferred income tax assets		26,330
Other assets		37,325

Total assets		3,943,932

Deposits		2,222,944
Borrowings		1,038,684
Debentures		89,570
Current income tax liabilities		9,238
Deferred income tax liabilities		323
Other liabilities		101,696

Total liabilities		3,462,455

Total identifiable net assets	~~W~~	481,477

Non-controlling interests[1]		144,443
Goodwill[2]		396,942

[1]	Measured at the proportionate share (30%) of the fair value of PRASAC’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Acquiree’s carrying amount of loans	~~W~~	3,294,798
Present value of contractual cash flows not expected to be paid		(100,587)

Fair value of loans	~~W~~	3,194,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, the Group has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option. In addition, the Group has agreed to pay dividends to existing shareholders of PRASAC for 30% of the amount exceeding USD 370 million based on the adjusted carrying value of net asset and this payment can be added to the exercised price of put option in accordance with the shareholders’ agreement.

Amount of the recognized liabilities and deducted equity in relation to the above agreement with shareholders are as follows:

(In millions of Korean won)	2020
Agreement with shareholders (purchase of remaining shares and payment of dividends)
Other payables (present value of exercising price of options)	~~W~~	308,236
Other payables (present value of expected dividends)		102,986

	~~W~~	411,222

Attributable to ordinary equity holders of the Parent Company (capital surplus)		(411,222)

Operating income and net profit of PRASAC for the period after the acquisition date were ~~W~~ 147,571 million and ~~W~~ 118,339 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net profit to shareholders of the Parent Company is ~~W~~ 82,837 million.

If PRASAC was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 183,735 million and ~~W~~ 147,383 million, respectively and the amount that would have been attributed to net profit to shareholders of the Parent Company is ~~W~~ 103,168 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

44.3 Acquisition of PT Bank Bukopin TBK

At the Board of Directors meeting held on July 16, 2020, the Group has decided to acquire additional ordinary shares of PT Bank Bukopin TBK, the Group’s associate, which operates a banking business in Indonesia, through issuance of shares in the form of an allotment to shareholders (1st) and an allotment to the third party (2nd).

Accordingly, the Group acquired 2,967,600,372 ordinary shares for IDR 534,168,066,960 (~~W~~ 43,909 million) from issuance of shares in the form of an allotment to shareholders (1st) on July 30, 2020, and 16,360,578,947 ordinary shares for IDR 3,108,509,999,930 (~~W~~ 252,722 million) from issuance of shares in the form of an allotment to the third party (2nd) on September 2, 2020. The Group secured 67.00% of PT Bank Bukopin TBK through paid-in capital increase twice, and PT Bank Bukopin TBK became a subsidiary of the Group on September 2, 2020.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Fair value of existing shares at the time of exchange	~~W~~	78,446
Cash (=16,360,578,947shares x 190 IDR)		252,722

Total consideration transferred		331,168

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		300,424
Financial assets at fair value through profit or loss		3,960
Derivative assets		130
Loans measured at amortized cost		4,256,209
Financial investments		469,625
Property and equipment		280,197
Intangible assets		99,085
Deferred income tax assets		25,350
Assets held for sale		183,642
Other assets		272,775

Total assets		5,891,397

Deposits		4,253,557
Borrowings		838,142
Debentures		141,806
Provisions		3,522
Net defined benefit liabilities		15,141
Other liabilities		276,336

Total liabilities		5,528,504

Total identifiable net assets	~~W~~	362,893

Non-controlling interests[1]		120,945
Goodwill[2]		89,220

[1]	The sum of the existing non-controlling interests held by PT Bank Bukopin TBK and the proportionate share (33%) of the fair value of PT Bank Bukopin TBK’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Acquiree’s carrying amount of loans	~~W~~	5,053,321
Present value of contractual cash flows not expected to be paid		(797,112)

Fair value of loans	~~W~~	4,256,209

In 2020, the Group measured 33.90% shares of PT Bank Bukopin TBK, which the Group held before the business combination, at fair value, and recognized ~~W~~ 30,277 million as gain on investment in associates in the consolidated statement of comprehensive income.

Operating loss and net loss of PT Bank Bukopin TBK for the period after the acquisition date were ~~W~~ 61,051 million and ~~W~~ 43,402 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net loss to shareholders of the Parent Company is ~~W~~ 29,223 million.

If PT Bank Bukopin TBK was consolidated from the beginning of the current period, its operating loss and net loss to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 190,584 million and ~~W~~ 146,227 million, respectively and the amount that would have been attributed to net loss to shareholders of the Parent Company is ~~W~~ 97,981 million.

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2020
Core deposits[1]	~~W~~	95,477
Others[2]		3,608

	~~W~~	99,085

[1]	It is an identifiable intangible asset and reflects the fair value of financing costs saved through stable relationships with saving customers.
[2]	Software and other intangible assets which were previously held by PT Bank Bukopin TBK.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

44.4 Acquisition of PT. Finansia Multi Finance

On July 3, 2020, the Group acquired 80 percent share in PT. Finansia Multi Finance, which is engaged in financial services in Indonesia, and obtained control.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	89,689

Total consideration transferred		89,689

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		24,150
Loans measured at amortized cost		191,039
Property and equipment		13,837
Intangible assets		13,409
Other assets		17,587

Total assets		260,022

Borrowings		146,588
Debentures		46,865
Other liabilities		19,233

Total liabilities		212,686

Total identifiable net assets	~~W~~	47,336

Non-controlling interests[1]		9,467
Goodwill[2]		51,820

[1]	Measured at the proportionate share (20%) of the fair value of PT. Finansia Multi Finance’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

The Group incurred expenses of ~~W~~ 1,064 million and ~~W~~ 1,623 million for the 2020 and 2019, respectively, including legal fees and due diligence fees, in connection with the business combination, and these were recognized as fee and commission expenses in the consolidated statement of comprehensive income.

Operating loss and net loss of PT. Finansia Multi Finance for the period after the acquisition date were ~~W~~ 4,432 million and ~~W~~ 3,456 million, respectively, which are reflected in the consolidated statement of comprehensive income.

If PT. Finansia Multi Finance was consolidated from the beginning of the current period, its operating loss and net loss to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 26,166 million and ~~W~~ 19,187 million, respectively and the amount that would have been attributed to net loss to shareholders of the Parent Company is ~~W~~ 15,349 million.

45. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2020, was approved by the Board of Directors on February 4, 2021.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2020 and 2019

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion

We have audited the separate financial statements of KB Financial Group Inc. (“the Company”), which comprise the separate statement of financial position as of December 31, 2020, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2020, and its separate financial performance and its cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2020 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 9, 2021 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As a matter that does not affect our audit opinion, we draw attention to the following matter.

As described in note 30.2.b) to the separate financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Company.

Key Audit Matters

We have determined that there are no key audit matters to communicate in our report.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Company for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those financial statements on March 5, 2020.

1

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

2

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
March 9, 2021

This report is effective as of March 9, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

3

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2020 and December 31, 2019

(In millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	23,084	~~W~~	18,537
Financial assets at fair value through profit or loss	4,5,7		474,262		413,909
Loans measured at amortized cost	4,5,8		179,542		120,000
Investments in subsidiaries	9		26,519,880		24,162,116
Property and equipment	10		7,730		4,170
Intangible assets	11		13,267		11,092
Deferred income tax assets	13		3,189		7,526
Other assets	4,5,14		887,537		609,286

Total assets		~~W~~	28,108,491	~~W~~	25,346,636

Liabilities
Borrowings	4,5,15	~~W~~	100,000	~~W~~	—
Debentures	4,5,16		6,128,043		5,543,446
Net defined benefit liabilities	17		59		437
Current income tax liabilities			716,473		417,414
Other liabilities	4,5,18		178,296		203,440

Total liabilities			7,122,871		6,164,737

Equity
Share capital	19		2,090,558		2,090,558
Hybrid securities	19		1,695,778		399,085
Capital surplus	19		14,754,747		14,742,814
Accumulated other comprehensive income	19		(8,032)		(7,664)
Retained earnings	19		3,588,757		3,093,294
Treasury shares	19		(1,136,188)		(1,136,188)

Total equity			20,985,620		19,181,899

Total liabilities and equity		~~W~~	28,108,491	~~W~~	25,346,636

The above separate statements of financial position should be read in conjunction with the accompanying notes.

4

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2020 and December 31, 2019

(In millions of Korean won, except per share amounts)	Notes	2020		2019
Interest income		~~W~~	8,044	~~W~~	8,020
Interest income from financial instruments at amortized cost			3,788		5,215
Interest income from financial instruments at fair value through profit or loss			4,256		2,805
Interest expense			(132,437)		(126,065)

Net interest expense	21		(124,393)		(118,045)

Fee and commission income			841		847
Fee and commission expense			(9,179)		(7,130)

Net fee and commission expense	22		(8,338)		(6,283)

Net gains on financial assets at fair value through profit or loss	23		12,663		15,947

Net other operating income	24		1,571,239		926,934

General and administrative expenses	25		(71,854)		(71,171)

Operating profit before provision for credit losses			1,379,317		747,382
Provision for credit losses			(465)		—
Operating profit			1,378,852		747,382

Net non-operating income (expenses)	26		514		(541)

Profit before income tax expense			1,379,366		746,841
Income tax benefit (expense)	27		49		(854)

Profit for the year			1,379,415		745,987

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(368)		(520)

Other comprehensive loss for the year, net of tax			(368)		(520)

Total comprehensive income for the year		~~W~~	1,379,047	~~W~~	745,467

Earnings per share (in Korean won)
Basic earnings per share	28	~~W~~	3,482		1,891
Diluted earnings per share	28		3,438		1,877

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

5

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2020 and December 31, 2019

							Accumulated
							Other
(In millions of Korean won)	Share		Hybrid		Capital		Comprehensive		Retained		Treasury		Total
	Capital		Securities		Surplus		Income		Earnings		Shares		Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income for the year
Profit for the year		—		—		—		—		745,987		—		745,987
Remeasurements of net defined benefit liabilities		—		—		—		(520)		—		—		(520)

Total comprehensive income for the year		—		—		—		(520)		745,987		—		745,467

Transactions with shareholders
Annual dividends		—		—		—		—		(759,736)		—		(759,736)
Issuance of hybrid securities		—		399,085		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(6,513)
Acquisition of treasury shares		—		—		—		—		(100,000)		(167,639)		(267,639)

Total transactions with shareholders		—		399,085		—		—		(866,249)		(167,639)		(634,803)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income for the year
Profit for the year		—		—		—		—		1,379,415		—		1,379,415
Remeasurements of net defined benefit liabilities		—		—		—		(368)		—		—		(368)

Total comprehensive income for the year		—		—		—		(368)		1,379,415		—		1,379,047

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Consideration for exchangeable rights		—		—		11,933		—		—		—		11,933
Issuance of hybrid securities		—		1,296,693		—		—		—		—		1,296,693
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(22,860)

Total transactions with shareholders		—		1,296,693		11,933		—		(883,952)		—		424,674

Balance at December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

6

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2020 and December 31, 2019

(In millions of Korean won)	Note	2020		2019
Cash flows from operating activities
Profit for the year		~~W~~	1,379,415	~~W~~	745,987

Adjustment for non-cash items
Depreciation and amortization			4,357		5,093
Provision for credit loss			465		—
Share-based payments			4,034		4,259
Net interest expense			3,705		4,727
Net losses (gains) on valuation on financial assets at fair value through profit or loss			2,606		(2,322)
Net gains on foreign currency translation			(117)		—
Net other expenses (income)			(1,162)		2,209

			13,888		13,966

Changes in operating assets and liabilities
Deferred income tax assets			4,477		854
Other assets			(4,631)		(4,270)
Other liabilities			(3,804)		(10,824)

			(3,958)		(14,240)

Net cash inflow from operating activities			1,389,345		745,713

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(4,872,350)		(2,180,000)
Disposal of financial assets at fair value through profit of loss			4,809,391		2,057,592
Acquisition of investments in subsidiaries			(2,347,543)		(100,000)
Increase in loans measured at amortized cost			(60,000)		(70,000)
Acquisition of property and equipment			(5,370)		(4,771)
Disposal of property and equipment			—		13
Acquisition of intangible assets			(2,321)		(1,848)
Disposal of intangible assets			—		41
Net increase in guarantee deposits paid			(12,678)		(1,265)
Other investing activities			(3,149)		(371)

Net cash outflow from investing activities			(2,494,020)		(300,609)

Cash flows from financing activities
Increase in borrowings			440,000		418,705
Decrease in borrowings			(340,000)		(717,026)
Increase in debentures			1,537,091		1,037,656
Decrease in debentures			(940,000)		(868,154)
Dividends paid to shareholders			(861,092)		(759,736)
Lease payments			(610)		(569)
Acquisition of treasury shares			—		(274,317)
Issuance of hybrid securities			1,296,693		399,085
Dividends paid on hybrid securities			(22,860)		(6,513)

Net cash inflow (outflow) from financing activities			1,109,222		(770,869)

Net increase (decrease) in cash and cash equivalents			4,547		(325,765)
Cash and cash equivalents at the beginning of the year	29		18,534		344,299

Cash and cash equivalents at the end of the year	29	~~W~~	23,081	~~W~~	18,534

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2020, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Company acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

2.1.1 The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements and Korean IFRS No.1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. These amendments do not have a significant impact on the financial statements.

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.1.2 The Company has early adopted the following amended standards.

•	Amendments to Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1109 Financial Instruments – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Company early adopted these amendments since 2019 as the amendments allow the early adoption.

2.1.3 The following amended standards have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

10

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.1.3 The following amended standards have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. (cont’d)

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Company is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Company’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties with regard to measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in fair value determination and other risks.

As described in the significant accounting policies in Note 3.1, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions.

12

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Company classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.1.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.1.2.2 Fair value

The Company uses quoted price in active market which is based on listed market price or dealer price quotations of financial instruments traded in active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Company uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not observable in market and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level	2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level	3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The Company uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

14

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.1.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all the risks and rewards of ownership of the financial asset, or the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Company has not retained control. Therefore, if the Company does not transfer substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Company writes off a financial asset when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Company considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.1.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e. the obligation specified in the contract is discharged, cancelled or expires).

3.1.4 Offsetting

A financial asset and a financial liability is offset and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company and all of the counterparties.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

15

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial asset at fair value through profit or loss are also recognized in profit or loss.

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange difference resulting from change in amortized cost is recognized in profit or loss, and other changes are recognized in equity.

3.3.3 Financial assets measured at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

16

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.4 Expected Credit Loss of Financial Assets (Debt Instruments)

The Company recognizes a loss allowance for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Company measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Company assesses whether the credit risk has increased significantly using the following information, and if one or more of the following conditions are met, it is deemed as significant increase in credit risk. If the contractual cash flows on a financial asset have been renegotiated or modified, the Company assesses whether the credit risk has increased significantly using the same following information.

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Under simplified approach, the Company always measures the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Company uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Company generally considers the loan to be credit-impaired if one or more of the following conditions are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Debt restructuring, etc.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.4.1 Forward-looking information

The Company uses forward-looking information, when it assesses whether the credit risk has increased significantly and measures the expected credit losses.

The Company assumes the risk components have a certain correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Company for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Company determines the macroeconomic variables to be used in forecasting future condition of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

3.4.2.1 Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cash flows. The Company uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

18

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.4.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the expected credit loss model involves certain assumptions to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

The lifetime expected credit loss is measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Company measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets measured at amortized cost. However, the loss allowance is recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of the loss allowance is reclassified from other comprehensive income to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt securities), loans, financial instruments at amortized cost and debt securities at fair value through other comprehensive income, are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Company estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows and the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

19

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Interest income on impaired financial assets is recognized using the rate of interest used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.5.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.5.2.2 Fees related to performance obligations satisfied over time

The Company transfers control of a good or service over time, therefore, recognizes revenue related to performance obligations satisfied over the period of performance obligations. Fees which can be earned through the certain periods, including asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.5.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Company satisfies a performance obligation.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains and losses from following financial instruments:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate)

•	Gains or losses relating to derivatives for trading (including derivatives for hedging purpose but do not qualify for hedge accounting)

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS No.1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.7 Property and Equipment

3.7.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.7.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Company carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.11.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.11.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefits:

3.12.1.1 Defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.12.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

23

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Company has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.12.3 Share-based payment

The Company has provided stock grants program to directors and employees of the Company and its subsidiaries. When stock grants are exercised, the Company can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Company determines that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash.

Therefore, the Company measures the liability incurred as consideration for the service, at fair value and recognizes related expense and accrued expense over the vesting periods. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.12.4 Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.13 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.13.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for the period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.13.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities if, and only if the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

25

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.13.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, additional dues on tax paid or refund are recognized in accordance with Korean IFRS No.1037 because those are, in substance, interest and penalty.

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss for the period and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders of the Company, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.15 Lease

The Company as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Company can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Company applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.16 Operating Segments

The Company is composed of a single operating segment. Therefore, information of operating segments is not disclosed in accordance with Korean IFRS No.1108 Operating Segments.

27

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company through increased risk transparency, spread of risk management culture and preemptive response to rapidly changing financial environments. Credit risk, market risk and liquidity risk are recognized as the Company’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department manages risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Company considers default risk of individual borrowers.

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Due from financial institutions	~~W~~	23,084	~~W~~	18,537
Loans measured at amortized cost *		179,542		120,000
Loans measured at fair value through profit or loss		85,367		122,408
Other financial assets		33,053		19,814

	~~W~~	321,046	~~W~~	280,759

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of December 31, 2020 and 2019, are classified as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180,000

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000

*	Before netting of allowance

Credit quality of loans graded according to the probability of default, is as follows:

Range of PD (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	23,084	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,084
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	23,084	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,084

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537

4.2.6 Credit risk concentration analysis

4.2.6.1 Details of loans by country as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Corporate loans*		%	Allowances		Carrying amount
Korea	~~W~~	265,367	100.00	~~W~~	(458)	~~W~~	264,909

(In millions of Korean won)	December 31, 2019
	Corporate loans*		%	Allowances		Carrying amount
Korea	~~W~~	242,408	100.00	~~W~~	—	~~W~~	242,408

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Details of corporate loans by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Corporate loans*		%	Allowances		Carrying amount
Financial institutions	~~W~~	265,367	100.00	~~W~~	(458)	~~W~~	264,909

(In millions of Korean won)	December 31, 2019
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	242,408	100.00	~~W~~	—	~~W~~	242,408

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.2.6.3 Credit risk concentration of due from financial institutions by industry

Details of credit risk of due from financial institutions by industry as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	23,084	100.00	~~W~~	—	~~W~~	23,084

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

4.2.6.4 Details of due from financial institutions by country as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	23,084	100.00	~~W~~	—	~~W~~	23,084

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years and over five years.

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest receivables and payments; as such, the table below do not match with the amounts in the separate statements of financial position which are based on discounted cash flows. The future interest receipts and payments for floating-rate assets and liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial assets and liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	23,083	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,083
Financial assets at fair value through profit or loss[2]		85,367		—		—		—		—		388,895		474,262
Loans measured at amortized cost		—		—		102,189		81,713		—		—		183,902
Other financial assets		497		395		1,451		5,448		23,430		—		31,221

	~~W~~	108,947	~~W~~	395	~~W~~	103,640	~~W~~	87,161	~~W~~	23,430	~~W~~	388,895	~~W~~	712,468

Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		86,182		224,662		772,339		3,789,311		1,795,876		6,668,370
Lease liabilities		—		48		54		222		208		—		532
Other financial liabilities		—		2,712		—		—		—		—		2,712

	~~W~~	—	~~W~~	88,942	~~W~~	324,716	~~W~~	772,561	~~W~~	3,789,519	~~W~~	1,795,876	~~W~~	6,771,614

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	18,619	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,619
Financial assets at fair value through profit or loss[2]		122,408		—		—		—		—		291,501		413,909
Loans measured at amortized cost		—		—		71,523		51,098		—		—		122,621
Other financial assets		—		925		—		15,660		—		—		16,585

	~~W~~	141,027	~~W~~	925	~~W~~	71,523	~~W~~	66,758	~~W~~	—	~~W~~	291,501	~~W~~	571,734

Financial liabilities
Debentures	~~W~~	—	~~W~~	105,903	~~W~~	224,578	~~W~~	723,474	~~W~~	3,624,305	~~W~~	1,134,756	~~W~~	5,813,016
Lease liabilities		—		44		85		249		215		—		593
Other financial liabilities		—		1,819		—		—		—		—		1,819

	~~W~~	—	~~W~~	107,766	~~W~~	224,663	~~W~~	723,723	~~W~~	3,624,520	~~W~~	1,134,756	~~W~~	5,815,428

[1]	Restricted due from financial instruments amounting to ~~W~~ 3 million and ~~W~~ 3 million are excluded as of December 31, 2020 and 2019, respectively.
[2]	Hybrid securities included in financial assets at fair value through profit or loss are included in the ‘Over 5 years’ category since the timing of disposal is uncertain.

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rates and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. The Company manages interest rate risk through the measurement and management of interest rate VaR.

(c) Interest rate VaR

Interest rate VaR is the maximum possible loss of net assets due to the negative changes of interest rate at a 99.9% confidence level. The measurement results of risk as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Interest rate VaR*	~~W~~	237,338	~~W~~	146,472

*

Interest rate risk is measured based on the method of Interest Rate Risk in the Banking Book (“IRRBB”) from the year ended December 31, 2020. Interest rate VaR as of December 31, 2019 was calculated based on the method of Historical Simulation VaR.

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.5 Capital Adequacy

The Company as a financial holding company under the Financial Holding Companies Act, complies with the consolidated capital adequacy standard established by the Financial Services Commission. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011 and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 8.0%, a minimum Tier 1 ratio of 9.5% and a minimum Total Regulatory Capital ratio of 11.5% as of December 31, 2020.

The Company’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses in the Group and is the last to be compensated in liquidation of the Company and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income and other capital surplus etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowance for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulation on Supervision of Financial Holding Companies and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses them to calculate BIS ratio.

The Company evaluates and manages capital adequacy through separate internal policies. The valuation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Company under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the Group’s insolvency from future unexpected losses. The Company operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Company determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Company monitors internal capital limit management and reports it to the management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Details of the Company’s capital adequacy calculation in accordance with Basel III requirements as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Equity Capital:	~~W~~	40,080,136	~~W~~	36,995,181
Tier 1 Capital		36,895,778		35,426,114
Common Equity Tier 1 Capital		34,886,283		34,709,873
Additional Tier 1 Capital		2,009,495		716,241
Tier 2 Capital		3,184,358		1,569,067
Risk-weighted assets:		262,349,242		255,549,020
Equity Capital (%):		15.28		14.48
Tier 1 Capital (%)		14.06		13.86
Common Equity Tier 1 Capital (%)		13.30		13.58

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	388,895	~~W~~	388,895
Loans		85,367		85,367
Financial assets at amortized cost
Due from financial institutions		23,084		23,084
Loans		179,542		179,542
Other financial assets		33,053		33,053

		709,941		709,941

Financial liabilities
Financial liabilities at amortized cost
Borrowings		100,000		100,000
Debentures		6,128,043		6,258,394
Other financial liabilities		16,444		16,444

	~~W~~	6,244,487	~~W~~	6,374,838

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	~~W~~	291,501
Loans		122,408		122,408
Financial assets at amortized cost
Due from financial institutions		18,537		18,537
Loans		120,000		120,000
Other financial assets		19,814		19,814

		572,260		572,260

Financial liabilities
Financial liabilities at amortized cost
Debentures		5,543,446		5,631,217
Other financial liabilities		14,940		14,940

	~~W~~	5,558,386	~~W~~	5,646,157

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Securities	Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans measured at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, the carrying amount is used as the fair value.

Debentures	Fair value is determined by using the valuation results of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	Carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5.1.2 Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1 : The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 : The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 : The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	388,895	~~W~~	388,895
Loans		—		85,367		—		85,367

	~~W~~	—	~~W~~	85,367	~~W~~	388,895	~~W~~	474,262

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	291,501	~~W~~	291,501
Loans		—		122,408		—		122,408

	~~W~~	—	~~W~~	122,408	~~W~~	291,501	~~W~~	413,909

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	85,367	DCF model	Interest rate, Discount rate, etc.

	December 31, 2019
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	122,408	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	23,084	~~W~~	—	~~W~~	23,084
Loans measured at amortized cost[2]		—		—		179,542		179,542
Other financial assets [3]		—		—		33,053		33,053

		—		23,084		212,595		235,679

Financial liabilities
Borrowings[4]		—		100,000		—		100,000
Debentures		—		6,258,394		—		6,258,394
Other financial liabilities[3]		—		—		16,444		16,444

	~~W~~	—	~~W~~	6,358,394	~~W~~	16,444	~~W~~	6,374,838

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	18,537	~~W~~	—	~~W~~	18,537
Loans measured at amortized cost[2]		—		—		120,000		120,000
Other financial assets [3]		—		—		19,814		19,814

		—		18,537		139,814		158,351

Financial liabilities
Debentures		—		5,631,217		—		5,631,217
Other financial liabilities[3]		—		—		14,940		14,940

	~~W~~	—	~~W~~	5,631,217	~~W~~	14,940	~~W~~	5,646,157

[1]	Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as Level 2, carrying amounts are reasonable approximations of fair values.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Fair value
	December 31, 2020		December 31, 2019		Valuation techniques	Inputs
Financial liabilities
Debentures	~~W~~	6,258,394	~~W~~	5,631,217	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of the Company’s assets at the end of every reporting period.

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning balance	~~W~~	291,501	~~W~~	289,179
Total gains or losses
- Profit or loss		(2,606)		2,322
- Other comprehensive income		—		—
Purchases		100,000		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending balance	~~W~~	388,895	~~W~~	291,501

5.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the year	~~W~~	(2,606)	~~W~~	—	~~W~~	—	~~W~~	2,322	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting year		(2,606)		—		—		2,322		—		—

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	388,895	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate Volatility of interest rate	2.07 ~ 4.69 0.47	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate Volatility of interest rate	2.05 ~ 4.45 0.50	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in inputs as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities*	~~W~~	3,136	~~W~~	(3,031)	~~W~~	—	~~W~~	—

*

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.07 ~ 4.69%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

	December 31, 2019
(In millions of Korean won)	Profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities*	~~W~~	3,215	~~W~~	(3,195)	~~W~~	—	~~W~~	—

*

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.05 ~ 4.45%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of December 31, 2020)	December 31, 2020		December 31, 2019
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.25	~~W~~	23,084	~~W~~	18,537

6.2 Details of a maturity analysis of due from financial institutions other than restricted due from financial institutions, as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	23,081	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,081

(In millions of Korean won)	December 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	18,534	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,534

6.3 Details of restricted due from financial institution as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Financial Institution	December 31, 2020		December 31, 2019		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	388,895	~~W~~	291,501
Loans		85,367		122,408

	~~W~~	474,262	~~W~~	413,909

8. Loans Measured at Amortized Cost

8.1 Details of loans measured at amortized cost as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019

Loans measured at amortized cost	~~W~~	180,000	~~W~~	120,000
Less: Allowances for loan losses		(458)		—

Carrying amount	~~W~~	179,542	~~W~~	120,000

8.2 Details of loan types and customer types of loans to customers other than banks, as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	180,000	~~W~~	—	~~W~~	180,000
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(458)		—		(458)

	~~W~~	—	~~W~~	179,542	~~W~~	—	~~W~~	179,542

(In millions of Korean won)	December 31, 2019
	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	120,000	~~W~~	—	~~W~~	120,000
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		—		—		—

	~~W~~	—	~~W~~	120,000	~~W~~	—	~~W~~	120,000

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of December 31, 2020, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
Prudential Life Insurance Company of Korea Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

9.2 Details of investments in subsidiaries as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued shares	Ownership (%)	Carrying amount
Name of subsidiaries	As of December 31, 2020		December 31, 2020		December 31, 2019
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
Prudential Life Insurance Company of Korea Ltd[1]	15,000,000	100.00		2,310,054		—
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd[1]	25,227,566	100.00		673,811		623,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.[2]	1,252,400	100.00		21,331		23,621

			~~W~~	26,519,880	~~W~~	24,162,116

[1]

Carrying amount of investments in subsidiaries increased by ~~W~~ 50 billion and ~~W~~ 2,310.1 billion due to the capital increase of KB Capital Co., Ltd. and acquisition of Prudential Life Insurance Company of Korea Ltd., respectively, for the year ended December 31, 2020.

[2]	Impairment loss on KB Credit Information Co., Ltd. amounting to ~~W~~ 2,290 million was recognized for the year ended December 31, 2020.

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.3 Changes in accumulated impairment losses of investments in subsidiaries for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	(2,289)	~~W~~	—	~~W~~	(54,031)

(In millions of Korean won)	2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

10. Property and Equipment

10.1 Details of property and equipment as of December 31, 2020 and 2019, are as follows:

	December 31, 2020
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	6,882	~~W~~	(3,475)	~~W~~	—	~~W~~	3,407
Equipment and others		7,425		(4,239)		—		3,186
Right-of-use assets (buildings)		1,657		(888)		—		769
Right-of-use assets (vehicles)		1,192		(870)		—		322
Right-of-use assets (others)		91		(45)		—		46

	~~W~~	17,247	~~W~~	(9,517)	~~W~~	—	~~W~~	7,730

	December 31, 2019
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,119	~~W~~	(2,309)	~~W~~	—	~~W~~	1,810
Equipment and others		4,818		(2,946)		—		1,872
Right-of-use assets (buildings)		683		(490)		—		193
Right-of-use assets (vehicles)		904		(624)		—		280
Right-of-use assets (others)		36		(21)		—		15

	~~W~~	10,560	~~W~~	(6,390)	~~W~~	—	~~W~~	4,170

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

10.2 Changes in property and equipment for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	1,810	~~W~~	2,762	~~W~~	—	~~W~~	(1,165)	~~W~~	3,407
Equipment and others		1,872		2,607		—		(1,293)		3,186
Right-of-use assets (buildings)		193		984		(6)		(402)		769
Right-of-use assets (vehicles)		280		410		(27)		(341)		322
Right-of-use assets (others)		15		55		—		(24)		46

	~~W~~	4,170	~~W~~	6,818	~~W~~	(33)	~~W~~	(3,225)	~~W~~	7,730

(In millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	192	~~W~~	3,606	~~W~~	—	~~W~~	(1,988)	~~W~~	1,810
Equipment and others		1,993		1,165		(34)		(1,252)		1,872
Right-of-use assets (buildings)		263		432		(6)		(496)		193
Right-of-use assets (vehicles)		406		521		(20)		(627)		280
Right-of-use assets (others)		15		21		—		(21)		15

	~~W~~	2,869	~~W~~	5,745	~~W~~	(60)	~~W~~	(4,384)	~~W~~	4,170

11. Intangible Assets

11.1 Details of intangible assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	6,214	~~W~~	(3,730)	~~W~~	—	~~W~~	2,484
Membership rights		9,765		—		(800)		8,965
Other intangible assets		6,407		(4,589)		—		1,818

	~~W~~	22,386		(8,319)		(800)		13,267

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,849	~~W~~	(3,101)	~~W~~	—	~~W~~	1,748
Membership rights		9,765		—		(1,786)		7,979
Other intangible assets		5,451		(4,086)		—		1,365

	~~W~~	20,065	~~W~~	(7,187)	~~W~~	(1,786)	~~W~~	11,092

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

11.2 Changes in intangible assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition		Disposal		Amortization		Reversal of impairment*		Ending
Software	~~W~~	1,748	~~W~~	1,365	~~W~~	—	~~W~~	(629)	~~W~~	—	~~W~~	2,484
Membership rights		7,979		—		—		—		986		8,965
Other intangible assets		1,365		956		—		(503)		—		1,818

	~~W~~	11,092		2,321		—		(1,132)		986		13,267

(In millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Amortization		Impairment*		Ending
Software	~~W~~	931	~~W~~	1,170	~~W~~	—	~~W~~	(353)	~~W~~	—	~~W~~	1,748
Membership rights		7,809		215		(41)		—		(4)		7,979
Other intangible assets		906		815		—		(356)		—		1,365

	~~W~~	9,646	~~W~~	2,200	~~W~~	(41)	~~W~~	(709)	~~W~~	(4)	~~W~~	11,092

*

Impairment loss for membership rights of intangible assets with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

11.3 Changes in accumulated impairment losses of intangible assets for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(1,786)	~~W~~	—	~~W~~	986	~~W~~	—	~~W~~	(800)

(In millions of Korean won)	2019
	Beginning		Impairment	Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(1,814)	~~W~~ (4)	~~W~~	—	~~W~~	32	~~W~~	(1,786)

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

12. Lease

12.1 Amounts Recognized in the Statements of Financial Position

Amounts recognized in the statements of financial position related to lease as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Right-of-use property and equipment[1]
Real estate	~~W~~	769	~~W~~	193
Vehicles		322		280
Others		46		15

	~~W~~	1,137	~~W~~	488

Lease liabilities[2]	~~W~~	523	~~W~~	588

[1]	Included in property and equipment.
[2]	Included in other liabilities.

12.2 Amounts Recognized in the Statements of Comprehensive Income

Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Depreciation and amortization of right-of-use assets
Real estate	~~W~~	402	~~W~~	496
Vehicles		341		627
Others		24		21

	~~W~~	767	~~W~~	1,144

Interest expenses on the lease liabilities	~~W~~	11	~~W~~	16
Expense relating to short-term lease		19		23
Expense relating to leases of low-value assets that are not short-term lease		3		3

12.3 Total cash outflow for lease for the years ended December 31, 2020 and 2019 was ~~W~~ 631 million and ~~W~~ 594 million, respectively.

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

13. Deferred Income Tax Assets and Liabilities

13.1 Details of deferred income tax assets and liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,171	~~W~~	—	~~W~~	3,171
Membership rights		220		—		220
Defined benefit obligation		3,214		—		3,214
Plan assets		—		(3,214)		(3,214)
Short-term employee benefits		746		—		746
Losses on valuation of financial assets at fair value through profit or loss		3,054		—		3,054
Others		497		(4,499)		(4,002)

		10,902		(7,713)		3,189

Offsetting of deferred tax assets and liabilities		(7,713)		7,713		—

	~~W~~	3,189	~~W~~	—	~~W~~	3,189

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,260	~~W~~	—	~~W~~	3,260
Membership rights		491		—		491
Defined benefit obligation		2,888		—		2,888
Plan assets		—		(2,888)		(2,888)
Short-term employee benefits		1,193		—		1,193
Losses on valuation of financial assets at fair value through profit or loss		2,337		—		2,337
Others		450		(205)		245

		10,619		(3,093)		7,526

Offsetting of deferred tax assets and liabilities		(3,093)		3,093		—

	~~W~~	7,526	~~W~~	—	~~W~~	7,526

13.2 Unrecognized Deferred Income Tax Assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 2,896,164 million and ~~W~~ 54,031 million associated with investments in subsidiaries and impairment losses on investments in subsidiaries, respectively, as of December 31, 2020, due to the uncertainty that all these will be realized in the future.

13.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 2,395,805 million associated with investments in subsidiaries as of December 31, 2020, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

13.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	11,856	~~W~~	4,359	~~W~~	4,034	~~W~~	11,531
Membership rights		1,786		986		—		800
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		10,504		1,706		2,888		11,686
Short-term employee benefits		4,338		4,338		2,713		2,713
Tax loss carryforwards		66,162		66,162		—		—
Impairment losses of investments in subsidiaries		51,742		—		2,289		54,031
Losses on valuation of financial assets at fair value through profit or loss		8,499		—		2,606		11,105
Others		1,633		1,574		1,750		1,809

		3,052,684		79,125		16,280		2,989,839

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						—
Impairment losses of investments in subsidiaries		51,742						54,031

		38,616						39,644

Tax rate (%)		27.5						27.5

Total deferred income tax assets		10,619						10,902

Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(10,504)		(1,706)		(2,888)		(11,686)
Others		(742)		(742)		(16,361)		(16,361)

		(2,407,051)		(2,448)		(19,249)		(2,423,852)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(11,246)						(28,047)

Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(3,093)					~~W~~	(7,713)

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

13.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	10,624	~~W~~	3,027	~~W~~	4,259	~~W~~	11,856
Membership rights		1,814		32		4		1,786
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		9,175		1,833		3,162		10,504
Short-term employee benefits		2,721		2,721		4,338		4,338
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses of investments in subsidiaries		51,742		—		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		10,822		2,323		—		8,499
Others		1,182		1,156		1,607		1,633

		3,050,406		11,092		13,370		3,052,684

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses of investments in subsidiaries		51,742						51,742

		36,338						38,616

Tax rate (%)		27.5						27.5

Total deferred income tax assets		9,993						10,619

Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(5,835)		(1,833)		(6,502)		(10,504)
Others		(743)		(743)		(742)		(742)

		(2,402,383)		(2,576)		(7,244)		(2,407,051)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(6,579)						(11,246)

Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	~~W~~	(1,809)					~~W~~	(3,093)

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

14. Other Assets

14.1 Details of other assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Other financial assets
Accrued income	~~W~~	4,803	~~W~~	3,654
Guarantee deposits		28,257		16,160
Allowances for credit losses		(7)		—

		33,053		19,814

Other non-financial assets
Receivables		850,385		588,765
Prepaid expenses		800		556
Advanced payments		3,299		151

		854,484		589,472

	~~W~~	887,537	~~W~~	609,286

14.2 Changes in allowances for credit losses of other assets for the year ended December 31, 2020, are as follows:

(In millions of Korean won)	2020
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	—	~~W~~	—	~~W~~	—
Provision		7		—		7

Ending	~~W~~	7	~~W~~	—	~~W~~	7

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

15. Borrowings

15.1 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)
	December 31, 2020		December 31, 2019
Borrowings	~~W~~	100,000	~~W~~	—

15.2 Details of borrowings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		Lender	Issued date	Maturity date	Annual interest rates (%) as of December 31, 2020	December 31, 2020		December 31, 2019
Borrowings in Korean won	Other borrowings	Kiwoom Securities Co., Ltd.	Nov. 27, 2020	Feb. 2, 2021	0.99	~~W~~	40,000	~~W~~	—
Borrowings in Korean won	Other borrowings	Kiwoom Securities Co., Ltd.	Dec. 17, 2020	Mar. 3, 2021	1.03		60,000		—

						~~W~~	100,000	~~W~~	—

15.3 Maturities of borrowings as of December 31, 2020, are as follows:

(In millions of Korean won)
	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

16. Debentures

16.1 Details of debentures as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Annual interest rate (%) as of December 31, 2020	December 31, 2020		December 31, 2019
Unguaranteed debentures No.3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	~~W~~	—	~~W~~	70,000
Unguaranteed debentures No.5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No.6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No.8	Jun. 23, 2015	Jun. 23, 2020	2.34		—		100,000
Unguaranteed debentures No.9	Jun. 23, 2015	Jun. 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No.10	Sep. 17, 2015	Sep. 17, 2020	2.16		—		20,000
Unguaranteed debentures No.11	Sep. 23, 2015	Sep. 23, 2020	2.06		—		30,000
Unguaranteed debentures No.12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		—		110,000
Unguaranteed debentures No.12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No.14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		—		140,000
Unguaranteed debentures No.14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No.15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No.16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No.17	Jun. 27, 2016	Jun. 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No.18-2	Jul. 25, 2016	Jul. 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No.21	Jan. 25, 2017	Jan. 23, 2020	1.82		—		100,000
Unguaranteed debentures No.22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		—		120,000
Unguaranteed debentures No.22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No.23	Mar. 23, 2017	Mar. 23, 2020	1.95		—		80,000
Unguaranteed debentures No.24	Apr. 06, 2017	Apr. 06, 2020	1.97		—		70,000
Unguaranteed debentures No.25-2	May 24, 2017	May 24, 2020	1.97		—		100,000
Unguaranteed debentures No.25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-1	Jun. 27, 2017	Jun. 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-1	Sep. 19, 2017	Sep. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		80,000
Unguaranteed debentures No.31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		150,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No.32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

16.1 Details of debentures as of December 31, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Annual interest rates (%) as of December 31, 2020	December 31, 2020		December 31, 2019
Unguaranteed debentures No.32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-1	Jul. 25, 2018	Jul. 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No.36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 04, 2019	Dec. 04, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 04, 2019	Dec. 04, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		—
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		—
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		—
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		—
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		—
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		—
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		—
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	1.18		50,000		—
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		—
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		—
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		—
Unguaranteed debentures No.44-1	Aug. 11, 2020	Aug. 11, 2022	0.96		80,000		—
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	1.07		50,000		—
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		—
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		—
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	1.19		60,000		—

					6,150,000		5,550,000
		Less: Bond Discounts			(7,000)		(6,554)
	Less: adjustment on exchange right				(14,957)		—

				~~W~~	6,128,043	~~W~~	5,543,446

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount, after deducting liability component from the issuance amount, represents the value of exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

16.2 Maturities of debentures as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	280,000	~~W~~	390,000	~~W~~	300,000	~~W~~	1,940,000	~~W~~	3,240,000	~~W~~	6,150,000

(In millions of Korean won)	December 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	300,000	~~W~~	270,000	~~W~~	370,000	~~W~~	1,990,000	~~W~~	2,620,000	~~W~~	5,550,000

16.3 Changes in debentures based on face value for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,550,000	~~W~~	1,540,000	~~W~~	(940,000)	~~W~~	6,150,000

(In millions of Korean won)	2019
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,380,000	~~W~~	1,040,000	~~W~~	(870,000)	~~W~~	5,550,000

17. Net Defined Benefit Liabilities

17.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

17.2 Changes in net defined benefit liabilities for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,312	~~W~~	(19,875)	~~W~~	437
Current service cost		2,055		—		2,055
Interest expense (income)		404		(396)		8
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		—		—		—
Actuarial gains and losses by experience adjustments		429		—		429
Return on plan assets (excluding amounts included in interest income)		—		79		79
Contributions by the Company		—		(2,970)		(2,970)
Payments from plans (benefit payments)		(1,706)		1,706		—
Payments from the Company		(3)		—		(3)
Transfer in		2,296		(2,272)		24
Transfer out		(1,836)		1,836		—

Ending	~~W~~	21,951	~~W~~	(21,892)	~~W~~	59

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183
Current service cost		2,175		—		2,175
Interest cost (income)		466		(462)		4
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(20)		—		(20)
Actuarial gains and losses by changes in financial assumptions		599		—		599
Actuarial gains and losses by experience adjustments		(58)		—		(58)
Return on plan assets (excluding amounts included in interest income)		—		195		195
Contributions by the Company		—		(2,688)		(2,688)
Payments from plans (benefit payments)		(1,833)		1,833		—
Payments from the Company		—		—		—
Transfer in		1,302		(1,255)		47
Transfer out		(2,682)		2,682		—

Ending	~~W~~	20,312	~~W~~	(19,875)	~~W~~	437

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

17.3 Details of the net defined benefit liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	21,951	~~W~~	20,312
Fair value of plan assets		(21,892)		(19,875)

Net defined benefit liabilities	~~W~~	59	~~W~~	437

17.4 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	2,055	~~W~~	2,175
Net interest expenses on net defined benefit liabilities		8		4

Post-employment benefits	~~W~~	2,063	~~W~~	2,179

17.5 Details of remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(79)	~~W~~	(195)
Actuarial gains or losses		(429)		(521)
Income tax effects		140		196

Remeasurements after income tax	~~W~~	(368)	~~W~~	(520)

17.6 Details of fair value of plan assets as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	21,892	~~W~~	21,892

(In millions of Korean won)	December 31, 2019
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	19,875	~~W~~	19,875

17.7 Details of key actuarial assumptions used as of December 31, 2020 and 2019, are as follows:

	December 31, 2020	December 31, 2019
Discount rate (%)	2.00	2.00
Future salary increase rate (%)	3.75	3.75
Turnover (%)	1	1

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

17.7 Key actuarial assumptions used as of December 31, 2020 and 2019, are as follows: (cont’d)

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

17.8 Sensitivity analysis results of significant actuarial assumptions as of December 31, 2020, are as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%p	4.69% decrease	5.02% increase
Salary increase rate (%)	0.5%p	5.13% increase	4.84% decrease
Turnover (%)	0.5%p	0.51% decrease	0.53% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligations recognized in the statement of financial position.

17.9 Expected maturity analysis of undiscounted pension benefits (including expected future benefits) as of December 31, 2020, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	211	~~W~~	924	~~W~~	3,760	~~W~~	12,909	~~W~~	36,942	~~W~~	54,746

The weighted average duration of the defined benefit obligation is 9.9 years.

17.10 Expected contribution to plan assets for the next annual reporting period after December 31, 2020 is estimated to be ~~W~~ 2,100 million.

18. Other Liabilities

Details of other liabilities as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Other financial liabilities
Payables	~~W~~	2,073	~~W~~	1,134
Accrued expenses		13,848		13,218
Lease liabilities		523		588

		16,444		14,940

Other non-financial liabilities
Payables		11,870		59,263
Accrued expenses		138,740		128,824
Withholding taxes		11,242		413

		161,852		188,500

	~~W~~	178,296	~~W~~	203,440

63

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

19.1.2 Changes in shares for the years ended December 31, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Increase	—	—
Decrease	—	(5,916,962)

Ending	389,634,335	389,634,335

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%)	December 31, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		—
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		—
The 3-1st Hybrid securities	July 14, 2020	Perpetual bond	3.17		369,099		—
The 3-2nd Hybrid securities	July 14, 2020	Perpetual bond	3.38		29,922		—
The 4-1st Hybrid securities	October 20, 2020	Perpetual bond	3.00		433,918		—
The 4-2nd Hybrid securities	October 20, 2020	Perpetual bond	3.28		64,843		—

				~~W~~	1,695,778	~~W~~	399,085

The above hybrid securities are early redeemable by the Company after 5 or 10 years from the issuance date.

64

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

19.3 Capital Surplus

Details of capital surplus as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury shares		86,646		86,646
Consideration for exchangeable rights		11,933		—

	~~W~~14,754,747		~~W~~14,742,814

19.4 Accumulated Other Comprehensive Income

19.4.1 Details of accumulated other comprehensive income as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(8,032)	~~W~~	(7,664)

19.4.2 Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,664)	~~W~~	(508)	~~W~~	140	~~W~~	(8,032)

(In millions of Korean won)	2019
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(716)	~~W~~	196	~~W~~	(7,664)

19.5 Retained Earnings

19.5.1 Details of retained earnings as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Legal reserves	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,175		4,458
Unappropriated retained earnings		2,045,177		1,624,029

	~~W~~3,588,757		~~W~~3,093,294

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

19.5.2 Statement of disposition of retained earnings

65

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(Expected date of appropriation for 2020: March 26, 2021)

(Date of appropriation for 2019: March 20, 2020)

(In millions of Korean won)	2020		2019
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	688,621	~~W~~	984,555
Profit for the year		1,379,415		745,987
Retirement of treasury shares		—		(100,000)
Dividends on hybrid securities		(22,860)		(6,513)

	2,045,176		1,624,029

Transfers such as discretionary reserves
Regulatory reserve for credit losses		—		283

		—		283

Appropriation of retained earnings
Legal reserve		137,942		74,599
Regulatory reserve for credit losses		979		—
Cash dividends		689,653		861,092
(Dividends per common share: ~~W~~ 1,770 (35.4%) in 2020) (Dividends per common share: ~~W~~ 2,210 (44.2%) in 2019)

	828,574		935,691

Unappropriated retained earnings to be carried forward	~~W~~	1,216,602	~~W~~	688,621

19.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

19.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Amounts before appropriation	~~W~~	4,175	~~W~~	4,458
Amounts estimated to be appropriated (reversed)		979		(283)

	~~W~~	5,154	~~W~~	4,175

66

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

19.5.3.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won, except for per share amounts)	2020		2019
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	979	~~W~~	(283)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses[1,2]		1,355,576		739,757
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		3,479		1,891
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	~~W~~	3,436	~~W~~	1,877

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities.

19.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5,000,000 treasury shares are deposited at the Korea Securities Depository for issuing exchangeable bonds.

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		22,560,240		5,916,962		(2,303,617)		26,173,585

Carrying amount	~~W~~	968,549	~~W~~	267,639	~~W~~	(100,000)	~~W~~	1,136,188

20. Dividends

The dividends paid to the shareholders of the Company in 2020 and 2019 were ~~W~~ 861,092 million (~~W~~ 2,210 per share) and ~~W~~ 759,736 million (~~W~~ 1,920 per share), respectively. The dividends to the shareholders of the Company for the year ended December 31, 2020, amounting to ~~W~~ 689,653 million (~~W~~ 1,770 per share) is to be proposed at the annual general shareholder’s meeting on March 26, 2021. The Company’s financial statements as of December 31, 2020, do not reflect this dividend payable.

67

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

21. Net Interest Expense

Details of interest income, expense and net interest expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Interest income
Due from financial institutions	~~W~~	69	~~W~~	2,580
Loans measured at amortized cost		3,450		2,333
Loans measured at fair value through profit or loss		4,256		2,805
Others		269		302

		8,044		8,020

Interest expense
Borrowings		921		2,489
Debentures		131,505		123,560
Others		11		16

		132,437		126,065

Net interest expense	~~W~~	(124,393)	~~W~~	(118,045)

22. Net Fee and Commission Expense

Details of fee and commission income, expense and net fee and commission expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Fee and commission income
Fees earned in Korean won	~~W~~	841	~~W~~	847

Fee and commission expense
Fees paid in Korean won		8,836		6,891
Fees paid in foreign currency		343		239

		9,179		7,130

Net fee and commission expense	~~W~~	(8,338)	~~W~~	(6,283)

68

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

23. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	15,269	~~W~~	13,625
Gains on valuation of financial assets at fair value through profit or loss		252		3,166

		15,521		16,791

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		2,858		844

		2,858		844

Net gains on financial instruments at fair value through profit or loss	~~W~~	12,663	~~W~~	15,947

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Other operating income
Dividend income from subsidiaries	~~W~~	1,573,411	~~W~~	926,934
Gains on foreign currency transactions		117		—

		1,573,528		926,934
Other operating expenses
Impairment losses of investments in subsidiaries		2,289		—

		2,289		—

Net other operating income	~~W~~	1,571,239	~~W~~	926,934

69

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Employee benefits
Salaries and short-term employee benefits - salaries	~~W~~	30,719	~~W~~	28,448
Salaries and short-term employee benefits - others		5,156		4,778
Post-employment benefits - defined benefit plans		2,063		2,179
Post-employment benefits - defined contribution plans		510		286
Share-based payments		4,034		4,259

		42,482		39,950

Depreciation and amortization		4,357		5,093

Other general and administrative expenses
Travel		36		1,158
Communications		1,100		633
Tax and dues		416		496
Publication		353		367
Rental expense		1,061		835
Vehicle		137		150
Service fees		12,278		12,236
Advertising		937		894
Training		928		1,591
Others		7,769		7,768

		25,015		26,128

	~~W~~	71,854	~~W~~	71,171

70

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of December 31, 2020, are as follows:

25.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 21	Jan. 01, 2019	25,172	Service fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,226	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,436	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	8,195	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan. 01, 2020	57,367	Service fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 26	Mar. 18, 2020	430	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 27	June 15, 2020	187	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 28	Nov 21, 2020	68,135	Service fulfillment, market performance[3] 35% and non-market performance[5] 65%
Deferred grant in 2015	—	7,674	Satisfied
Deferred grant in 2016	—	8,705	Satisfied
Deferred grant in 2017	—	17,983	Satisfied
Deferred grant in 2018	—	5,960	Satisfied
Deferred grant in 2019	—	24,533	Satisfied
Deferred grant in 2020	—	28,134	Satisfied

		257,137

Kookmin Bank
Series 75	Jan. 1, 2019	154,996	Service fulfillment, market performance[3] 0~50%, and non-market performance[4] 50~100%
Series 76	Apr. 1, 2019	5,380	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 77	May. 27, 2019	4,468	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance[3] 30%, and non-market performance[6] 70%
Series 79	Jan. 1, 2020	241,609	Service fulfillment, market performance[3] 0~50%, and non-market performance[4] 50~100%
Series 80	Mar 1, 2020	7,711	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Deferred grant in 2015	—	2,759	Satisfied
Deferred grant in 2016	—	19,109	Satisfied
Deferred grant in 2017	—	47,863	Satisfied
Deferred grant in 2018	—	65,514	Satisfied
Deferred grant in 2019	—	98,194	Satisfied

		684,046

71

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance[4] 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,028
Stock granted in 2015	—	3,323
Stock granted in 2016	—	9,103
Stock granted in 2017	—	36,814
Stock granted in 2018	—	120,266
Stock granted in 2019	—	331,688
Stock granted in 2020	—	268,669

		772,185

		1,713,368

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2020 (Deferred grants are residual shares vested as of December 31, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Companies’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segments
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

72

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares*	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	37,300	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	19,662	Satisfied
Stock granted in 2017	30,003	Satisfied
Stock granted in 2018	73,989	Satisfied
Stock granted in 2019	125,530	Satisfied
Stock granted in 2020	121,676	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,191	Satisfied
Stock granted in 2016	40,970	Satisfied
Stock granted in 2017	149,329	Satisfied
Stock granted in 2018	345,546	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	290,013	Proportional to service period

	1,871,589

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

73

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

25.2.3 Stock grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 21	0.74	38,789~45,096	38,789~45,096
Series 22	0.74	37,324~41,899	37,324~41,899
Series 23	0.74	37,324~41,899	37,324~41,899
Series 24	0.74	38,789~45,096	38,789~45,096
Series 25	0.74	37,324~45,096	37,324~45,096
Series 26	0.74	38,789~45,096	38,789~45,096
Series 27	0.74	38,789~45,096	38,789~45,096
Series 28	0.74	30,871~34,675	34,694~38,969
Deferred grant in 2015	0.74	—	35,895~45,096
Deferred grant in 2016	0.74	—	38,789~45,096
Deferred grant in 2017	0.74	—	40,299~45,096
Deferred grant in 2018	0.74	—	38,789~45,096
Deferred grant in 2019	0.74	—	40,299~47,631
Deferred grant in 2020	0.74	—	38,969~42,065
(Kookmin Bank)
Series 75	0.74	38,789~45,096	38,789~45,096
Series 76	0.74	37,324~41,899	37,324~41,899
Series 77	0.74	37,324~41,899	37,324~41,899
Series 78	0.74	36,370~40,828	37,324~41,899
Series 79	0.74	37,324~45,096	37,324~45,096
Series 80	0.74	35,895~40,299	35,895~40,299
Grant deferred in 2015	0.74	—	41,899~45,096
Grant deferred in 2016	0.74	—	38,789~45,096
Grant deferred in 2017	0.74	—	38,789~45,096
Grant deferred in 2018	0.74	—	38,789~45,096
Grant deferred in 2019	0.74	—	40,299~45,096
(Other subsidiaries)
Share granted in 2010	0.74	—	40,299~40,299
Share granted in 2011	0.74	—	40,299~40,299
Share granted in 2012	0.74	—	40,299~41,899
Share granted in 2013	0.74	—	35,692~41,899
Share granted in 2014	0.74	—	41,899~41,899
Share granted in 2015	0.74	—	34,581~47,631
Share granted in 2016	0.74	—	37,324~56,293
Share granted in 2017	0.74	—	34,581~61,294
Share granted in 2018	0.74	33,612~44,072	35,895~47,631
Share granted in 2019	0.74	37,324~45,096	34,581~47,631
Share granted in 2020	0.74	35,780~45,096	35,895~45,096

74

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In Korean won)	Risk free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2015	0.74	—	35,895~45,096
Share granted in 2016	0.74	—	34,581~45,096
Share granted in 2017	0.74	—	38,789~45,096
Share granted in 2018	0.74	—	38,789~47,631
Share granted in 2019	0.74	—	40,299~45,096
Share granted in 2020	0.74	—	38,789~42,065
(Kookmin Bank)
Share granted in 2015	0.74	—	38,789~47,153
Share granted in 2016	0.74	—	37,324~61,294
Share granted in 2017	0.74	—	38,789~47,631
Share granted in 2018	0.74	—	38,789~47,631
Share granted in 2019	0.74	—	40,299~45,096
Share granted in 2020	0.74	—	38,789~41,899
(Other subsidiaries)
Share granted in 2015	0.74	—	34,581~45,096
Share granted in 2016	0.74	—	34,581~47,631
Share granted in 2017	0.74	—	34,581~47,631
Share granted in 2018	0.74	—	34,581~47,631
Share granted in 2019	0.74	—	34,581~45,096
Share granted in 2020	0.74	—	35,895~43,147

The Company used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of December 31, 2020 and 2019, are ~~W~~ 135,328 million and ~~W~~ 124,853 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs are ~~W~~ 123,797 million and ~~W~~ 112,997 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 4,034 million and ~~W~~ 4,259 million were recognized for the years ended December 31, 2020 and 2019, respectively.

75

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

26. Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Non-operating income
Reversal of impairment losses of intangible assets	~~W~~	986	~~W~~	—
Others		759		669

		1,745		669
Non-operating expenses
Losses on disposal of property and equipment		—		21
Impairment losses of intangible assets		—		4
Donation		1,225		1,177
Others		6		8

		1,231		1,210

Net non-operating income (expense)	~~W~~	514	~~W~~	(541)

27. Income Tax Expense

27.1 Details of income tax expense (benefit) for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities
Origination and reversal of temporary differences		4,337		658
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		140		196
Consideration for exchangeable rights		(4,526)		—

		(4,386)		196

Income tax expense (benefit)	~~W~~	(49)	~~W~~	854

27.2 Analysis of the net profit before income tax and income tax expense for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020			2019
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		~~W~~	1,379,366		~~W~~	746,841
Tax at the applicable tax rate*	26.75		368,964	26.11		195,019
Non-taxable income	(28.26)		(389,802)	(28.82)		(215,265)
Non-deductible expense	0.06		797	0.11		786
Consolidated tax return effect	1.77		24,379	2.69		20,116
Others	(0.32)		(4,387)	0.03		198

Average effective tax rate and tax expense (benefit)		~~W~~	(49)	0.11	~~W~~	854

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the years ended December 31, 2020 and 2019.

76

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

28.1.1 Weighted average number of ordinary shares outstanding

(in number of shares)	2020		2019
	Number of shares	Accumulated amount	Number of shares	Accumulated amount
Number of issued ordinary shares	415,807,920	152,185,698,720	415,807,920	152,564,638,665
Number of treasury shares	(26,173,585)	(9,579,532,110)	(26,173,585)	(9,801,574,522)

Average number of ordinary shares outstanding	389,634,335	142,606,166,610	389,634,335	142,763,064,143

Number of days		366		365
Weighted average number of ordinary shares outstanding		389,634,335		391,131,683

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2020		2019
Profit for the period	~~W~~	1,379,414,691,239	~~W~~	745,986,900,731
Deduction: Dividends on hybrid securities		22,859,500,000		6,512,500,000

Profit attributable to the ordinary equity holders (A)		1,356,555,191,239		739,474,400,731
Weighted average number of ordinary shares outstanding (B)		389,634,335		391,131,683

Basic earnings per share (A/B)	~~W~~	3,482	~~W~~	1,891

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

In addition, exchangeable bonds issued for the year ended December 31, 2020, were included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

77

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2020		2019
Profit attributable to the ordinary equity holders*	~~W~~	1,356,555,191,239	~~W~~	739,474,400,731
Adjustment:
Interest expense on exchangeable bonds		798,012,332		—

Adjusted profit for diluted earnings per share	~~W~~	1,357,353,203,571	~~W~~	739,474,400,731

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2020	2019
Weighted average number of ordinary shares outstanding	389,634,335	391,131,683
Adjustment:
Stock grants	3,416,737	2,890,513
Exchangeable bonds	1,707,650	—

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,758,722	394,022,196

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2020		2019
Adjusted profit for diluted earnings per share	~~W~~	1,357,353,203,571	~~W~~	739,474,400,731
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,758,722		394,022,196

Diluted earnings per share	~~W~~	3,438	~~W~~	1,877

78

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

29. Statement of Cash Flow

29.1 Details of cash and cash equivalents as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2019
Due from financial institutions	~~W~~	23,084	~~W~~	18,537
Restricted due from financial institutions		(3)		(3)

	~~W~~	23,081	~~W~~	18,534

29.2 Significant non-cash transactions for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Changes in receivables and payables from consolidated tax return	~~W~~	283,444	~~W~~	262,296
Changes in receivables and payables related to stock grants		10,799		(12,564)

29.3 Cash inflows and outflows from income tax, interests and dividends for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Income tax paid	Operating	~~W~~	1,390	~~W~~	1,145
Interest received	Operating		6,674		6,384
Interest paid	Operating		127,926		122,195
Dividends received	Operating		1,588,631		940,560
Dividends paid	Financing		883,951		766,249

29.4 Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		5,543,446		597,091		(12,494)		6,128,043

	~~W~~	5,543,446	~~W~~	697,091	~~W~~	(12,494)	~~W~~	6,228,043

(In millions of Korean won)	2019
	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	300,000	~~W~~	(298,321)	~~W~~	(1,679)	~~W~~	—
Debentures		5,373,266		169,502		678		5,543,446

	~~W~~	5,673,266	~~W~~	(128,819)	~~W~~	(1,001)	~~W~~	5,543,446

79

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30. Contingent Liabilities and Commitments

30.1 Commitments made with financial institutions as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		December 31, 2020				December 31, 2019
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	50,000	~~W~~	—

30.2 Other Matters (including litigation)

a) The Company has no pending lawsuit as a defendant as of December 31, 2020.

b) The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Company as follows;

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Company’s investment in an entity that could be affected by COVID-19 pandemic can occur.

80

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

31. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

31.1 Profit or loss arising from transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2020		2019
Kookmin Bank	Interest income	~~W~~	329	~~W~~	1,580
	Fee and commission income		925		841
	Net other operating income*		1,330,407		667,225
	General and administrative expenses		8,265		6,312
	Net non-operating income		—		70
KB Securities Co., Ltd.	Net other operating income*		80,000		50,000
	General and administrative expenses		858		1,119
	Net non-operating income		—		14
KB Insurance Co., Ltd.	General and administrative expenses		1,245		1,871
	Net non-operating income		—		7
KB Kookmin Card Co., Ltd.	Net other operating income*		100,004		200,008
	General and administrative expenses		638		1,042
	Net non-operating income		5		6
Prudential Life Insurance Company of Korea Ltd.	General and administrative expenses		97		—
KB Asset Management Co., Ltd.	Net other operating income*		30,000		—
	General and administrative expenses		38		—
KB Capital Co., Ltd	Net gains on financial assets at fair value through profit or loss		12,663		15,947
	General and administrative expenses		117		116
	Net non-operating income		—		4
KB Life Insurance Co., Ltd.	General and administrative expenses		561		238
KB Real Estate Trust. Co., Ltd.	Net other operating income*		30,000		4,700
	Net non-operating income		—		13
KB Savings Bank Co., Ltd.	Net other operating income*		3,000		5,000
KB Investment Co., Ltd.	Interest income		3,450		2,333
KB Data Systems Co., Ltd.	General and administrative expenses		1,567		1,953

*	Net other operating income includes dividend income from subsidiaries.

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KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

31.2 Details of receivables and payables arising from transactions with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)
Subsidiaries	Asset or liabilities	December 31, 2020		December 31, 2019
Kookmin Bank	Cash and due from financial institutions	~~W~~	23,084	~~W~~	18,537
	Other assets		596,618		418,114
	Other liabilities		736		35
	Property and equipment		703		152
KB Securities Co., Ltd.	Other assets		86,571		52,068
KB Insurance Co., Ltd.	Other assets		20,804		14,492
	Other liabilities		—		47,580
KB Kookmin Card Co., Ltd.	Other assets		92,294		60,705
	Other liabilities		621		1,394
Prudential Life Insurance Company of Korea Ltd.	Other assets		56		—
KB Asset Management Co., Ltd.	Other assets		16,993		15,590
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		388,895		291,501
	Other assets		25,426		18,995
KB Life Insurance Co., Ltd.	Other assets		3,747		3,956
	Other liabilities		7,636		8,636
KB Real Estate Trust Co., Ltd.	Other assets		22,559		13,979
KB Savings Bank Co., Ltd.	Other assets		2,661		3,727
KB Investment Co., Ltd.	Loans measured at amortized cost		180,000		120,000
	Other assets		12,969		2,904
	Other liabilities		—		59
KB Data Systems Co., Ltd.	Property and equipment		40		438
	Intangible assets		3,484		1,145
	Other assets		1,700		2,721
	Other liabilities		1,016		333
KB Credit Information Co., Ltd.	Other assets		897		849
	Other liabilities		75		241

31.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)			December 31, 2020		December 31, 2019
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	734	~~W~~	152

31.4 Unused commitments provided from related parties as of December 31, 2020 and 2019, are as follows:

(In millions of Korean won)			December 31, 2019		December 31, 2019
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,379	~~W~~	2,255

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KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of Korean won)			2020		2019
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	50,000	~~W~~	50,000
Subsidiary	KB Investment Co., Ltd.	Paid-in capital increase of ordinary shares		—		50,000
Subsidiary	Prudential Life Insurance Company of Korea Ltd.	Acquisition of shares		2,310,054		—

31.6 Lending transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)		2020
		Beginning	Loan	Collection	Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~120,000	~~W~~60,000	~~W~~—	~~W~~180,000

(In millions of Korean won)		2019
		Beginning	Loan	Collection	Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~50,000	~~W~~70,000	~~W~~-	~~W~~120,000

31.7 Compensation to key management for the years ended December 31, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,138	~~W~~	23	~~W~~	818	~~W~~	1,979
Registered directors (non-executive)		701		—		—		701
Non-registered directors		4,450		99		3,215		7,764

	~~W~~	6,289	~~W~~	122	~~W~~	4,033	~~W~~	10,444

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	798	~~W~~	28	~~W~~	984	~~W~~	1,810
Registered director (non-executive)		628		—		—		628
Non-registered director		3,344		147		3,275		6,766

	~~W~~	4,770	~~W~~	175	~~W~~	4,259	~~W~~	9,204

31.8 The Company paid ~~W~~ 125 million and ~~W~~ 255 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities for the years ended December 31, 2020 and 2019, respectively.

83

KB Financial Group Inc.

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

32. Approval of Issuance of the Financial Statements

The issuance of the Company’s financial statements as of and for the year ended December 31, 2020, was approved by the Board of Directors on February 4, 2021.

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Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of KB Financial Group Inc. (the “Company”) as of December 31, 2020 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2020, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated March 9, 2021 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Operating Status Report of the Internal Control over Financial Reporting.’

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Young-Min Kwon.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 9, 2021

This report is effective as of March 9, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

86

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

KB Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting(“ICFR”) Officer of KB Financial Group Inc. (“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2020.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2020, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

March 4, 2021

Jong Kyoo Yoon,

Chief Executive Officer

Hwan Ju Lee,

Internal Control over Financial Reporting Officer

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